As filed with the Securities and Exchange Commission on October 28, 2005

Registration No. 333-127628

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 3

TO

Form S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

J. Crew Group, Inc.

(Exact name of Registrant as specified in its charter)

Delaware	5600	22-2894486
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

J.Crew Group, Inc.

770 Broadway

New York, New York 10003

Telephone: (212) 209-2500

(Address including zip code, telephone number, including area code, of Registrant’s Principal Executive Offices)

Arlene S. Hong, Esq.

General Counsel

J.Crew Group, Inc.

770 Broadway

New York, New York 10003

Telephone: (212) 209-2500

(Name, address including zip code, telephone number, including area code, of agent for service)

Copies To:

Jeffrey D. Karpf, Esq. Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, New York 10006 Telephone: (212) 225-2000 Telecopy: (212) 225-3999	Robert E. Buckholz, Jr., Esq. Catherine M. Clarkin, Esq. Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004 Telephone: (212) 558-4000 Telecopy: (212) 558-3588

Approximate date of commencement of proposed sale to the public:    As soon as practicable after the effective date hereof.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.    ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.    ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered(1)	Amount to be registered(1)	Proposed maximum offering price per share(2)	Proposed maximum aggregate offering price	Amount of registration fees
Common stock, $.01 par value per share			$$200,000,000	$23,540(3)

(1)	Includes shares that the underwriters have an option to purchase from the Registrant to cover over-allotments, if any.
(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(a) promulgated under the Securities Act of 1933, as amended.
(3)	Previously paid.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated October 28, 2005.

             Shares

Common Stock

This is the initial public offering of shares of common stock of J.Crew Group, Inc.

J.Crew® is offering all of the shares to be sold in the offering.

Prior to this offering, there has been no public market for the common stock. It is currently estimated that the initial public offering price per share will be between $             and $            . J.Crew intends to apply to list the common stock on the New York Stock Exchange under the symbol “JCG.”

See “ Risk Factors” beginning on page 9 to read about factors you should consider before buying shares of the common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to J.Crew	$	$

To the extent that the underwriters sell more than              shares of common stock, the underwriters have the option to purchase up to an additional              shares from J.Crew at the initial public offering price less the underwriting discount.

The underwriters expect to deliver the shares against payment in New York, New York on                     , 2005.

Goldman, Sachs & Co.	Bear, Stearns & Co. Inc.

Banc of America Securities LLC	Citigroup	Credit Suisse First Boston

JPMorgan	Lehman Brothers	Wachovia Securities

Prospectus dated                     , 2005.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. It does not contain all of the information that may be important to you. You should read the following summary together with the more detailed information regarding our company, the common stock offered and our consolidated financial statements, including the notes to those statements, appearing elsewhere in this prospectus. Except as the context otherwise requires, all references in this prospectus to “J.Crew,” “we,” “us,” “our” and similar terms refer to J.Crew Group, Inc. together with our consolidated subsidiaries. Our fiscal year ends on the Saturday closest to January 31. The fiscal years 2001, 2002, 2003 and 2004 ended on February 2, 2002, February 1, 2003, January 31, 2004 and January 29, 2005, respectively, and consisted of 52 weeks each. The fiscal year 2000 ended on February 3, 2001 and consisted of 53 weeks.

Our Company

J.Crew is a nationally recognized apparel and accessories brand that we believe embraces a high standard of style, craftsmanship, quality and customer service, while projecting an aspirational American lifestyle. We are a fully integrated multi-channel specialty retailer. We seek to consistently communicate our vision of J.Crew through every aspect of our business, including through the imagery in our catalogs and on our Internet website and the inviting atmosphere of our stores. In fiscal 2004, our revenues were $804.2 million, which represents a 16.6% increase over fiscal 2003. Growth in our comparable store sales (sales at stores open at least twelve months) for this period was 16.4%. In the first half of fiscal 2005, our revenues were $439.9 million, which represents a 31.6% increase over the first half of fiscal 2004. Growth in our comparable store sales for this period was 24.3%. Our net loss for fiscal 2004 was $100.3 million. The net loss in fiscal 2004 included a significant loss on the refinancing of debt, excluding which our net loss would have been $50.5 million in fiscal 2004. Our net income for the first half of fiscal 2005 was $6.6 million compared to a net loss of $37.5 million for the first half of fiscal 2004.

We focus on creating product lines featuring the high quality design, fabrics and craftsmanship as well as consistent fits and detailing that our customers expect of J.Crew. We offer complete collections of women’s and men’s apparel and accessories, including business attire, weekend clothes, swimwear, loungewear, outerwear, wedding and special occasion attire, shoes, bags, belts and jewelry. In addition, we have introduced limited edition luxury items that are intended to elevate the overall perception of our brand and encourage customers not to delay purchases.

J.Crew products are distributed through our retail and factory stores, our J.Crew catalog and our Internet website located at www.jcrew.com. As of October 24, 2005, we operated 157 retail stores (as well as one seasonal retail store) and 45 factory stores throughout the United States. In fiscal 2004, we distributed 16 catalog editions with a circulation of approximately 50 million copies and our website logged over 48 million visits, representing a 20% increase over fiscal 2003.

In early 2003, our newly-appointed chief executive officer and chairman of the board, Millard Drexler, and our newly-appointed president, Jeffrey Pfeifle, initiated a program to reposition J.Crew by:

•	improving the design, fabrics and construction of our products by strengthening our design teams and sourcing fabrics from renowned European mills and designer-level fabric houses,

•	expanding our product assortment to reflect our customers’ affluent and active lifestyles by offering a range of high quality products such as Italian cashmere sweaters and blazers, wedding and special occasion attire, and women’s and men’s suits made in Italy,

•	tightening inventory controls,

•	creating sophisticated and inviting store environments,

•	recruiting a new management team with experience across a broad range of disciplines in the specialty retail industry,

•	slowing the pace of new store openings and closing underperforming stores, and

•	enhancing our customer-service oriented culture.

Since our new management team began to influence our product line in late 2003 and early 2004, we have experienced five consecutive quarters of growth in comparable store sales, net sales, gross profit and operating income.

We attribute our success as a specialty retailer to the following competitive strengths:

•	Established and differentiated lifestyle brand. The J.Crew brand is widely recognized. We believe that we differentiate ourselves from our competitors by offering:

•	our signature “classic with a twist” product design—meaning our iconic styles refined with differentiating prints, fabrics and colors,

•	“accessible luxury” by mixing designer-quality products at higher price points with more casual items at lower price points, and

•	“one stop shopping” for our customers’ wardrobe needs.

•	High quality product offerings. We focus on creating complete product lines featuring high quality apparel and accessories, which include luxury items such as European milled cashmere sweaters and jackets, suits made in Italy, and styled classics such as our broken-in chinos, cable knit sweaters and Legacy™ blazers.

•	Multiple sales channels producing “seamless retailing.” We sell our products through multiple sales channels, including our retail and factory stores, our J.Crew catalog and our Internet website. We encourage our customers to make purchases through all of our sales channels—a concept we refer to as “seamless retailing”—to build a base of customers loyal to the J.Crew brand rather than a single sales channel.

•	Experienced management team with a proven track record. Since Messrs. Drexler and Pfeifle were appointed in early 2003, we have assembled a management team with extensive experience across a broad range of disciplines in the specialty retail industry.

•	Disciplined merchandise management. We focus on controlling our inventory in order to maximize full-price sales and increase inventory turns. We believe our merchandising strategy enhances our brand image while maximizing profits.

•	Customer-service oriented culture. We hire and train qualified sales associates committed to serving our customers and compensate them based on performance measures in order to enhance the customer-service oriented culture in our stores.

Our growth strategy includes the following: (1) continue to build on our core strengths, (2) leverage our multiple sales channels to further achieve “seamless retailing,” (3) expand our store base, (4) expand our sales channels, and (5) expand into the children’s market with our crewcuts® line.

We face risks in operating our business, including risks that may prevent us from achieving our business objectives or that may adversely affect our business, financial condition and operating results. You should consider these risks before investing in our company. Risks relating to our business include:

•	we may not be able to compete successfully in the highly competitive specialty retail industry,

•	we may not successfully gauge fashion trends and changing consumer preferences,

•	our revenues may decline due to a reduction in consumer spending on apparel and accessories,

•	the loss of key personnel could adversely impact our business, and

•	we may not successfully implement our plans to expand our store base, broaden our product offerings and expand our sales channels.

For a discussion of the significant risks associated with our business, our industry and investing in our common stock, you should read the section entitled “Risk Factors” beginning on page 9 of this prospectus.

Recent Developments

For the              weeks ended                      , 2005, sales increased by        % to $       million from $       million in the eleven weeks ended                  , 2004. For the              weeks ended                  , 2005, Stores sales increased        % to $       million from $       million in the same period last year. Growth in comparable store sales for this period was        %. For the                          ended                  , 2005, Direct sales increased        % to $       million from $       million in the same period last year.

Investment by Texas Pacific Group

In 1997, we completed a recapitalization as a result of which Texas Pacific Group, a private investment group, obtained a controlling interest in us. Following this offering and the transactions described in “Transactions in Connection with the Offering,” TPG Partners II, L.P. and certain of its affiliates, which we refer to collectively as “TPG,” will own approximately         % of our common stock (approximately         % if the underwriters’ overallotment option is exercised in full).

Our principal executive offices are located at 770 Broadway, New York, New York 10003, and our telephone number is (212) 209-2500. Our corporate website is located at www.jcrew.com. Information contained on our website or links to our website do not constitute part of this prospectus.

We were incorporated in New York in 1988 and reincorporated in Delaware in October 2005. We are a holding company, and all of our business operations are conducted through J.Crew Operating Corp., a Delaware corporation, which we refer to as “Operating.” Prior to October 2005, J.Crew Group, Inc. was the sole member of J.Crew Intermediate LLC, a Delaware limited liability company, which we refer to as “Intermediate,” and Intermediate was the direct parent of Operating. We merged Intermediate into J.Crew Group, Inc. in connection with this offering and became Operating’s direct parent.

The J.Crew trademark appearing on the front cover of this prospectus and variations thereon such as crewcuts are registered U.S. trademarks of J.Crew and are registered with or subject to pending trademark applications with the registries of various other countries.

The Offering

Common stock offered by us	shares

Common stock to be outstanding after this offering	shares

Use of proceeds

We intend to use the net proceeds from this offering and TPG’s purchase of our common stock described below, together with borrowings under a new term loan, to redeem our preferred stock and some of our debt and pay related costs. Any remaining net proceeds will be used for general corporate purposes. See “Use of Proceeds.”

Dividends	We do not anticipate paying any cash dividends in the foreseeable future.

Proposed New York Stock Exchange symbol	“JCG”

Risk factors	See “Risk Factors” beginning on page 9 of this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.

Transactions in Connection with the Offering

In the last three fiscal years, we have incurred increasing amounts of interest on our debt and dividends on our preferred stock. To decrease the amounts we incur in the future, we expect that a substantial portion of our outstanding debt and preferred stock will be redeemed, refinanced or converted into shares of our common stock in connection with this offering. Specifically:

•	we plan to redeem all outstanding $92.8 million liquidation value of our 14 1/2% Cumulative Preferred Stock (the “Series A Preferred Stock”) (plus accrued and unpaid dividends of $ ),

•	we plan to redeem all outstanding $32.5 million liquidation value of our 14 1/2% Cumulative Redeemable Preferred Stock (the “Series B Preferred Stock”) (plus accrued and unpaid dividends of $ ),

•	we plan to redeem all $21.7 million aggregate principal amount of outstanding 13 1/8% Senior Discount Debentures due 2008 (the “13 1/8% Debentures”) (plus accrued and unpaid interest of $ ),

•	Operating is conducting a tender offer and consent solicitation to repurchase any and all of its 9 3/4% Senior Subordinated Notes due 2014 (the “9 3/4% Notes”) (plus accrued and unpaid interest of $ ) and will redeem any 9 3/4% Notes that remain outstanding after the tender offer, and

•	TPG-MD Investment, LLC, an entity controlled by TPG and Mr. Drexler, has agreed to convert the $ million principal amount of Operating’s 5.0% Notes Payable due 2008 (the “5.0% Notes Payable”) (plus accrued and unpaid interest of $ ) into shares of our common stock at a conversion price of $6.82 per share of common stock immediately prior to the consummation of this offering.

The tender offer is subject to a number of conditions, including the satisfaction or waiver of:

•	all conditions to borrowings under a new term loan that we expect to enter into prior to the consummation of this offering (the “New Term Loan”), and

•	all conditions to the consummation of this offering contained in the underwriting agreement.

Subject to the consummation of this offering and upon the redemption of the Series A Preferred Stock and Series B Preferred Stock, TPG has agreed to purchase from us, at the initial public offering price, common stock with an aggregate purchase price equal to $73.5 million. At an assumed public offering price of $         per share (the midpoint of the estimated price range set forth on the cover of this prospectus), TPG would purchase          shares of our common stock. We refer to TPG’s purchase of our common stock as the “TPG Subscription.” The TPG Subscription will be made in reliance on an exemption from the registration requirements of the Securities Act of 1933.

We refer to the conversion of the 5.0% Notes Payable into shares of our common stock as the “Conversion.” We refer to the redemptions of the 13 1/8% Debentures, the Series A Preferred Stock and the Series B Preferred Stock and the repurchase or redemption of the 9 3/4% Notes as the “Redemptions.”

We expect to fund the Redemptions with:

•	the net proceeds of this offering, including net proceeds, if any, from the exercise of the over-allotment option,

•	the net proceeds of the TPG Subscription, and

•	borrowings under the New Term Loan.

If the net proceeds of this offering, the TPG Subscription and borrowings under the New Term Loan are not sufficient to fund the Redemptions, we expect to use available cash and funds available under our working capital facility (as described in this prospectus under “Description of Certain Indebtedness—Credit Facility”) (which we refer to as the “Credit Facility”) to fund the Redemptions.

Unless otherwise indicated, all information in this prospectus:

•	assumes our receipt of net proceeds of $327.8 million from the offering,

•	reflects the TPG Subscription,

•	assumes we have borrowed $295 million under the New Term Loan,

•	assumes we have not used available cash or borrowings under the Credit Facility to fund the Redemptions,

•	assumes the over-allotment option has not been exercised,

•	reflects the Conversion and the Redemptions, including the repurchase of all of the 9 3/4% Notes at 101.507% of their principal amount in the tender offer, and

•	excludes options to purchase shares of common stock that were issued under our existing stock option plans with a weighted average exercise price of $ per share.

Summary Historical and Unaudited Pro Forma Financial Data

The summary historical consolidated financial data for each of the years in the three-year period ended January 29, 2005 and as of January 29, 2005 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary historical consolidated financial data for each of the years in the two-year period ended February 2, 2002 have been derived from our audited consolidated financial statements which are not included in this prospectus. The historical financial data for the twenty-six weeks ended July 31, 2004 and July 30, 2005 have been derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. The unaudited condensed consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements and, in the opinion of our management, reflect all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of this data. The results for any interim period are not necessarily indicative of the results that may be expected for a full year. The consolidated financial statements for each of the years in the five-year period ended January 29, 2005 and as of the end of each such year have been audited.

The summary consolidated pro forma income statement and balance sheet data have been derived from the unaudited pro forma condensed consolidated financial statements included elsewhere in this prospectus. The unaudited pro forma condensed consolidated income statement data for the year ended January 29, 2005 and the twenty-six weeks ended July 30, 2005 give effect to the offering, the TPG Subscription, the New Term Loan, the Conversion and the Redemptions as if they had occurred on February 1, 2004 and January 30, 2005, respectively. The unaudited pro forma condensed consolidated balance sheet data as of July 30, 2005 give effect to the offering, the TPG Subscription, the New Term Loan, the Conversion and the Redemptions as if they had occurred on July 30, 2005.

The historical results presented below are not necessarily indicative of the results to be expected for any future period. This information should be read in conjunction with “Use of Proceeds,” “Capitalization,” “Selected Consolidated Financial Data,” “Unaudited Pro Forma Condensed Consolidated Financial Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our financial statements and the related notes included elsewhere in this prospectus.

	Year Ended						Twenty-Six Weeks Ended
	February 3, 2001(1)	February 2, 2002	February 1, 2003	January 31, 2004	January 29, 2005		July 31, 2004	July 30, 2005
	(In thousands, except share and per share data)
Income Statement Data
Revenues	$825,975	$777,940	$768,344	$689,965		$804,216	$334,265		$439,901
Cost of goods sold(2)	458,205	454,491	472,262	440,276		478,829	199,313		246,435

Gross profit	367,770	323,449	296,082	249,689		325,387	134,952		193,466
Selling, general and administrative expense	307,569	303,448	301,718	280,464		287,745	129,429		150,337
Other charges(3)	4,130	—	—	—		—	—		—

Income (loss) from operations	56,071	20,001	(5,636)	(30,775)		37,642	5,523		43,129
Interest expense (net)	36,642	36,512	40,954	63,844		87,571	43,072		35,400
(Gain) loss on debt refinancing	—	—	—	(41,085)		49,780	—		—
Insurance proceeds	—	—	(1,800)	(3,850)		—	—		—
Provision (benefit) for income taxes	7,500	(5,500)	(4,200)	500		600	—		1,100

Net income (loss)	11,929	(11,011)	(40,590)	(50,184)		(100,309)	(37,549)		6,629
Preferred stock dividends	(26,484)	(30,442)	(33,578)	(26,260)		(13,456)	(6,728)		(6,728)
Net loss applicable to common shareholders	(14,555)	(41,453)	(74,168)	(76,444)		(113,765)	(44,277)		(99)
Weighted average shares outstanding (in millions)
Basic and diluted	11,728	11,744	11,780	11,927		12,205	12,197		12,487
Loss per share
Basic and diluted	$(1.24)	$(3.53)	$(6.30)	$(6.41)		$(9.32)	$(3.63)		$(0.01)

Pro forma interest expense (net)(4)						$16,566			$9,476
Pro forma net income(4)						$20,476			$32,553
Pro forma weighted average shares outstanding (in millions)(4)
Basic
Diluted
Pro forma income per share(4)
Basic					$			$
Diluted					$			$

	As of January 29, 2005	As of July 30, 2005

		Actual	Pro Forma(4)
		(In thousands)
Balance Sheet Data
Cash and cash equivalents	$23,647	$29,692	$39,086
Working capital	12,168	46,480	59,326
Total assets	278,194	298,866	307,399
Total long-term debt and preferred stock	669,733	696,275	295,000
Stockholders’ equity (deficit)	(581,712)	(580,326)	(167,066)

(1)	Fiscal year 2000 consisted of 53 weeks compared to 52 weeks in all other fiscal years. Net sales for the fifty-third week increased fiscal 2000 sales by $10.8 million.
(2)	Includes buying and occupancy costs.
(3)	Represents charges incurred in connection with the discontinuance of Clifford & Wills, a catalog business.
(4)	Pro forma numbers give effect to (i) the sale by us of shares of our common stock at an assumed public offering price of $ per share, the midpoint of the estimated price range set forth on the cover to this prospectus, and (ii) the TPG Subscription, the New Term Loan, the Conversion and the Redemptions, as if the offering and those transactions had occurred on January 31, 2004 and January 31, 2005 for the fiscal year ended January 29, 2005 and the twenty-six weeks ended July 30, 2005, respectively.

	Year Ended					Twenty-Six Weeks Ended
	February 3, 2001(1)	February 2, 2002	February 1, 2003	January 31, 2004	January 29, 2005	July 31, 2004	July 30, 2005
	(In thousands, except percentages, numbers of stores, catalogs and pages and per square foot data)
Operating Data
Revenues
J.Crew Stores	$502,898	$483,083	$484,292	$487,092	$579,793	$242,717	$307,868
J.Crew Direct
Catalog	177,535	135,353	108,531	61,883	76,548	32,049	43,295
Internet	107,225	122,844	139,456	111,653	121,954	47,915	74,754
Other(2)	38,317	36,660	36,065	29,337	25,921	11,584	13,984

Total revenues	$825,975	$777,940	$768,344	$689,965	$804,216	$334,265	$439,901

J.Crew Stores:
Sales per gross square foot(3)	$504	$412	$349	$338	$400	$168	$209
Number of stores open at end of period	146	177	194	196	197	197	199
Comparable store sales change(4)	0.7%	(14.5)%	(11.2)%	(2.5)%	16.4%	8.6%	24.3%
J.Crew Direct:
Number of catalogs circulated	73,000	71,000	66,000	53,000	50,000	22,000	25,000
Number of pages circulated (in millions)	8,700	8,300	7,800	5,800	5,400	2,100	2,500
Depreciation and amortization	$28,670	$39,963	$43,197	$43,075	$37,061	$17,546	$16,283

Capital expenditures:
New store openings	30,219	36,859	17,202	5,663	5,910	2,899	3,834
Other(5)	25,475	25,003	9,718	4,245	7,521	3,045	4,904

Total capital expenditures	$55,694	$61,862	$26,920	$9,908	$13,431	$5,944	$8,738

(1)	Fiscal year 2000 consisted of 53 weeks compared to 52 weeks in all other fiscal years. Net sales for the fifty-third week increased fiscal 2000 sales by $10.8 million.
(2)	Consists primarily of shipping and handling fees and royalties.
(3)	Includes only stores that have been open for the full period.
(4)	Comparable store sales includes sales at stores open at least twelve months.
(5)	Consists primarily of expenditures on store remodels, information technology and warehouse equipment.

RISK FACTORS

Any investment in our common stock involves a high degree of risk. You should carefully consider the risks described below together with all of the other information included in this prospectus before making an investment decision. If any of the following risks actually occurs, our business, results of operations or financial condition would likely suffer. In such an event, the trading price of our common stock could decline and you could lose all or part of your investment.

Risks Relating to Our Business

We operate in the highly competitive specialty retail industry and the size and resources of some of our competitors may allow them to compete more effectively than we can, which could result in loss of our market share.

We face intense competition in the specialty retail industry. We compete primarily with specialty retailers, high-end department stores, catalog retailers and Internet businesses that engage in the retail sale of women’s and men’s apparel, accessories, shoes and similar merchandise. We believe that the principal bases upon which we compete are the quality and design of merchandise and the quality of customer service. We also believe that price is an important factor in our customers’ decision-making process. Many of our competitors are, and many of our potential competitors may be, larger and have greater financial, marketing and other resources and therefore may be able to adapt to changes in customer requirements more quickly, devote greater resources to the marketing and sale of their products, generate greater national brand recognition or adopt more aggressive pricing policies than we can. In addition, increased catalog mailings by our competitors may adversely affect response rates to our own catalog mailings. As a result, we may lose market share, which would reduce our revenues and gross profit.

If we are unable to gauge fashion trends and react to changing consumer preferences in a timely manner, our sales will decrease.

We believe our success depends in substantial part on our ability to:

•	originate and define product and fashion trends,

•	anticipate, gauge and react to changing consumer demands in a timely manner, and

•	translate market trends into appropriate, saleable product offerings far in advance of their sale in our stores, our catalog or our Internet website.

Because we enter into agreements for the manufacture and purchase of merchandise well in advance of the season in which merchandise will be sold, we are vulnerable to changes in consumer demand, pricing shifts and suboptimal merchandise selection and timing of merchandise purchases. We attempt to reduce the risks of changing fashion trends and product acceptance in part by devoting a portion of our product line to classic styles that are not significantly modified from year to year. Nevertheless, if we misjudge the market for our products, we may be faced with significant excess inventories for some products and missed opportunities for others. Our brand image may also suffer if customers believe we are no longer able to offer the latest fashions. The occurrence of these events could hurt our financial results by decreasing sales. We may respond by increasing markdowns or initiating marketing promotions to reduce excess inventory, which would further decrease our gross profits and net income.

The specialty retail industry is cyclical, and a decline in consumer spending on apparel and accessories could reduce our sales and slow our growth.

The industry in which we operate is cyclical. Purchases of apparel and accessories are sensitive to a number of factors that influence the levels of consumer spending, including general economic conditions and the level of disposable consumer income, the availability of consumer credit, interest rates, taxation and consumer confidence in future economic conditions. Because apparel and accessories generally are discretionary purchases, declines in consumer spending patterns may impact us more negatively as a specialty retailer. Therefore, we may not be able to maintain our recent rate of growth in revenues if there is a decline in consumer spending patterns, and we may decide to slow or alter our growth plans.

We rely on the experience and skills of key personnel, the loss of whom could damage our brand image and our ability to sell our merchandise.

We believe we have benefited substantially from the leadership and strategic guidance of, in particular, Mr. Drexler, our chief executive officer, and Mr. Pfeifle, our president, who are primarily responsible for repositioning our brand and developing our philosophy. The loss, for any reason, of the services of either of these individuals and any negative market or industry perception arising from such loss could damage our brand image and delay the implementation of our strategy. Our other officers have substantial experience and expertise in the specialty retail industry and have made significant contributions to our growth and success. The unexpected loss of one or more of these individuals could delay the development and introduction of, and harm our ability to sell, our merchandise. In addition, products we develop without the guidance and direction of these key personnel may not receive the same level of acceptance.

In addition, our success depends in part on our ability to attract and retain other key personnel. Competition for these personnel is intense, and we may not be able to attract and retain a sufficient number of qualified personnel in the future.

Our plan to expand our store base may not be successful, and implementation of this plan may divert our operational, managerial and administrative resources, which could impact our competitive position.

We currently expect to expand our store base by seven stores in fiscal 2005. We plan to further expand our store base by between 15 and 25 stores in fiscal 2006. Thereafter, in the near term, we plan to expand our store base by between 25 and 35 stores annually. The success of our business depends, in part, on our ability to open new stores. Our ability to open new stores on schedule or at all or to operate them on a profitable basis will depend on various factors, including our ability to:

•	identify suitable markets for new stores and available store locations,

•	negotiate acceptable lease terms for new locations,

•	manage and expand our infrastructure to accommodate growth,

•	hire and train qualified sales associates,

•	develop new merchandise and manage inventory effectively to meet the needs of new and existing stores on a timely basis,

•	foster current relationships and develop new relationships with vendors that are capable of supplying a greater volume of merchandise, and

•	avoid construction delays and cost overruns in connection with the build-out of new stores.

Our plans to expand our store base may not be successful and the implementation of these plans may not result in an increase in our revenues even though they increase our costs. Currently, our average net investment to open a retail store is approximately $834,000 and our average net investment to open a factory store is approximately $501,000. In addition, we believe the opening of J.Crew stores has diverted some revenues from J.Crew Direct, and future store openings may continue to have this effect. Moreover, implementing our plans to expand our store base will place increased demands on our operational, managerial and administrative resources. The increased demands of operating additional stores could cause us to operate less effectively, which could cause the performance of our existing stores and our Direct operations to suffer materially. As a result, our revenues would decline and our profitability would be adversely affected.

Our plans to expand our product offerings and sales channels may not be successful, and implementation of these plans may divert our operational, managerial and administrative resources, which could impact our competitive position.

In addition to our store base expansion strategy, we plan to grow our business by expanding our product offerings and sales channels, including launching our crewcuts line of children’s apparel and accessories and the www.jcrewfactory.com website. These plans involve various risks discussed elsewhere in these risk factors, including:

•	implementation of these plans may be delayed or may not be successful,

•	if our expanded product offerings and sales channels fail to maintain and enhance our distinctive brand identity, our brand image may be diminished and our sales may decrease,

•	if we fail to expand our infrastructure, including by securing desirable store locations at reasonable costs and hiring and training qualified employees, we may be unable to manage our expansion successfully, and

•	implementation of these plans may divert management’s attention from other aspects of our business and place a strain on our management, operational and financial resources, as well as our information systems.

In addition, our ability to successfully carry out our plans to expand our product offerings and our sales channels may be affected by, among other things, economic and competitive conditions, changes in consumer spending patterns and changes in consumer preferences and style trends. Our expansion plans could be delayed or abandoned, could cost more than anticipated and could divert resources from other areas of our business, any of which could impact our competitive position and reduce our revenue and profitability.

If we fail to maintain the value of our brand, our sales are likely to decline.

Our success depends on the value of the J.Crew brand. The J.Crew name is integral to our business as well as to the implementation of our strategies for expanding our business. Maintaining, promoting and positioning our brand will depend largely on the success of our marketing and merchandising efforts and our ability to provide a consistent, high quality customer experience. Our brand could be adversely affected if we fail to achieve these objectives or if our public image or reputation were to be tarnished by negative publicity. For example, our brand could be harmed by a current campaign by animal-rights activists calling on us to cease using fur in our products and on consumers not to purchase our products until we do so. Any of these events could result in decreases in sales.

The capacity of our order fulfillment and distribution facilities may not be adequate to support our growth plans, which could prevent the successful implementation of these plans or cause us to incur costs to expand these facilities.

The success of our stores depends on their timely receipt of merchandise, and the success of J.Crew Direct depends on our ability to fulfill customer orders on a timely basis. The efficient flow of our merchandise requires that we have adequate capacity in our order fulfillment and distribution facilities to support our current level of operations, and the anticipated increased levels that may follow from our growth plans. We believe our current facilities have the capacity to support current operations and the growth we anticipate in our business in the near future. However, we may need to increase the capacity of these facilities sooner than anticipated to support our growth, and any further expansion may require us to secure favorable real estate for these facilities and may require us to obtain additional financing. Appropriate locations or financing for the purchase or lease of such locations may not be available at all or at reasonable costs. Our failure to secure adequate order fulfillment and distribution facilities when necessary could impede our growth plans, and the expansion of these facilities would increase our costs.

Our inability to maintain recent levels of comparable store sales could cause our stock price to decline.

Our recent comparable store sales have been higher than our historical average, and we may not be able to maintain these levels of comparable store sales in the future. If our future comparable store sales fail to meet market expectations, the price of our common stock could decline. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—How We Assess the Performance of Our Business—Comparable Store Sales.” In addition, the results of operations of individual J.Crew stores have fluctuated in the past and can be expected to continue to fluctuate in the future. For example, over the past twelve fiscal quarters, our quarterly comparable store sales have ranged from a decrease of 11% in the third quarter of fiscal 2002 to an increase of 37% in the first quarter of fiscal 2005. A variety of factors affect comparable store sales, including fashion trends, competition, current economic conditions, pricing, inflation, the timing of the release of new merchandise and promotional events, changes in our merchandise mix, the success of marketing programs, timing and level of markdowns and weather conditions. These factors may cause our comparable store sales results to be materially lower than recent periods and our expectations, which could cause declines in our quarterly earnings and stock price.

An inability or failure to protect our trademarks could diminish the value of our brand and reduce demand for our merchandise.

The J.Crew trademark and variations thereon, such as crewcuts, are valuable assets that are critical to our success. We intend to continue to vigorously protect our trademarks against infringement, but we may not be successful in doing so. The unauthorized reproduction or other misappropriation of our these trademarks would diminish the value of our brand, which could reduce demand for our products or the prices at which we can sell our products.

A reduction in the volume of mall traffic could significantly reduce our sales and leave us with unsold inventory.

Most of our stores are located in shopping malls. Sales at these stores are derived, in part, from the volume of traffic in those malls. Our stores benefit from the ability of the malls’ “anchor” tenants, generally large department stores, and other area attractions to generate consumer traffic in the vicinity of our stores and the continuing popularity of the malls as shopping destinations. Sales volume and mall traffic may be adversely affected by regional economic downturns, the closing of anchor department stores and competition from non-mall retailers and other malls where we do not have stores. Any of these events, or a decline in the desirability of the shopping environment of a particular mall or in the popularity of mall shopping generally among our customers, would reduce our sales and leave us with excess inventory. We may respond by increasing markdowns or initiating marketing promotions to reduce excess inventory, which would further decrease our gross profits and net income.

The growth of our stores business is significantly dependent on our ability to operate stores in desirable locations with capital investments and lease costs that allow us to earn a reasonable return. Desirable locations may not be available to us at all or at reasonable costs. In addition, we must be able to renew our existing store leases on terms that meet our financial targets. Our failure to secure favorable real estate and lease terms generally and upon renewal could cause us to lose market share which would reduce our revenues and gross profit.

Fluctuations in our results of operations for the fourth fiscal quarter would have a disproportionate effect on our overall financial condition and result of operations.

We experience seasonal fluctuations in revenues and operating income, with a disproportionate amount of our revenues and a majority of our income being generated in the fourth fiscal quarter holiday season. Our revenues and income are generally weakest during the first and second fiscal quarters. In addition, any factors that harm our fourth fiscal quarter operating results, including adverse weather or unfavorable economic conditions, could have a disproportionate effect on our results of operations for the entire fiscal year.

In order to prepare for our peak shopping season, we must order and keep in stock significantly more merchandise than we would carry at other times of the year. Any unanticipated decrease in demand for our products during our peak shopping season could require us to sell excess inventory at a substantial markdown, which could reduce our net sales and gross profit.

Our quarterly results of operations may also fluctuate significantly as a result of a variety of other factors, including the timing of new store openings and of catalog mailings, the revenues contributed by new stores, merchandise mix and the timing and level of inventory markdowns. As a result, historical period-to-period comparisons of our revenues and operating results are not necessarily indicative of future period-to-period results. You should not rely on the results of a single fiscal quarter, particularly the fourth fiscal quarter holiday season, as an indication of our annual results or our future performance.

If our manufacturers are unable to produce our goods on time or to our specifications, we could suffer lost sales.

We do not own or operate any manufacturing facilities and therefore depend upon independent third party vendors for the manufacture of all of our products. Our products are manufactured to our specifications primarily by foreign manufacturers. We cannot control all of the various factors, which include inclement weather, natural disasters and acts of terrorism, that might affect a manufacturer’s ability to ship orders of our products in a timely manner or to meet our quality standards. Late delivery of products or delivery of products that do not meet our quality standards could cause us to miss the delivery date requirements of our customers or delay timely delivery of merchandise to our stores for those items. These events could cause us to fail to meet customer expectations, cause our customers to cancel orders or cause us to be unable to deliver merchandise in sufficient quantities or of sufficient quality to our stores, which could result in lost sales.

Third party failure to deliver merchandise from our distribution center to our stores and to customers could result in lost sales or reduce demand for our merchandise.

The success of our stores depends on their timely receipt of merchandise from our distribution facility, and the success of J.Crew Direct depends on the timely delivery of merchandise to our customers. Independent third party transportation companies deliver our merchandise to our stores and to our customers. Some of these third parties employ personnel represented by a labor union. Disruptions in the delivery of merchandise or work stoppages by employees of these third parties could delay the timely receipt of merchandise, which could result in cancelled sales, a loss of loyalty to our brand and excess inventory. Timely receipt of merchandise by our stores and our customers may also be affected by factors such as inclement weather, natural disasters and acts of terrorism. We may respond by increasing markdowns or initiating marketing promotions, which would decrease our gross profits and net income.

Interruption in our foreign sourcing operations could disrupt production, shipment or receipt of our merchandise, which would result in lost sales and could increase our costs.

In fiscal 2004, approximately 95% of our products were sourced from foreign factories. In particular, approximately 55% of our products were sourced from China, Hong Kong and Macau. Any event causing a sudden disruption of manufacturing or imports from Asia or elsewhere, including the imposition of additional import restrictions, could materially harm our operations. We have no long-term merchandise supply contracts, and many of our imports are subject to existing or potential duties, tariffs or quotas that may limit the quantity of certain types of goods that may be imported into the United States from countries in Asia or elsewhere. We compete with other companies for production facilities and import quota capacity. Our business is also subject to a variety of other risks generally associated with doing business abroad, such as political instability, currency and exchange risks, disruption of imports by labor disputes and local business practices.

Our sourcing operations may also be hurt by political and financial instability, strikes, health concerns regarding infectious diseases in countries in which our merchandise is produced, adverse weather conditions or natural disasters that may occur in Asia or elsewhere or acts of war or terrorism in the United States or worldwide, to the extent these acts affect the production, shipment or receipt of merchandise. Our future operations and performance will be subject to these factors, which are beyond our control, and these factors could materially hurt our business, financial condition and results of operations or may require us to modify our current business practices and incur increased costs.

In addition, the raw materials used to manufacture our products are subject to availability constraints and price volatility caused by high demand for fabrics, weather, supply conditions, government regulations, economic climate and other unpredictable factors. Increases in the demand for, or the price of, raw materials could hurt our profitability.

Our ability to source our merchandise profitably or at all could be hurt if new trade restrictions are imposed or existing trade restrictions become more burdensome.

Trade restrictions, including increased tariffs, safeguards or quotas, on apparel and accessories could increase the cost or reduce the supply of merchandise available to us. Under the World Trade Organization (“WTO”) Agreement, effective January 1, 2005, the United States and other WTO member countries removed quotas on goods from WTO members, which in certain instances affords us greater flexibility in importing textile and apparel products from WTO countries from which we source our merchandise. However, as the removal of quotas resulted in an import surge from China, the United States in May 2005 imposed safeguard quotas on seven categories of goods and apparel imported from China, and may impose additional quotas. These and other trade restrictions could have a significant impact on our sourcing patterns in the future. The extent of this impact, if any, and the possible effect on our purchasing patterns and costs, cannot be determined at this time. We cannot predict whether any of the countries in which our merchandise is currently manufactured or may be manufactured in the future will be subject to additional trade restrictions imposed by the U.S. and foreign governments, nor can we predict the likelihood, type or effect of any such restrictions. Trade restrictions, including increased tariffs or quotas, embargoes, safeguards and customs restrictions against apparel items, as well as U.S. or foreign labor strikes, work stoppages or boycotts could increase the cost or reduce the supply of apparel available to us or may require us to modify our current business practices, any of which could hurt our profitability.

Increases in costs of mailing, paper and printing will affect the cost of our catalog and promotional mailings, which will reduce our profitability.

Postal rate increases and paper and printing costs affect the cost of our catalog and promotional mailings. In fiscal 2004, approximately 13% of our selling, general and administrative expenses were attributable to such costs. We rely on discounts from the basic postal rate structure, such as discounts for bulk mailings and sorting by zip code and carrier routes. We are not a party to any long-term contracts for the supply of paper. Our cost of paper has fluctuated significantly, and our future paper costs are subject to supply and demand forces that we cannot control. Future increases in postal rates or paper or printing costs would reduce our profitability to the extent that we are unable to pass those increases directly to customers or offset those increases by raising selling prices or by implementing mailings that result in increased purchases.

If our independent manufacturers and Japan licensing partner do not use ethical business practices or comply with applicable laws and regulations, the J.Crew brand name could be harmed due to negative publicity.

While our internal and vendor operating guidelines promote ethical business practices and we, along with third parties that we retain for this purpose, monitor compliance with those guidelines, we do not control our independent manufacturers, our licensing partner or their business practices. Accordingly, we cannot guarantee their compliance with our guidelines.

Violation of labor or other laws by our independent manufacturers or our licensing partner, or the divergence of an independent manufacturer’s or our licensing partner’s labor practices from those generally accepted as ethical in the United States could diminish the value of the J.Crew brand and reduce demand for our merchandise if, as a result of such violation, we were to attract negative publicity.

Any significant interruption in the operations of our customer call, order fulfillment and distribution facilities could disrupt our ability to process customer orders and to deliver our merchandise in a timely manner.

Our customer call center, J.Crew Direct’s order fulfillment operations and distribution operations for J.Crew factory stores are housed together in a single facility, while distribution operations for J.Crew retail stores are housed in another single facility. Although we maintain back-up systems for these facilities, they may not be able to prevent a significant interruption in the operation of these facilities due to natural disasters, accidents, failures of the inventory locator or automated packing and shipping systems we use or other events. Any such interruption could reduce our ability to receive and process orders and provide products and services to our stores and customers, which could result in lost sales, cancelled sales and a loss of loyalty to our brand.

We are subject to customs, advertising, consumer protection, zoning and occupancy and labor and employment laws that could require us to modify our current business practices and incur increased costs.

We are subject to numerous regulations, including customs, truth-in-advertising, consumer protection and zoning and occupancy laws and ordinances that regulate retailers generally and/or govern the importation, promotion and sale of merchandise and the operation of retail stores and warehouse facilities. If these regulations were to change or were violated by our management, employees, suppliers, buying agents or trading companies, the costs of certain goods could increase, or we could experience delays in shipments of our goods, be subject to fines or penalties, or suffer reputational harm, which could reduce demand for our merchandise and hurt our business and results of operations. In addition, changes in federal and state minimum wage laws and other laws relating to employee benefits could cause us to incur additional wage and benefits costs, which could hurt our profitability.

Legal requirements are frequently changed and subject to interpretation, and we are unable to predict the ultimate cost of compliance with these requirements or their effect on our operations. We may be required to make significant expenditures or modify our business practices to comply with existing or future laws and regulations, which may increase our costs and materially limit our ability to operate our business.

Any material disruption of our information systems could disrupt our business and reduce our sales.

We are increasingly dependent on information systems to operate our website, process transactions, respond to customer inquiries, manage inventory, purchase, sell and ship goods on a timely basis and maintain cost-efficient operations. We may experience operational problems with our information systems as a result of system failures, viruses, computer “hackers” or other causes. Any material disruption or slowdown of our systems could cause information, including data related to customer orders, to be lost or delayed which could—especially if the disruption or slowdown occurred during the holiday season—result in delays in the delivery of merchandise to our stores and customers, which could reduce demand for our merchandise and cause our sales to decline. Moreover, we may not be successful in developing or acquiring technology that is competitive and responsive to the needs of our customers and might lack sufficient resources to make the necessary investments in technology to compete with our competitors. Accordingly, if changes in technology cause our information systems to become obsolete, or if our information systems are inadequate to handle our growth, we could lose customers.

We expect in the near future to take over certain portions of our information systems needs that we currently outsource to a third party and to make significant upgrades to our information systems. If we are unable to manage these aspects of our information systems or the planned upgrades, our receipt and delivery of merchandise could be disrupted, which could result in a decline in our sales.

A failure in our Internet operations, which are subject to factors beyond our control, could significantly disrupt our business and lead to reduced sales and reputational damage.

Our Internet operations are an increasingly substantial part of our business, representing 61% of the J.Crew Direct business in fiscal 2004. We expect to bring the J.Crew factory business to the Internet by launching www.jcrewfactory.com by the end of fiscal 2005. The success of our Internet operations depends on certain factors that we cannot control. In addition to changing consumer preferences and buying trends relating to Internet usage, we are vulnerable to certain additional risks and uncertainties associated with the Internet, including changes in required technology interfaces, website downtime and other technical failures, security breaches, and consumer privacy concerns. Our failure to successfully respond to these risks and uncertainties could reduce Internet sales and damage our brand’s reputation.

Our substantial amount of debt may limit the cash flow available for our operations and place us at a competitive disadvantage and may limit our ability to pursue our expansion plans.

We have, and will continue to have following this offering, a substantial amount of debt. On July 30, 2005, we had total debt of approximately $696.3 million and, after giving effect to the transactions described in “Transactions in Connection with the Offering,” we would have had total debt of approximately $295 million. We discuss the terms of our debt instruments in more detail under “Description of Certain Indebtedness” below. Our level of indebtedness has important consequences to you and your investment in our common stock. For example, our level of indebtedness may:

•	require us to use a substantial portion of our cash flow from operations to pay interest and principal on our debt, which would reduce the funds available to use for working capital, capital expenditures and other general corporate purposes,

•	limit our ability to pay future dividends,

•	limit our ability to obtain additional financing for working capital, capital expenditures, expansion plans and other investments, which may limit our ability to implement our business strategy,

•	result in higher interest expense if interest rates increase on our floating rate borrowings,

•	heighten our vulnerability to downturns in our business, the industry or in the general economy and limit our flexibility in planning for or reacting to changes in our business and the retail industry, or

•	prevent us from taking advantage of business opportunities as they arise or successfully carrying out our plans to expand our store base, product offerings and sales channels.

We cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings will be available to us in amounts sufficient to enable us to make payments on our indebtedness or to fund our operations.

The terms of our indebtedness contain various covenants that may limit our business activities.

The terms of our indebtedness contain, and our future indebtedness may contain, various restrictive covenants that limit our management’s discretion in operating our business. In particular, these agreements are expected to include covenants relating to limitations on:

•	dividends on, and redemptions and repurchases of, capital stock,

•	liens and sale-leaseback transactions,

•	loans and investments,

•	debt and hedging arrangements,

•	mergers, acquisitions and asset sales,

•	transactions with affiliates, and

•	changes in business activities conducted by us and our subsidiaries.

In addition, our indebtedness may require us, under certain circumstances, to maintain certain financial ratios. It also is expected to limit our ability to make capital expenditures. See “Description of Certain Indebtedness.”

Compliance with these covenants and these ratios may prevent us from pursuing opportunities that we believe would benefit our business, including opportunities that we might pursue as part of our plans to expand our store base, our product offerings and sales channels.

We will incur increased costs as a result of being a public company.

Prior to this offering, the corporate governance and financial reporting practices and policies required of a publicly-traded company did not apply to us. As a public company, we will incur significant legal, accounting and other expenses that we did not directly incur in the past. In addition, the Sarbanes-Oxley Act of 2002, as well as rules implemented by the Securities and Exchange Commission and the New York Stock Exchange, require us to adopt corporate governance practices applicable to public companies. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly.

Risks Relating to Our Common Stock and This Offering

Concentration of ownership among our existing executive officers, directors and principal stockholders may prevent new investors from influencing significant corporate decisions.

Upon consummation of this offering, the Conversion and the TPG Subscription, our executive officers, directors and principal stockholders will own, in the aggregate, approximately         % of our outstanding common stock. As a result, these stockholders will be able to exercise control over all matters requiring stockholder approval, including the election of directors, amendment of our certificate of incorporation and approval of significant corporate transactions and will have significant control over our management and policies. In addition, Emily Scott, a director, and TPG entered into a stockholders’ agreement in 1997 under which TPG has agreed to vote for Ms. Scott and a nominee chosen by her as members of our board of directors and Ms. Scott has agreed to vote for three director nominees chosen by TPG. The directors elected by these stockholders pursuant to this agreement will be able to make decisions affecting our capital structure, including decisions to issue additional capital stock, implement stock repurchase programs and incur indebtedness. The interests of these stockholders may not be consistent with your interests as a stockholder.

This control may have the effect of deterring hostile takeovers, delaying or preventing changes in control or changes in management, or limiting the ability of our other stockholders to approve transactions that they may deem to be in the best interests of our company. In addition, our certificate of incorporation provides that the provisions of Section 203 of the Delaware General Corporation Law, which relate to business combinations with interested stockholders, do not apply to us.

No public market for our common stock currently exists, and we cannot assure you that an active, liquid trading market will develop or be sustained following this offering.

Prior to this offering, there has been no public market for our common stock. An active, liquid trading market for our common stock may not develop or be sustained following this offering. As a result, you may not be able to sell your shares of our common stock quickly or at the market price. The initial public offering price of our common stock will be determined by negotiations between us and the underwriters based upon a number of factors and may not be indicative of prices that will prevail following the consummation of this offering. The market price of our common stock may decline below the initial public offering price, and you may not be able to resell your shares of our common stock at or above the initial offering price and may suffer a loss on your investment.

As a specialty retailer whose business is seasonal and cyclical, the price of our common stock may fluctuate significantly.

The market price of our common stock after this offering is likely to fluctuate significantly from time to time in response to factors including:

•	investors’ perceptions of our prospects and the prospects of the retail industry,

•	differences between our actual financial and operating results and those expected by investors,

•	fluctuations in quarterly operating results,

•	announcements by us or our competitors of significant acquisitions, divestitures, strategic partnerships, joint ventures or capital commitments,

•	changes in general economic conditions, and

•	broad market fluctuations.

These factors may lower the market price of our common stock, regardless of our actual operating performance. As a result, our common stock may trade at prices significantly below the initial public offering price.

Future sales of our common stock, or the perception that such sales may occur, could cause our stock price to fall.

Sales of substantial amounts of our common stock in the public market after the consummation of this offering, or the perception that such sales may occur, could adversely affect the market price of our common stock and could materially impair our future ability to raise capital through offerings of our common stock.

We and our officers, directors and holders of substantially all of our common stock have agreed, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except, in our case, issuances upon exercises of options outstanding under existing option plans and the issuance of common stock in connection with the TPG Subscription and the Conversion. However, Goldman, Sachs & Co. and Bear, Stearns & Co. Inc. may in their sole discretion release any of these shares from these restrictions at any time without notice.

Based on shares outstanding as of                     , 2005, a total of              shares of common stock may be sold in the public market by existing stockholders 180 days after the date of this prospectus, subject to applicable volume and other limitations imposed under federal securities laws. See “Shares Eligible for Future Sale” for a more detailed description of the restrictions on selling shares of our common stock after this offering.

You will experience an immediate and substantial book value dilution after this offering, and will experience further dilution with the future exercise of stock options.

The initial public offering price of our common stock will be substantially higher than the pro forma net tangible book value per share of the outstanding common stock based on the historical adjusted net book value per share as of             , 2005. Based on an assumed initial public offering price of $             per share (the midpoint of the range set forth on the cover of this prospectus) and our net tangible book value as of             , 2005, if you purchase our common stock in this offering you will pay more for your shares than existing stockholders paid for their shares and you will suffer immediate dilution of approximately $             per share in pro forma net tangible book value. You will suffer additional dilution of approximately $             per share in pro forma net tangible book value as a result of the Conversion. As a result of this dilution, investors purchasing stock in this offering may receive significantly less than the full purchase price that they paid for the shares purchased in this offering in the event of a liquidation.

As of August 31, 2005, there were outstanding options, of which 1,418,551 were vested, to purchase 4,762,434 shares of our common stock at a weighted average exercise price of $13.99 per share. From time to time, we may issue additional options to employees, non-employee directors and consultants pursuant to our equity incentive plans. These options generally vest commencing one or two years from the date of grant and continue vesting over a four to five-year period. You will experience further dilution as these stock options are exercised.

Takeover defense provisions may adversely affect the market price of our common stock.

Various provisions of our charter documents may inhibit changes in control not approved by our board of directors and may have the effect of depriving you of an opportunity to receive a premium over the prevailing market price of our common stock in the event of an attempted hostile takeover. In addition, these provisions may adversely affect the market price of our common stock. These provisions will include a classified board, the availability of “blank check” preferred stock, provisions restricting stockholders from calling a special meeting of stockholders or requiring one to be called or from taking action by written consent and provisions that set forth advance notice procedures for stockholders’ nominations of directors and proposals of topics for consideration at meetings of stockholders.

We do not expect to pay any dividends for the foreseeable future.

We do not anticipate paying any dividends to our stockholders for the foreseeable future. Because we are a holding company, our ability to pay dividends depends on our receipt of cash dividends from our subsidiaries. The terms of certain of our and Operating’s outstanding indebtedness substantially restrict the ability of either company to pay dividends. Accordingly, investors must be prepared to rely on sales of their common stock after price appreciation to earn an investment return, which may never occur. Investors seeking cash dividends should not purchase our common stock. Any determination to pay dividends in the future will be made at the discretion of our board of directors and will depend on our results of operations, financial conditions, contractual restrictions, restrictions imposed by applicable law and other factors our board deems relevant.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements,” which include information concerning our plans, objectives, goals, strategies, future events, future revenues or performance, capital expenditures, financing needs and other information that is not historical information. Many of these statements appear, in particular, under the headings “Prospectus Summary,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” When used in this prospectus, the words “estimate,” “expect,” “anticipate,” project,” “plan,” “intend,” “believe” and variations of such words or similar expressions are intended to identify forward-looking statements. All forward-looking statements, including, without limitation, our examination of historical operating trends, are based upon our current expectations and various assumptions. We believe there is a reasonable basis for our expectations and beliefs, but there can be no assurance that we will realize our expectations or that our beliefs will prove correct.

There are a number of risks and uncertainties that could cause our actual results to differ materially from the forward-looking statements contained in this prospectus. Important factors that could cause our actual results to differ materially from those expressed as forward-looking statements are set forth in this prospectus, including but not limited to those under the heading “Risk Factors.” There may be other factors of which we are currently unaware or deem immaterial that may cause our actual results to differ materially from the forward-looking statements.

All forward-looking statements attributable to us or persons acting on our behalf apply only as of the date of this prospectus and are expressly qualified in their entirety by the cautionary statements included in this prospectus. Except as may be required by law, we undertake no obligation to publicly update or revise any forward-looking statement to reflect events or circumstances occurring after the date of this prospectus or to reflect the occurrence of unanticipated events.

TRANSACTIONS IN CONNECTION WITH THE OFFERING

In the last three fiscal years, we have incurred increasing amounts of interest on our debt and dividends on our preferred stock. To decrease the amounts we incur in the future, we expect that a substantial portion of our outstanding debt and preferred stock will be redeemed, refinanced or converted into shares of our common stock in connection with this offering. Specifically:

•	we plan to redeem all outstanding $92.8 million liquidation value of the Series A Preferred Stock (plus accrued and unpaid dividends of $ ),

•	we plan to redeem all outstanding $32.5 million liquidation value of the Series B Preferred Stock (plus accrued and unpaid dividends of $ ),

•	we plan to redeem all $21.7 million aggregate principal amount of outstanding 13 1/8% Debentures (plus accrued and unpaid interest of $ ),

•	Operating is conducting a tender offer and consent solicitation in which it is:

•	offering to purchase any and all outstanding 9 3/4% Notes at a cash purchase price of 101% (or 101.507% for tenders made prior to 5:00 p.m., New York City time, on October 14, 2005) of their principal amount plus accrued and unpaid interest, and

•	asking the holders of the 9 3/4% Notes to consent to a supplemental indenture which will eliminate or modify all restrictive covenants and security and collateral provisions in the indenture relating to the 9 3/4% Notes and will terminate the security agreement relating to the indenture.

The amendments to the indenture governing the 9 3/4% Notes will only become operative when validly tendered 9 3/4% Notes representing a majority of the outstanding 9 3/4% Notes are accepted for purchase. Prior to launching the tender offer and consent solicitation, Operating entered into an agreement with holders of at least 51% of the 9 3/4% Notes pursuant to which the holders agreed, subject to certain conditions, to tender all of their 9 3/4% Notes in the tender offer and consent solicitation. Operating expects to redeem any 9 3/4% Notes that remain outstanding after the tender offer and consent solicitation at a redemption price of 101% of their principal amount plus accrued interest.

•	TPG-MD Investment, LLC, an entity controlled by TPG and Mr. Drexler, has agreed to convert the $ million principal amount of 5.0% Notes Payable (plus accrued and unpaid interest of $ ) into shares of our common stock at a conversion price of $6.82 per share of common stock immediately prior to the consummation of this offering,

•	under the TPG Subscription, TPG has agreed to purchase from us, at the initial public offering price of $ per share, common stock with an aggregate purchase price equal to $73.5 million, and

•	prior to the consummation of this offering, we expect to enter into the New Term Loan.

The tender offer is subject to a number of conditions, including the satisfaction or waiver of:

•	all conditions to borrowings under the New Term Loan, and

•	all conditions to the consummation of this offering contained in the underwriting agreement.

USE OF PROCEEDS

We estimate that our net proceeds from the sale of the              shares of common stock offered by us will be approximately $327.8 million, or approximately $377.6 million if the underwriters exercise their over-allotment option in full, at an assumed initial public offering price of $       per share of common stock (the midpoint of the range of the initial public offering price set forth on the cover page of this prospectus), after deducting the underwriting discount and estimated offering expenses payable by us of approximately $             million.

We intend to use the net proceeds to us from the sale of the common stock from this offering and the TPG Subscription, together with borrowings under the New Term Loan and, if necessary, available cash and borrowings under the Credit Facility, to fund the Redemptions and pay premium costs, accrued interest and transaction fees and expenses. Any remaining net proceeds will be used for general corporate purposes.

The following table sets forth estimated sources and uses of funds in connection with the offering and the transactions described in “Transactions in Connection with the Offering:”

Amount
(In thousands)
Sources of Funds
Proceeds from the offering	$355,000
Net proceeds from the TPG Subscription	73,500
New Term Loan	295,000
Credit Facility(1)	—
Excess cash	(9,394)

Total sources	$714,106

Uses of Funds
Redemption of the Series A Preferred Stock	$279,200
Redemption of the Series B Preferred Stock	97,780
Redemption of the 13 1/8% Debentures(2)	21,666
Repurchase or redemption of the 9 3/4% Notes(3)	279,144
Payment of accrued interest	3,452
Transaction fees and expenses(4)	32,864

Total uses	$714,106

(1)	The Credit Facility provides for revolving loans and letter of credit accommodations of up to $170.0 million (which may be increased to $250.0 million subject to certain conditions). The total amount of availability is subject to limitations based on specified percentages of eligible receivables, inventories and real property. See “Description of Certain Indebtedness— Credit Facility” for a further description of the Credit Facility.
(2)	The 13 1/8% Debentures may be redeemed at our option at 100% of their principal amount. We have assumed that we will redeem the 13 1/8% Debentures at 100% of their principal amount.
(3)	The 9 3/4% Notes may be redeemed at Operating’s option, in whole or in part, at 101% of their principal amount at any time until June 23, 2006. We have assumed that all of the 9 3/4% Notes will be tendered and repurchased at 101.507% of their principal amount in the tender offer.
(4)	Includes estimated commitment, placement and other transaction fees and legal, accounting and other costs payable in connection with the transactions described in “Transactions in Connection with the Offering.”

DIVIDEND POLICY

We have never paid cash dividends on our common stock. We currently intend to retain all available funds and any future earnings to fund the development and growth of our business, and we do not anticipate paying any cash dividends in the foreseeable future. In addition, because we are a holding company, our ability to pay dividends depends on our receipt of cash dividends from our subsidiaries. The terms of certain of our and Operating’s outstanding indebtedness substantially restrict the ability of either company to pay dividends. For more information about these restrictions, see “Description of Certain Indebtedness.” Any future determination to pay dividends will be at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements, restrictions contained in current and future financing instruments and other factors that our board of directors deems relevant.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of July 30, 2005. Our capitalization is presented (1) on an actual basis, and (2) on a pro forma as adjusted basis to give effect to (i) the sale by us of              shares of our common stock at an assumed public offering price of $             per share, the midpoint of the estimated price range set forth on the cover of this prospectus, (ii) the TPG Subscription, the New Term Loan and the Conversion, and (iii) the intended application of the net proceeds of this offering, the TPG Subscription and the New Term Loan as described in “Use of Proceeds,” as if these events had occurred on July 30, 2005.

This presentation should be read in conjunction with “Transactions in Connection with the Offering,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes appearing elsewhere in this prospectus.

	As of July 30, 2005
	Actual	Pro Forma As Adjusted
	(In thousands)
Cash and cash equivalents	$29,692	$39,086

Long-term debt (including redeemable preferred stock):
Credit Facility	—	—
13 1/8% Debentures	21,667	—
5.0% Notes Payable	22,629	—
9 3/4% Notes	275,000	—
New Term Loan	—	295,000
Redeemable Preferred Stock(1)	284,179	—

Total Long-Term Debt	603,475	295,000
Preferred Stock(2)	92,800	—
Stockholders’ equity (deficit):
Common Stock, par value $.01 per share	$138	—
Additional paid-in capital	—	424,043
Deferred compensation	(1,014)	(1,014)
Treasury Stock	(2,506)	(2,506)
Accumulated deficit	(576,944)	(587,589)

Total stockholders’ equity (deficit)	(580,326)	(167,066)

Total capitalization	$115,949	$127,934

(1)	Amount equals liquidation value of the Series B Preferred Stock plus accrued and unpaid dividends on the Series A Preferred Stock and Series B Preferred Stock. Under SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity,” the accrued and unpaid dividends on the Series A Preferred Stock and the Series B Preferred Stock are classified as debt.
(2)	Amount equals liquidation value of the Series A Preferred Stock.

DILUTION

If you invest in our common stock in this offering, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share and the historical adjusted net tangible book value per share of common stock upon the consummation of this offering. The historical adjusted net tangible book value as of             , 2005 was approximately $             million, or approximately $             per share. Historical adjusted net tangible book value per share represents our total tangible assets less total liabilities divided by the pro forma total number of shares of common stock outstanding. Dilution in historical adjusted net tangible book value per share represents the difference between the amount per share paid by purchasers of common stock in this offering and the net tangible book value per share of common stock immediately after the consummation of this offering.

After giving effect to the sale of the shares of common stock at an assumed initial public offering price of $             per share (the midpoint of the offering range set forth on the cover of this prospectus) and after deducting underwriting discounts and commissions and estimated offering expenses payable by us and giving effect to the TPG Subscription, the New Term Loan, the Conversion and the Redemptions, our pro forma net tangible book value as of             , 2005 would have been approximately $             million, or $             per share of common stock. This represents an immediate increase in net tangible book value of $             per share to our existing stockholders and an immediate dilution of $             per share to new investors purchasing shares of common stock in this offering at the assumed initial offering price.

The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share	$
Historical adjusted net tangible book value per share as of , 2005
Increase per share attributable to this offering, the TPG Subscription and the Conversion
Pro forma as adjusted net tangible book value per share after the offering

Dilution per share to new investors in this offering

The following table summarizes as of             , 2005 the number of shares of our common stock purchased from us, the total consideration paid to us, and the average price per share paid to us by our existing stockholders and to be paid by new investors purchasing shares of our common stock in this offering. The table assumes an initial public offering price of $             per share, as specified above, and deducts underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percentage	Amount	Percentage
Existing stockholders		%	$	%	$
New investors		%	$	%	$

Total		100.0%		$100.0%	$

The number of shares outstanding excludes:

•	shares of common stock available for issuance upon the exercise of outstanding options, of which shares were subject to exercisable options as of , 2005, and

•	shares of common stock reserved for future issuances under our equity incentive plans.

If these outstanding options are exercised, new investors will experience further dilution.

SELECTED CONSOLIDATED FINANCIAL DATA

The selected historical consolidated financial data for each of the years in the three-year period ended January 29, 2005 and as of January 29, 2005 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected historical consolidated financial data for each of the years in the two-year period ended February 2, 2002 have been derived from our audited consolidated financial statements which are not included in this prospectus. The historical financial data for the twenty-six weeks ended July 31, 2004 and July 30, 2005 have been derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. The unaudited condensed consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements and, in the opinion of our management, reflect all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of this data. The results for any interim period are not necessarily indicative of the results that may be expected for a full year. The consolidated financial statements for each of the years in the five-year period ended January 29, 2005 and as of the end of each such year have been audited.

The selected consolidated pro forma income statement and balance sheet data have been derived from the unaudited pro forma condensed consolidated financial statements included elsewhere in this prospectus. The unaudited pro forma condensed consolidated income statement data for the year ended January 29, 2005 and the twenty-six weeks ended July 30, 2005 give effect to the offering, the TPG Subscription, the New Term Loan, the Conversion and the Redemptions as if they had occurred on February 1, 2004 and January 30, 2005, respectively. The unaudited pro forma condensed consolidated balance sheet data as of July 30, 2005 give effect to the offering, the TPG Subscription, the New Term Loan, the Conversion and the Redemptions as if they had occurred on July 30, 2005.

The historical results presented below are not necessarily indicative of the results to be expected for any future period. The information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Use of Proceeds,” “Capitalization,” “Unaudited Pro Forma Condensed Consolidated Financial Statements,” “Summary Financial Data” and our financial statements and the related notes included elsewhere in this prospectus.

	Year Ended						Twenty-Six Weeks Ended
	February 3, 2001(1)	February 2, 2002	February 1, 2003	January 31, 2004	January 29, 2005		July 31, 2004	July 30, 2005
	(In thousands, except share and per share data)
Income Statement Data
Revenues	$825,975	$777,940	$768,344	$689,965		$804,216	$334,265		$439,901
Cost of goods sold(2)	458,205	454,491	472,262	440,276		478,829	199,313		246,435

Gross profit	367,770	323,449	296,082	249,689		325,387	134,952		193,466
Selling, general and administrative expense	307,569	303,448	301,718	280,464		287,745	129,429		150,337
Other charges(3)	4,130	—	—	—		—	—		—

Income (loss) from operations	56,071	20,001	(5,636)	(30,775)		37,642	5,523		43,129
Interest expense (net)	36,642	36,512	40,954	63,844		87,571	43,072		35,400
(Gain) loss on debt refinancing	—	—	—	(41,085)		49,780	—		—
Insurance proceeds	—	—	(1,800)	(3,850)		—	—		—
Provision (benefit) for income taxes	7,500	(5,500)	(4,200)	500		600	—		1,100

Net income (loss)	11,929	(11,011)	(40,590)	(50,184)		(100,309)	(37,549)		6,629
Preferred stock dividends	(26,484)	(30,442)	(33,578)	(26,260)		(13,456)	(6,728)		(6,728)
Net loss applicable to common shareholders	(14,555)	(41,453)	(74,168)	(76,444)		(113,765)	(44,277)		(99)
Weighted average shares outstanding (in millions)
Basic and diluted	11,728	11,744	11,780	11,927		12,205	12,197		12,487
Loss per share
Basic and diluted	$(1.24)	$(3.53)	$(6.30)	$(6.41)		$(9.32)	$(3.63)		$(0.01)

Pro forma interest expense (net)(4)						$16,566			$9,476
Pro forma net income(4)						$20,476			$32,553
Pro forma weighted average shares outstanding (in millions)(4)
Basic
Diluted
Pro forma income per share(4)
Basic					$			$
Diluted					$			$

	As of						As of July 30, 2005
	February 3, 2001	February 2, 2002	February 1, 2003	January 31, 2004	January 29, 2005
							Actual	Pro Forma(4)
	(In thousands)
Balance Sheet Data
Cash and cash equivalents	$32,930	$16,201	$18,895	$49,650		$23,647	$29,692		$39,086
Working capital	49,482	39,164	38,015	46,217		12,168	46,480		59,326
Total assets	389,861	401,320	348,878	297,611		278,194	298,866		307,399
Total long-term debt and preferred stock	464,310	510,147	556,038	609,440		669,733	696,275		295,000
Stockholders’ equity (deficit)	(278,347)	(319,043)	(391,663)	(468,066)		(581,712)	(580,326)		(167,066)

(1)	Fiscal year 2000 consisted of 53 weeks compared to 52 weeks in all other fiscal years. Net sales for the fifty-third week increased fiscal 2000 sales by $10.8 million.
(2)	Includes buying and occupancy costs.
(3)	Represents charges incurred in connection with the discontinuance of Clifford & Wills, a catalog business.
(4)	Pro forma numbers give effect to (i) the sale by us of shares of our common stock at an assumed public offering price of $ per share, the midpoint of the estimated price range set forth on the cover to this prospectus, and (ii) the TPG Subscription and the New Term Loan, the Conversion and the Redemptions, as if the offering and those transactions had occurred on January 31, 2004 and January 31, 2005 for the fiscal year ended January 29, 2005 and the twenty-six weeks ended July 30, 2005, respectively.

	Year Ended					Twenty-Six Weeks Ended
	February 3, 2001(1)	February 2, 2002	February 1, 2003	January 31, 2004	January 29, 2005	July 31, 2004	July 30, 2005
	(In thousands, except percentages, numbers of stores, catalogs and pages and per square foot data)
Operating Data
Revenues:
J.Crew Stores	$502,898	$483,083	$484,292	$487,092	$579,793	$242,717	$307,868
J.Crew Direct
Catalog	177,535	135,353	108,531	61,883	76,548	32,049	43,295
Internet	107,225	122,844	139,456	111,653	121,954	47,915	74,754
Other(2)	38,317	36,660	36,065	29,337	25,921	11,584	13,984

Total revenues	$825,975	$777,940	$768,344	$689,965	$804,216	$334,265	$439,901

J.Crew Stores:
Sales per gross square foot(3)	$504	$412	$349	$338	$400	$168	$209
Number of stores open at end of period	146	177	194	196	197	197	199
Comparable stores sales change(4)	0.7%	(14.5)%	(11.2)%	(2.5)%	16.4%	8.6%	24.3%
J.Crew Direct:
Number of catalogs circulated	73,000	71,000	66,000	53,000	50,000	22,000	25,000
Number of pages circulated (in millions)	8,700	8,300	7,800	5,800	5,400	2,100	2,500
Depreciation and amortization	$28,670	$39,963	$43,197	$43,075	$37,061	$17,546	$16,283
Capital expenditures:
New store openings	30,219	36,859	17,202	5,663	5,910	2,899	3,834
Other(5)	25,475	25,003	9,718	4,245	7,521	3,045	4,904

Total capital expenditures	$55,694	$61,862	$26,920	$9,908	$13,431	$5,944	$8,738

(1)	Fiscal year 2000 consisted of 53 weeks compared to 52 weeks in all other fiscal years. Net sales for the fifty-third week increased fiscal 2000 sales by $10.8 million.
(2)	Consists primarily of shipping and handling fees and royalties.
(3)	Includes only stores that have been open for the full period.
(4)	Comparable store sales includes sales at stores open for at least twelve months.
(5)	Consists primarily of expenditures on store remodels, information technology and warehouse equipment.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The following tables present our unaudited actual and pro forma condensed consolidated financial information as of and for the twenty-six weeks ended July 30, 2005 and for the year ended January 29, 2005. The unaudited pro forma financial information gives effect to the Conversion, the Redemptions, the New Term Loan, the TPG Subscription and this offering. The unaudited pro forma condensed consolidated financial information reflects the payment of early redemption or premium and prepayment costs, interest, dividends and transaction fees and expenses.

The unaudited pro forma balance sheet as of July 30, 2005 gives effect to the above transactions as if they had occurred on July 30, 2005. The unaudited pro forma condensed consolidated statements of operations for year ended January 29, 2005 and twenty-six weeks ended July 30, 2005 give effect to the above transactions as if they had occurred on February 1, 2004 and January 30, 2005, respectively. In connection with this offering and the related Conversion, Redemptions and New Term Loan, we expect to record a charge of $10.6 million related to the write-off of deferred debt financing costs of $5.6 million and prepayment costs and premiums of $5.0 million associated with the debt to be extinguished in the transactions. Because this charge is directly related to these transactions rather than our continuing operations, we have not given effect to it in the unaudited pro forma condensed consolidated statements of operations. However, the unaudited pro forma condensed balance sheet gives effect to the charge as if it occurred on July 30, 2005.

Preparation of the pro forma financial information is based on assumptions deemed appropriate by our management. The pro forma information is unaudited and is not necessarily indicative of the results that actually would have occurred if the above transactions had been consummated at the beginning of the period presented, nor does it purport to represent the future financial position and results of operations for future periods. The unaudited pro forma financial information should be read in conjunction with “Use of Proceeds,” “Capitalization,” “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical consolidated financial statements and the related notes included elsewhere in this prospectus.

J.CREW GROUP, INC. AND SUBSIDIARIES

Unaudited Pro Forma Condensed Consolidated Balance Sheet

As of July 30, 2005

	Actual July 30, 2005	Pro Forma Adjustments		Pro Forma As Adjusted
		(In thousands)
Assets
Current assets:
Cash and cash equivalents	$29,692	$9,394	(1)	$39,086
Merchandise inventories	110,569	—		110,569
Prepaid expenses and other current assets	22,625	—		22,625
Refundable income taxes	9,320	—		9,320

Total current assets	172,206	9,394		181,600

Property and equipment—at cost	264,956	—		254,956
Less accumulated depreciation and amortization	(151,490)	—		(151,490)

Property and equipment, net	113,466	—		(113,466)

Other assets	13,194	(861	) (2)	12,333

Total assets	$298,866	$8,533		$307,399

Liabilities and Stockholders’ Deficit
Current liabilities:
Accounts payable	$71,327	$—		$71,327
Other current liabilities	52,760	(3,452	) (3)	49,308
Federal and state income taxes	1,639	—		1,639

Total current liabilities	125,726	(3,452)		122,274

Deferred credits	57,191	—		57,191
Long-term debt	603,475	(308,475	) (4)	295,000
Preferred stock	92,800	(92,800	) (5)	—
Stockholders’ deficit	(580,326)	413,260	(6)	(167,066)

Total liabilities and stockholders’ deficit	$298,866	$8,533		$307,399

J.CREW GROUP, INC. AND SUBSIDIARIES

Unaudited Pro Forma Condensed Consolidated Statement of Operations

	Year Ended January 29, 2005				Twenty-Six Weeks Ended July 30, 2005
	Actual	Pro Forma Adjustments		Pro Forma As Adjusted	Actual	Pro Forma Adjustments		Pro Forma As Adjusted
	(In thousands except for per share data)
Revenues:
Net sales	$778,295	—		778,295	$425,917	—		425,917
Other	25,921	—		25,921	13,984	—		13,984

	804,216	—		804,216	439,901	—		439,901
Cost of goods sold, including buying and occupancy costs	478,829	—		478,829	246,435	—		246,435

Gross profit	325,387	—		325,387	193,466	—		193,466
Selling, general and administrative expenses	287,745	—		287,745	150,337	—		150,337

Income from operations	37,642	—		37,642	43,129	—		43,129
Interest expense—net	87,571	(71,005	) (7)	16,566	35,400	(25,924	) (7)	9,476
Loss on refinancing of debt	49,780	(49,780	) (8)	—	—	—		—

Income (loss) before income taxes	(99,709)	120,785		21,076	7,729	(25,924)		33,653
Income taxes	600	—	(9)	600	1,100	—	(9)	1,100

Net income (loss)	(100,309)	120,785		20,476	6,629	(25,924)		32,553
Preferred stock dividends	(13,456)	13,456	(10)	—	(6,728)	6,728	(10)	—

Net income (loss) applicable to common shareholders	(113,765)	134,241		20,476	(99)	32,652		32,553
Weighted average shares outstanding (in millions)
Basic and diluted	12,205				12,487
Loss per share
Basic and diluted	$(9.32)				$(0.01)

J. CREW GROUP, INC. AND SUBSIDIARIES

Notes to the Unaudited Pro Forma Financial Statements

(1)	Adjustments to cash and cash equivalents give effect to (a) receipt of the net proceeds of this initial public offering of common stock as of July 30, 2005, estimated at $327.8 million, after deduction of the estimated underwriting discount and offering expenses of $27.2 million, (b) redemption of all outstanding $92.8 million Series A Preferred Stock and $32.5 million Series B Preferred Stock, plus accrued and unpaid dividends as of July 30, 2005 of $186.4 million and $65.3 million, respectively, (c) redemption of all outstanding $21.7 million 13 1/8% Debentures, plus accrued interest as of July 30, 2005 of $0.8 million, (d) redemption of all outstanding $275.0 million 9 3/4% Notes, plus accrued interest as of July 30, 2005 of $2.6 million, at 101.507% of principal, and tender fees and other expenses of $0.9 million, (e) receipt of the net proceeds from the TPG Subscription as of July 30, 2005 of $73.5 million, and (f) receipt of the net proceeds of the New Term Loan, estimated at $290.2 million after deduction of the estimated facility fee of $4.8 million from the principal amount of $295.0 million.

(2)	Adjustments to other assets give effect to (a) the write-off of unamortized deferred debt financing charges and discounts related to the $21.7 million 13 1/8% Debentures and $275.0 million 9 3/4% Notes, and (b) the deferred debt financing charges estimated in connection with the New Term Loan.

(3)	Adjustments to other current liabilities give effect to the payment of accrued interest expense on the $21.7 million 13 1/8% Debentures and $275.0 million 9 3/4% Notes.

(4)	Adjustments to long-term debt give effect to (a) redemption of all outstanding $32.5 million Series B Preferred Stock, plus accrued and unpaid dividends as of July 30, 2005 of $65.3 million, and payment of $186.4 million of accrued and unpaid dividends on all outstanding $92.8 million Series A Preferred Stock, (b) redemption of all outstanding $21.7 million 13 1/8% Debentures, (c) redemption of all outstanding $275.0 million 9 3/4% Notes, (d) receipt of the proceeds of the New Term Loan, and (e) conversion into common stock of the $22.6 million 5.0% Notes Payable at a conversion price of $6.82 per share.

(5)	Adjustment to preferred stock reflects redemption of all outstanding $92.8 million Series A Preferred Stock.

(6)	Adjustments to stockholders’ deficit give effect to (a) receipt of the net proceeds of this initial public offering of common stock as of July 30, 2005, estimated at $327.8 million, after deduction of the estimated underwriting discount and offering expenses of $27.2 million, (b) conversion into common stock of the $22.6 million 5.0% Notes Payable at a conversion price of $6.82 per share, (c) receipt of the net proceeds from the TPG Subscription as of July 30, 2005 of $73.5 million, and (d) charges of $10.6 million directly related to redemption of all outstanding $275.0 million 9 3/4% Notes at 101.507% of principal ($4.1 million) and tender fees and other expenses ($0.9 million) and the write-off of unamortized deferred debt financing charges and discounts related to the $21.7 million 13 1/8% Debentures and $275.0 million 9 3/4% Notes ($5.6 million). Such charges were directly related to the redemptions and do not impact ongoing operations.

(7)

Adjustments to interest expense give effect to (a) redemption of all outstanding $92.8 million Series A Preferred Stock and $32.5 million Series B Preferred Stock, (b) redemption of all outstanding $21.7 million 13 1/8% Debentures, (c) redemption of all outstanding $275.0 million 9 3/4% Notes, (d) conversion into common stock of the $22.6 million 5.0% Notes Payable, and (e) borrowings under the New Term Loan bearing interest at LIBOR plus 2 1/2%. In connection with the refinancing completed in November 2004, the Company redeemed all outstanding $150.0 million 10 3/8% Senior Subordinated Notes due 2007 and $169.0 million of 16% Senior Discount Contingent Principal Notes with the proceeds of a $275 million term loan and cash on hand, which was then converted into the $275.0 million 9 3/4% Notes. Accordingly, the interest expense, amortization of debt discount and amortization of deferred finance charges associated with the 10 3/8% Senior Subordinated Notes and the 16% Senior Discount Contingent Principal Notes, aggregating $44.8 million, have been excluded from the pro forma statement of operations for the fiscal year ended January 29, 2005.

(8)	Adjustment to loss on refinancing of debt reflects the exclusion of this charge as it was directly related to the refinancing completed in November 2004 and does not impact ongoing operations.

(9)	Pro forma adjustments do not reflect income tax effects because we had a significant taxable loss before and after the pro forma adjustments for the year ended January 29, 2005 and net operating loss carryforwards are available to offset substantially all income taxes for the six months ended July 30, 2005. The deferred tax asset resulting from these net operating loss carryforwards is offset by a valuation allowance.

(10)	Adjustments to preferred stock dividends reflect the redemption of all outstanding Series A Preferred Stock and Series B Preferred Stock.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This discussion summarizes our consolidated operating results, financial condition and liquidity during the three-year period ended January 29, 2005 and the twenty-six weeks ended July 30, 2005 and July 31, 2004. Our fiscal year ends on the Saturday closest to January 31. The fiscal years 2002, 2003 and 2004 ended on February 1, 2003, January 31, 2004 and January 29, 2005, respectively, and consisted of 52 weeks each. You should read the following discussion and analysis in conjunction with “Selected Consolidated Financial Data,” our consolidated financial statements and the related notes included elsewhere in this prospectus.

This discussion contains forward-looking statements involving risks, uncertainties and assumptions that could cause our results to differ materially from expectations. Factors that might cause such differences include those described under “Risk Factors,” “Disclosure Regarding Forward-Looking Statements” and elsewhere in this prospectus.

Overview

J.Crew is a nationally recognized apparel and accessories brand that we believe embraces a high standard of style, craftsmanship, quality and customer service, while projecting an aspirational American lifestyle.

On the basis of data collected on our Internet channel customers, we believe our customer base consists primarily of affluent, college-educated and professional and fashion-conscious women and men. As of October 24, 2005, we operated 157 retail stores (as well as one seasonal retail store) and 45 factory stores throughout the United States.

We have two major operating divisions: J.Crew Stores, which consists of our retail and factory stores, and J.Crew Direct, which consists of our catalog and Internet website at www.jcrew.com, each of which operate under the J.Crew brand name. In fiscal 2004, net sales under the J.Crew brand generated $778.3 million in revenues, comprised of:

•	$579.8 million from Stores, and

•	$198.5 million from Direct.

In early 2003, our newly-appointed chief executive officer and chairman of the board, Millard Drexler, and our newly-appointed president, Jeffrey Pfeifle, initiated a program to reposition J.Crew by:

•	Improving product design and quality. We have focused on improving the design, fabrics and construction of our products by strengthening our design teams and sourcing fabrics from renowned European mills and designer-level fabric houses.

•	Expanding our product assortment to reflect our customers’ affluent and active lifestyles. We have begun offering an expanded product line, including Italian cashmere sweaters and blazers, women’s and men’s suits made in Italy and wedding and special occasion attire.

•	Tightening inventory controls. We have adopted a merchandising strategy that focuses on controlling inventory in order to maximize full-price sales and merchandise margins.

•	Creating sophisticated and inviting store environments. We have focused on creating a distinctive, sophisticated and inviting atmosphere, with clear displays and information about product quality and fabrication in our stores, and implemented new customer service initiatives.

•	Recruiting a new management team with experience across a broad range of disciplines in the specialty retail industry. We have expanded our management team to add new members with experience across a broad range of retail disciplines, including merchandising, design, marketing, human resources, store and direct operations, logistics and information technology functions.

•	Slowing the pace of new store openings and closing underperforming stores. In response to several years of rapid store development, we temporarily decreased the number of new stores we opened per year and closed seven underperforming stores. This strategy improved our sales per gross square foot to $400 in fiscal 2004, which represents a 18.3% increase over fiscal 2003.

•	Enhancing our customer-service oriented culture. Through our hiring policy and compensation structure, we have sought to attract sales associates who we believe are committed to maintaining high standards of visual presentation and customer service.

Our recent revenue growth has also led to increased selling, general and administrative expenses. The most significant components of these increases were wage costs, particularly at retail and factory stores. Wage costs increased due to higher incentive compensation paid as a result of increased sales and increased base compensation. We expect these expenses to continue to grow as our business continues to grow. We also expect these and other costs—particularly our store occupancy costs and employee wages and benefits costs—to increase as we pursue our strategy of expanding our retail and factory store base.

Our revenue and operating income growth in fiscal 2004 followed four fiscal years in which we experienced decreased revenues and decreased operating income (including operating losses in fiscal 2002 and fiscal 2003). Despite our revenue and operating income growth in fiscal 2004, we recorded a net loss of $100.3 million in this period, compared to a net loss of $50.2 million in fiscal 2003. The net loss in fiscal 2004 included a significant loss on the refinancing of debt, while fiscal 2003 included a significant gain on exchange of debt and insurance proceeds. Excluding these items, our net loss would have been $50.5 million in fiscal 2004 and $95.1 million in fiscal 2003. Our net income for the first half of fiscal 2005 was $6.6 million compared to a net loss of $37.5 million for the first half of fiscal 2004. Our ability to continue to increase our revenues and our operating income and improve our net income depends primarily on our ability to successfully implement our plans to expand our store base, broaden our product offerings and expand our sales channels.

While we believe our growth strategy offers significant opportunities, it also presents significant risks and challenges, including, among others, the risks that we may not be able to hire and train qualified sales associates, that our new product offerings and expanded sales channels may not maintain or enhance our brand identity and that our order fulfillment and distribution facilities may not be adequate to support our growth plans. In addition, we must also seek to ensure that implementation of these plans does not divert management’s attention from continuing to build on the strengths that we believe have driven our recent success, including, among others, our focus on improving the quality of our products, pursuing a disciplined merchandising strategy and improving our store environments and our customer service. For a more complete discussion of the risks facing our business, see “Risk Factors.”

How We Assess the Performance of Our Business

In assessing the performance of our business, we consider a variety of performance and financial measures. The key measures for determining how our business is performing are comparable store sales for J.Crew Stores and net sales for J.Crew Direct. We also consider gross profit and selling, general and administrative expenses in assessing the performance of our business.

Net Sales

Net sales reflect our revenues from the sale of our merchandise less returns and discounts.

We aggregate our merchandise into three sales categories: women’s and men’s apparel, which consist of items of clothing such as shirts, sweaters, pants, dresses, jackets, outerwear and suits, and accessories, which consists of items such as shoes, socks, jewelry, bags and belts.

The approximate percentage of our sales derived from these three categories, based on our internal merchandising systems, is as follows:

	Year Ended			Twenty-Six Weeks Ended
	February 1, 2003	January 31, 2004	January 29, 2005	July 30, 2005
Apparel
Women’s	61%	62%	64%	66%
Men’s	26%	27%	24%	20%
Accessories	13%	11%	11%	14%

The increase of accessories as a percentage of sales during the first half of fiscal 2005 is due to management’s efforts to expand the number of items in our accessories category.

Comparable Store Sales

Comparable store sales reflects net sales at stores that have been open for at least twelve months. Therefore, a store is included in comparable store sales on the first day it has comparable prior year sales. Non-comparable store sales include sales from new stores that have not been open for twelve months and sales from closed stores and temporary stores.

By measuring the change in year-over-year net sales in stores that have been open for twelve months or more, comparable store sales allows us to evaluate how our core store base is performing. Various factors affect comparable store sales, including:

•	consumer preferences, buying trends and overall economic trends,

•	our ability to anticipate and respond effectively to fashion trends and customer preferences,

•	competition,

•	changes in our merchandise mix,

•	pricing,

•	the timing of our releases of new merchandise and promotional events,

•	the level of customer service that we provide in our stores,

•	changes in sales mix among sales channels,

•	our ability to source and distribute products efficiently, and

•	the number of stores we open, close (including for temporary renovations) and expand in any period.

As we continue our store expansion program, we expect that a greater percentage of our revenues will come from non-comparable store sales.

The industry in which we operate is cyclical, and consequently our revenues are affected by general economic conditions. Purchases of apparel and accessories are sensitive to a number of factors that influence the levels of consumer spending, including economic conditions and the level of disposable consumer income, consumer debt, interest rates and consumer confidence.

Our business is seasonal. As a result, our revenues fluctuate from quarter to quarter. We have four distinct selling seasons that align with our four fiscal quarters. Revenues are usually substantially higher in our fourth fiscal quarter, particularly December, as customers make holiday purchases. For example, in fiscal 2004, we realized approximately 33% of our revenues in the fourth fiscal quarter.

Gross Profit

Gross profit is equal to our revenues minus our cost of good sold. Cost of goods sold includes the direct cost of purchased merchandise, inbound freight, design, buying and production costs, occupancy costs related to store operations (such as rent) and all shipping costs associated with our Direct business. Our cost of goods sold is substantially higher in the holiday season because cost of goods sold generally increases as revenues increase and cost of goods sold includes the cost of purchasing merchandise that we sell to generate revenues. Cost of goods sold also generally changes as we expand or contract our store base and incur higher or lower store occupancy and related costs. The primary drivers of the costs of individual goods are the costs of raw materials and labor in the countries where we source our merchandise. Gross margin measures gross profit as a percentage of our revenues.

Our gross profit may not be comparable to other specialty retailers, as some companies include all of the costs related to their distribution network in cost of goods sold while others, like us, exclude all or a portion of them from cost of goods sold and include them in selling, general and administrative expenses.

Selling, General and Administrative Expenses

Selling, general and administrative expenses include all operating expenses not included in cost of goods sold, primarily catalog production and mailing costs, certain warehousing expenses, administrative payroll, store expenses other than occupancy costs, depreciation and amortization and credit card fees. These expenses do not vary proportionally with net sales. As a result, selling, general and administrative expenses as a percentage of net sales are usually higher in the spring season than the fall season.

Results of Operations

The following table presents, for the periods indicated, our operating results as a percentage of revenues as well as selected store data:

	Fiscal Year Ended			Twenty-six Weeks Ended
	February 1, 2003	January 31, 2004	January 29, 2005	July 31, 2004	July 30, 2005
Revenues	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of goods sold, including buying and occupancy costs(1)	61.5	63.8	59.5	59.6	56.0

Gross profit(1)	38.5	36.2	40.5	40.4	44.0
Selling, general and administrative expenses(1)	39.2	40.7	35.8	38.7	34.2

Income/(loss) from operations	(0.7)	(4.5)	4.7	1.7	9.8
Interest expense, net	5.3	9.3	10.9	12.9	8.0
(Gain) loss on refinancing of debt	—	(6.0)	6.2	—	—
Insurance proceeds	(0.2)	(0.6)	—	—	—

Income (loss) before income taxes	(5.8)	(7.2)	(12.4)	(11.2)	1.8
Provision (benefit) for income taxes	(0.5)	0.1	0.1	—	0.3

Net income (loss)	(5.3)%	(7.3)%	(12.5)%	(11.2)%	1.5%

Selected store data:
Number of stores open at end of period	194	196	197	197	199
Sales per gross square foot	$349	$338	$400	$168	$209
Comparable store sales change	(11.2)%	(2.5)%	16.4%	8.6%	24.3%

(1)	We exclude a portion of our distribution network costs from the cost of goods sold and include them in selling, general and administrative expenses. Our gross profit therefore may not be directly comparable to that of some of our competitors.

First Half of Fiscal 2005 Compared to First Half of Fiscal 2004

Revenues

Revenues for the first half of fiscal 2005 (the twenty-six weeks ended July 30, 2005) increased by $105.6 million, or 31.6%, to $439.9 million from $334.3 million in the first half of fiscal 2004 (the twenty-six weeks ended July 31, 2004). We believe that the increase in revenues for the first half of fiscal 2005 resulted from the continuing appeal of our expanded product line in both Stores and Direct and continuing improvements in our customer service. The increase in revenues was also due to the fact that low inventories in the first quarter of fiscal 2004 caused revenues for first half of fiscal 2004 to be lower than they would otherwise have been. Included in sales for the first half of fiscal 2005 were $1.3 million of unredeemed gift certificates that expired during the first quarter and had been deducted from net sales when they were issued in the fourth quarter of fiscal 2004 in connection with a customer loyalty program.

Stores sales increased by $65.2 million, or 26.9%, to $307.9 million in the first half of fiscal 2005 from $242.7 million in the first half of fiscal 2004. Comparable store sales increased 24.3% to $297.6 million in the first half of fiscal 2005 compared to $239.4 million in the comparable period last year. Non-comparable store sales were $10.3 million in the first half of fiscal 2005. There were 156 retail stores and 43 factory stores open at July 30, 2005 as compared to 155 and 42, respectively, at July 31, 2004.

Direct sales increased by $38.0 million, or 47.5%, to $118.0 million in the first half of fiscal 2005 from $80.0 million in the first half of fiscal 2004. The increase in Direct sales was also due to an 18% increase in the number of catalog pages circulated.

The increase in Stores and Direct sales occurred primarily in women’s apparel and in accessories. The increase in women’s apparel was driven by sales of sweaters, dresses, jackets and suits, while shoes and the introduction of additional items contributed to the increase in accessories.

Other revenues increased by $2.4 million in the first half of fiscal 2005, due primarily to a $3.4 million increase in shipping and handling fees from $9.8 million to $13.2 million in the first half of fiscal 2005 reflecting a 39% increase in Direct orders in the first half of fiscal 2005. The increase in other revenue for the period was offset in part by an adjustment of $1.3 million in the first quarter of fiscal 2005 due to the reversal of income recognized on unredeemed gift cards in prior years.

Gross Profit

Gross profit increased by $58.5 million, or 43.3%, to $193.5 million in the first half of fiscal 2005 from $135.0 million in the first half of fiscal 2004. This increase resulted from the following factors:

(a) increase in revenues	$57.3
(b) increase in margin rate	9.7
(c) increase in buying and occupancy costs	(8.5)

$58.5

Gross margin increased to 44.0% in the first half of fiscal 2005 from 40.4% in the first half of fiscal 2004. Buying and occupancy costs as a percentage of revenues resulted in a 140 basis point increase in gross margin because buying and occupancy costs did not increase at the same rate as revenues. The remaining increase in gross margin was due to an increase of 220 basis points in merchandise margins (which is equal to cost of goods sold, excluding buying and occupancy costs, divided by revenues) resulting from decreased markdowns across all sales channels.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased by $20.9 million, or 16.2%, to $150.3 million in the first half of fiscal 2005 from $129.4 million in the first half of fiscal 2004. Variable operating expenses of Direct and Stores increased by $11.4 million to $71.3 million in the first half of fiscal 2005 from $59.9 million in the first half of fiscal 2004. These increases were primarily attributable to payroll related costs as a result of the sales increases in our Direct and Stores operations in fiscal 2005. Furthermore, incentive compensation increased by $2.7 million due to the improvement in our operating results in the first half of fiscal 2005 compared to the first half of fiscal 2004. As a percentage of revenues, selling, general and administrative expenses decreased to 34.2% in the first half of fiscal 2005 from 38.7% in the first half of fiscal 2004 resulting from the fact that selling, general and administrative expenses increased at a slower rate than revenues.

Interest Expense

Our interest expense decreased by $7.7 million, or 17.9%, to $35.4 million in the first half of fiscal 2005 from $43.1 million in the first half of fiscal 2004. This decrease was due primarily to decreases in the rate of interest on our long-term debt and the amount of long-term debt outstanding as a result of refinancings in the fourth quarter of fiscal 2004. In the refinancings, we redeemed in full the $150.0 million aggregate principal amount of 10 3/8% Notes and $169.0 million amount of 16% Notes with the proceeds of a new $275.0 million 9 3/4% term loan, which was converted into the 9 3/4% Notes in accordance with the terms of the loan agreement in March 2005, and $44.0 million in internally available funds. This decrease was offset by an increase of $3.5 million in dividends on the Series A and Series B Preferred Stock.

Income Taxes

The provision for income taxes for the first half of fiscal 2005 is based on the estimated effective tax rate for the year, which differs from statutory rates due primarily to the utilization of operating loss carryovers, which for alternative minimum tax purposes are limited to 90% of taxable income in any fiscal year. Net deferred tax assets at January 29, 2005 and July 30, 2005 were fully reserved.

Net Income

Our net income increased by $44.1 million to $6.6 million for the first half of fiscal 2005 from a net loss of $37.5 million for the first half of fiscal 2004, primarily due to the increase in gross profit resulting from the increase in revenues.

Fiscal 2004 Compared to Fiscal 2003

Revenues

Revenues in fiscal 2004 increased by $114.2 million, or 16.6%, to $804.2 million from $690.0 million in fiscal 2003. We believe this increase reflects a positive customer response to our merchandise assortment and an emphasis on customer service.

Stores sales increased by $92.7 million, or 19.0%, to $579.8 million in fiscal 2004 from $487.1 million in fiscal 2003. Comparable store sales increased by 16.4% to $559.3 million in fiscal 2004 from $480.6 million in the prior year. Non-comparable store sales in fiscal 2004 were $20.5 million.

Direct sales increased by $25.0 million, or 14.4%, to $198.5 million in fiscal 2004 from $173.5 million in fiscal 2003. In addition to the factors that drove overall revenue growth, the Direct sales increase is also attributable to a 59% increase in the number of styles presented in our catalog and on our website, as well as the mailing of four new catalog editions, in the second half of fiscal 2004.

The increase in Stores and Direct sales occurred primarily in women’s apparel, and was driven by sales of sweaters and jackets.

Other revenues decreased by $3.5 million due primarily to a decrease in shipping and handling fees of $3.6 million from $25.2 million in fiscal 2003 to $21.6 million in fiscal 2004 as a result of an 8.0% decline in orders in the Direct business and an increase in retail phone orders, which carry no shipping and handling fees.

Gross Profit

In fiscal 2004, gross profit increased by $75.7 million, or 30.3%, to $325.4 million from $249.7 million in fiscal 2003. This increase resulted from the following factors:

(a) increase in revenues	$55.6
(b) increase in margin rate	35.7
(c) increase in buying and occupancy costs	(15.6)

$75.7

Gross margin increased to 40.5% in fiscal 2004 from 36.2% in fiscal 2003, due primarily to a 440 basis point increase in merchandise margins. The increase in merchandise margins resulted from fewer markdowns and improved inventory management in fiscal 2004 when compared to fiscal 2003, during which margins were negatively affected by the liquidation of prior season inventories in the first half of the year. The increase in buying and occupancy costs of 10 basis points as a percentage of revenues resulted primarily from increases in merchandise design expenses.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased by $7.2 million, or 2.6%, to $287.7 million in fiscal 2004 from $280.5 million in fiscal 2003. Variable operating expenses in Direct and Stores increased by $14.9 million to $136.2 million in fiscal 2004 from $121.3 million in fiscal 2003. These increases were primarily attributable to payroll related costs resulting from the significant sales increases in our Direct and Stores operations in fiscal 2004. Furthermore, incentive compensation increased by $6.5 million due to the improvement in our operating results in fiscal 2004 compared to fiscal 2003. These increases were offset in part by a decrease in depreciation and amortization of $6.0 million related to an increase in fully depreciated assets, primarily computer equipment, and a decrease in catalog selling costs of $3.7 million due primarily to a reduction in pages circulated from 5.8 billion to 5.4 billion. As a percentage of revenues, selling, general and administrative expenses decreased to 35.8% in fiscal 2004 from 40.7% in fiscal 2003, resulting primarily from the fact that these expenses increased at a slower rate than revenues during fiscal 2004.

Interest Expense

Our interest expense increased by $23.8 million to $87.6 million in fiscal 2004 from $63.8 million in fiscal 2003. This increase consisted of $18.9 million in dividends on the Series A Preferred Stock and Series B Preferred Stock that were classified as interest for all of fiscal 2004 but only for the second half of fiscal 2003. We reclassified dividends on the Series A Preferred Stock and Series B Preferred Stock as interest beginning in the third quarter of 2003 in accordance with our adoption of Statement of Financial Accounting Standards (“SFAS”) No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” For more information on our adoption of SFAS No. 150, see Note 7 to our consolidated financial statements included elsewhere in this prospectus.

Another significant component of the increase in interest expense was a $4.9 million increase in interest on debt securities attributable primarily to:

•	an increase of $8.2 million in interest and amortization of debt issuance discount and deferred financing charges on the 16% Notes issued in our May 2003 exchange offer, and

•	$2.7 million of interest accrued on the $275.0 million 9 3/4% term loan we obtained in December 2004.

These increases were partially offset by:

•	a $4.4 million decrease in interest on our 13 1/8% Debentures, approximately 85% of which were exchanged for 16% Notes in our May 2003 exchange offer, and

•	a $1.5 million decrease in interest on 10 3/8% Notes that we redeemed in full in December 2004 with a portion of the proceeds of the $275.0 million 9 3/4% term loan.

Loss on Refinancing of Debt

In fiscal 2004 we had a loss on refinancing of debt of $49.8 million compared to a gain of $41.1 million in fiscal 2003. The fiscal 2004 loss of $49.8 million was incurred in connection with our fourth quarter redemption in full of $150.0 million aggregate principal amount of 10 3/8% Notes and $169.1 million of 16% Notes.

As a result of the refinancing, we:

•	paid $15.3 million of redemption premiums,

•	wrote off $3.2 million of deferred financing costs related to the redeemed notes, and

•	wrote off $31.3 million of unamortized debt issuance costs related to the 16% Notes.

The gain of $41.1 million in fiscal 2003 resulted from the issuance of the 16% Notes in May 2003.

Insurance Proceeds

We did not receive any insurance proceeds in fiscal 2004. Insurance proceeds of $3.8 million in fiscal 2003 and $1.8 million in fiscal 2002 represent recoveries for claims related to the destruction of our World Trade Center store on September 11, 2001. The recovery in fiscal 2003 is the final settlement of this claim.

Income Taxes

We have incurred significant losses during the last three years and are unable to carry back these losses to prior years. Fiscal 2004 and 2003 include certain state and foreign tax provisions of $0.6 million and $0.5 million, respectively.

For a discussion of our current tax position, see “—Critical Accounting Policies—Income Taxes.”

Net Loss

Our net loss for fiscal 2004 was $100.3 million compared to $50.2 million in fiscal 2003. The net loss in fiscal 2004 included a $49.8 million loss on the refinancing of debt while fiscal 2003 included a gain on exchange of debt of $41.1 million and insurance proceeds of $3.8 million. Excluding these items, our net loss would have been $50.5 million in fiscal 2004 and $95.1 million in 2003.

Fiscal 2003 Compared to Fiscal 2002

Revenues

Revenues in fiscal 2003 decreased by $78.4 million, or 10.2%, to $689.9 million from $768.3 million in fiscal 2002. The decrease in revenues was primarily due to a decrease in Direct sales of $74.5 million, or 30%, to $173.5 million in fiscal 2003 from $248.0 million in fiscal 2002, resulting from:

•	a 26% decrease in catalog circulation from 7.8 billion pages in fiscal 2002 to 5.8 billion pages in fiscal 2003, including the elimination of women’s only and clearance catalogs in the second half of the year,

•	a decrease in catalog density (items per page) resulting from a 30% reduction in style counts, and

•	a reduction in promotional practices, including promotional emails.

Stores sales increased by $2.8 million to $487.1 million in fiscal 2003 from $484.3 million in fiscal 2002. Comparable store sales decreased by 2.5% to $468.2 million in fiscal 2003 from $480.1 million in the prior year. This decrease was offset by non-comparable store sales of $18.9 million in fiscal 2003 generated from four stores opened in fiscal 2003 and 16 stores opened in fiscal 2002 and open for a full year in fiscal 2003. We believe the improvement in the rate of decrease in comparable store sales performance to 2.5% in fiscal 2003 from 11.2% in fiscal 2002 was the result of an improving economy and an upgrade in the quality and style of our merchandise assortments in the second half of the year.

The decrease in sales occurred primarily in women’s apparel and in accessories, particularly in sweaters, pants and shoes.

Other revenues decreased by $6.7 million to $29.3 million in fiscal 2003 from $36.0 million in fiscal 2002 due primarily to a decrease in shipping and handling revenues attributable to a 26.0% decline in the number of Direct orders.

Gross Profit

Gross profit decreased by $46.4 million, or 15.7%, to $249.7 million in fiscal 2003 from $296.1 million in fiscal 2002. This decrease resulted from the following factors:

(a) decrease in revenues	$(40.2)
(b) decrease in margin rate	(10.5)
(c) decrease in buying and occupancy costs	4.3

$(46.4)

Gross margin decreased from 38.5% to 36.2%. The decrease in gross margin was due to a decrease of 160 basis points in merchandise margins resulting primarily from the liquidation of the prior season’s inventories in the first half of fiscal 2003 and a 70 basis point increase in buying and occupancy costs as a percentage of revenues resulting from the spreading of fixed buying and occupancy costs over a lower revenue base.

Selling, General and Administrative Expenses

Selling, general and administrative expenses decreased by $21.2 million, or 7.0%, to $280.5 million from $301.7 million. The decrease resulted primarily from lower catalog costs of $13.2 million due primarily to the reduction in the number of pages circulated, including the elimination of women’s only editions and clearance catalogs in the second half of fiscal 2003, as well as a $10.0 million decrease in severance and other one-time employment-related charges. These decreases were offset in part by an increase in store expenses resulting from additional stores in operation in fiscal 2003. As a percentage of revenues, selling, general and administrative expenses increased from 39.3% to 40.7%, resulting primarily from the spreading of fixed overhead expenses over a lower revenue base.

Interest Expense

Our interest expense increased by $22.8 million in fiscal 2003 to $63.8 million from $41.0 million in fiscal 2002. The increase resulted from:

•	the inclusion of $14.2 million of dividends on the Series A Preferred Stock and Series B Preferred Stock as interest beginning in the third quarter of 2003, and

•	$21.9 million of interest, including amortization of debt issuance discount, on the 16% Notes issued in May 2003.

The increases described above were offset by a reduction of $10.4 million of interest on the 13 1/8% Debentures that were exchanged for the 16% Notes, and lower deferred financing costs that resulted primarily from a write-off of $1.8 million related to the refinancing of our working capital credit facility in fiscal 2002.

Gain on Refinancing of Debt

Our net gain on exchange of debt of $41.1 million in fiscal 2003 reflects the difference of $44.1 million between the fair value of the 16% Notes at their date of issuance and the carrying value of the 13 1/8% Debentures less related expenses consisting of:

•	$1.9 million in additional interest at 2 7/8% from October 15, 2002 to May 6, 2003 paid on the 13 1/8% Debentures exchanged in the May 2003 exchange offer, and

•	a $1.1 million write-off of unamortized deferred financing costs related to the 13 1/8% Notes exchanged in the exchange offer.

Insurance Proceeds

Insurance proceeds of $3.8 million in fiscal 2003 and $1.8 million in fiscal 2002 represent recoveries for claims related to the destruction of our World Trade Center store on September 11, 2001. The recovery in fiscal 2003 is the final settlement of this claim.

Income Taxes

The provision for income taxes in 2002 reflects the establishment of a valuation allowance of $21.0 million to reduce the net deferred tax assets to their estimated recoverable amount of $5.0 million at February 1, 2003. The valuation allowance was offset by a $9.0 million benefit from the reversal of prior tax accruals. The tax accruals were reversed in 2002 based on a proposed IRS settlement of open years and the results of state audits at amounts less than amounts accrued.

The provision for income taxes in 2003 includes an additional valuation allowance of $5.0 million to fully reserve the net deferred tax assets at January 31, 2004. This increase was offset by additional tax refunds and a reduction in prior year tax accruals as a result of the finalization of certain tax audits. Fiscal 2002 and 2003 include certain state and foreign tax provisions of $0.4 million and $0.5 million, respectively.

Net Loss

Our net loss for fiscal 2003 was $50.2 million compared to a net loss of $40.6 million in fiscal 2002. However, the results in fiscal 2003 included a gain on the exchange of debt of $41.1 million and an increase in insurance proceeds of $2.0 million. Excluding these items, our net loss would have been $95.1 million in fiscal 2003, and $42.4 million in fiscal 2002. This increase in net loss is primarily attributable to the decrease in gross profit and the increase in interest expense in fiscal 2003.

Quarterly Results and Seasonality

The following table sets forth our historical unaudited quarterly consolidated statements of operations data for each of the nine fiscal quarters ended July 30, 2005 and expressed as a percentage of our revenues. This unaudited quarterly information has been prepared on the same basis as our annual audited financial statements appearing elsewhere in this prospectus, and includes all necessary adjustments, consisting only of normal recurring adjustments, that we consider necessary to present fairly the financial information for the fiscal quarters presented. The quarterly data should be read in conjunction with our audited and unaudited consolidated financial statements and the related notes appearing elsewhere in this prospectus.

	Fiscal 2003			Fiscal 2004				Fiscal 2005
	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter
Income Statement Data
Revenues	$167.3	$151.2	$209.8	$145.7	$188.6	$206.3	$263.6	$210.5	$229.4
Gross profit	51.3	60.0	80.6	60.7	74.2	89.0	101.5	96.5	97.0
Net income (loss)	15.0	(24.5)	(20.5)	(23.7)	(13.8)	(9.9)	(52.9)	4.9	1.7

Year-over-year increase (decrease)
Revenues	0%	(20)%	(14)%	(10)%	13%	36%	26%	44%	22%
Gross profit	(19)%	(23)%	(6)%	5%	45%	48%	26%	59%	31%

% of year
Revenues	24%	22%	30%	18%	23%	26%	33%	N/A	N/A
Gross profit	21%	24%	32%	19%	23%	27%	31%	N/A	N/A

Selected Operating Data
Comparable store sales change	1%	(8)%	5%	4%	12%	30%	17%	37%	15%

Liquidity and Capital Resources

Our primary sources of liquidity are cash flows from operations and borrowings under the Credit Facility. Our primary cash needs are capital expenditures in connection with opening new stores, making information technology system enhancements, meeting debt service requirements and funding working capital requirements. The most significant components of our working capital are cash and cash equivalents, merchandise inventories, accounts payable and other current liabilities. See “—Outlook” below.

Operating Activities

	Year Ended			Twenty-Six Weeks Ended
	February 1, 2003	January 31, 2004	January 29, 2005	July 31, 2004	July 30, 2005
	(in thousands)
Net Income (loss)	$(40.6)	$(50.2)	$(100.3)	$(37.5)	$6.6
Adjustments to reconcile net loss to net cash provided by operations:
Depreciation and amortization	43.2	43.1	37.1	17.5	16.3
Accreted dividends on redeemable preferred stock	—	14.2	33.1	15.7	19.2
Non-cash interest	16.7	28.9	32.8	17.2	1.1
(Gain) loss on refinancing of debt	—	(41.1)	49.8	—	—
Other non-cash reconciling items	6.8	5.0	0.1	—	0.3
Changes in inventories	31.6	41.3	(22.1)	(28.3)	(22.5)
Changes in accounts payable and other current liabilities	(12.1)	(19.3)	32.6	4.8	(5.6)
Other changes in operating assets and liabilities	(13.8)	(3.7)	(4.3)	2.5	(1.6)

Net cash provided by (used in) operations	$31.8	$18.2	$58.8	$(8.1)	$13.8

Cash provided by operating activities in the first half of fiscal 2005 was $13.8 million and consisted of net income of $6.6 million and non-cash adjustments of $36.9 million, reduced by an increase in working capital of $29.7 million. The increases in working capital consisted of an increase in merchandise inventories of $22.5 million and a decrease in accounts payable and other current liabilities of $5.6 million. The increase in inventories was consistent with the sales increase in the first half of fiscal 2005. The decrease in accounts payable and other current liabilities resulted primarily from a decrease in customer liabilities due to the expiration of a customer loyalty program in the first quarter of fiscal 2005 and the seasonality of these liabilities, which peak in the fourth quarter.

Cash provided by operating activities in fiscal 2004 was $58.8 million and consisted of a net loss of $100.3 million offset by non-cash adjustments of $152.9 million and a decrease in working capital of

$6.2 million. The reduction in working capital was due primarily to a $32.6 million increase in accounts payable and other current liabilities offset by an increase in inventories of $22.1 million. The increase in accounts payable and other current liabilities consisted of an increase of $19.2 million in accounts payable reflecting the increase in inventories and an increase of $13.4 million in other current liabilities. The increase in other current liabilities consisted primarily of (1) an increase of $5.0 million in customer liabilities from additional gift certificates, (2) an increase in accrued compensation of $5.0 million attributable to an increase in accrued bonuses in fiscal 2004 resulting from the improved operating performance, and (3) a $2.0 million increase in sales returns accrual due to increased sales in the fourth quarter of 2004. The increase in inventories reflected an increase of inventories for spring 2005.

Cash provided by operating activities in fiscal 2003 was $18.2 million and consisted of a net loss of $50.2 million offset by non-cash adjustments of $50.1 million and a reduction in working capital of $18.3 million. The reduction in working capital was due primarily to a $41.3 million decrease in merchandise inventories, partially offset by a decrease of $19.3 million in accounts payable and other current liabilities. The decrease in merchandise inventories resulted from the liquidation of prior season inventories primarily in the first half of fiscal year 2003 as a result of a change in inventory strategy that emphasized the liquidation of inventories in the current season. Furthermore, orders placed for spring 2004 merchandise were conservative, reducing the amount of spring 2004 inventories on hand at January 31, 2004 compared to the prior year. The decrease in accounts payable and other current liabilities of $19.3 million consisted of $5.6 million in accounts payable, resulting largely from the decrease in inventories, and $13.7 million in other current liabilities. The decrease in other current liabilities consisted primarily of (1) a $4.3 million decrease in accrued interest as a result of the May 2003 exchange offer, which converted cash pay interest to accreted interest that is reflected in long-term debt, (2) a $4.0 million decrease in accrued compensation due to severance and one-time bonus accruals at February 1, 2003, and (3) a $2.3 million decrease in sales returns accrual related to a decrease in sales during the fourth quarter of 2003.

Cash provided by operating activities in fiscal 2002 was $31.8 million and consisted of a net loss of $40.6 million, non-cash adjustments of $66.7 million and a reduction in working capital of $5.7 million.

Investing Activities

Capital expenditures were $8.7 million for the first half of fiscal 2005 compared to $5.9 million for the first half of fiscal 2004. Capital expenditures were $13.4 million in fiscal 2004, $9.9 million in fiscal 2003, and $26.9 million in fiscal 2002. Capital expenditures for the opening of new stores were $3.8 million in the first half of fiscal 2005, $5.9 million in fiscal 2004 (five stores), $5.7 million is fiscal 2003 (four stores) and $17.2 million in fiscal 2002 (18 stores). The remaining capital expenditures in each period were for store renovation and refurbishment programs, investments in information systems and distribution center initiatives. Capital expenditures are planned at $25.0 million for fiscal 2005, including $12.0 million for information technology enhancements and $8.0 million for 10 new store openings.

Financing Activities

	Fiscal Year Ended			Twenty-Six Weeks Ended
	February 1, 2003	January 31, 2004	January 29, 2005	July 31, 2004	July 30, 2005
	(in thousands)
Proceeds from issuance of debt, net of costs incurred	$—	$23.2	$252.9	$—	$—
Repayment of debt	—	(0.8)	(324.2)	(0.6)	—
Other	(2.2)	—	—	—	1.0

Net cash (used in) provided by financing activities	$(2.2)	$22.4	$(71.3)	$(0.6)	$1.0

Cash provided by financing activities was $1.0 million in the first half of fiscal 2005 from the exercise of stock options, compared to $0.6 million used in the first half of 2004 for the repayment of debt. Net cash used in financing activities was $71.3 million for fiscal 2004, resulting primarily from the redemption of $150.0 million aggregate principal amount of 10 3/8% Notes and $169.0 million of 16% Notes. These uses of cash were partially offset by the proceeds of a $275.0 million 9 3/4% term loan net of costs of $22.1 million incurred in connection with the refinancing. Cash provided by financing activities in fiscal 2003 resulted from the issuance of $20.0 million aggregate principal amount of 5.0% Notes Payable and a $5.8 million term loan under the Credit Facility partially offset by costs incurred in the May 2003 exchange offer. Cash used in financing activities in fiscal 2002 resulted from costs incurred in connection with the Credit Facility in December 2002 of $3.3 million, partially offset by proceeds from the issuance of common stock of $1.1 million.

Credit Facility

On December 23, 2004, Operating entered into the Credit Facility with Wachovia Capital Markets, LLC, as arranger and bookrunner, Wachovia Bank, National Association, as administrative agent (“Wachovia”), Bank of America N.A., as syndication agent, Congress Financial Corporation, as collateral agent, and a syndicate of lenders. The Credit Facility provides for revolving loans and letters of credit of up to $170.0 million (which can be increased to $250.0 million subject to certain conditions) at floating interest rates based on Wachovia’s prime rate plus a margin of up to 0.25% or LIBOR plus a margin ranging from 1.25% to 2.00%. The total amount of availability is limited to the sum of: (a) invested cash, (b) 90% of eligible receivables, (c) 95% of the net recovery percentage of inventories (as determined by inventory appraisal) for the period August 1 through December 15, or 92.5% of the net recovery percentage of inventories for the period December 16 through July 31, and (d) real estate availability of 65% of appraised fair market value. The Credit Facility expires in December 2009. Borrowings under the Credit Facility are guaranteed by us, Intermediate, and an indirect subsidiary of Operating and are secured by a perfected first priority security interest in substantially all of our and our subsidiaries’ assets.

The Credit Facility includes restrictions on our ability to incur additional indebtedness, pay dividends or make other distributions, make investments, make loans and make capital expenditures. We are required to maintain a fixed interest charge coverage ratio of 1.1x if excess availability is less than $20.0 million for any 30 consecutive day period. We have at all times been in compliance with this financial covenant.

There were no short-term borrowings during the twenty-six weeks ended July 30, 2005 or July 31, 2004 and there was $54.2 million available under the Credit Facility at July 30, 2005 based on the factors described above. There were no borrowings in fiscal 2004, and average borrowings of $1.0 million in fiscal 2003 and $40.4 million in fiscal 2002.

For more information about the Credit Facility, see “Description of Certain Indebtedness—Credit Facility.”

Senior Subordinated Term Loan and 9 3/4% Notes

On November 21, 2004, Operating entered into a Senior Subordinated Loan Agreement with entities managed by Black Canyon Capital LLC and Canyon Capital Advisors LLC, which provided for a term loan of $275.0 million. We used the proceeds of the term loan to redeem in full the aggregate principal amount of 10 3/8% Notes ($150.0 million) and in part the 16% Notes ($125.0 million). In January 2005, we redeemed the remaining $44.0 million of 16% Notes using internally available funds. On March 18, 2005, the term loan was converted into equivalent new 9 3/4% Notes in accordance with the terms of the loan agreement. We expect to redeem all or a portion of the 9 3/4% Notes in connection with this offering.

For more information about the senior subordinated term loan and 9 3/4% Notes, see “Description of Certain Indebtedness—Term Loan and 9 3/4% Notes.”

Outlook

We will use the proceeds of this offering primarily to fund the Redemptions and pay costs associated with the Conversion, the Redemptions, the TPG Subscription and the New Term Loan, as described in “Transactions in Connection with the Offering” and “Use of Proceeds.” Therefore, following this offering, we expect to use cash from operating activities and short-term borrowings under the Credit Facility primarily to maintain our business, implement our expansion plans and further implement our growth strategy.

Following this offering and the transactions in connection with the offering described in “Transactions in Connection with the Offering,” our short-term and long-term liquidity needs will arise primarily from principal and interest payments on our indebtedness, capital expenditures associated with our expansion plans and growth strategy and working capital requirements. As of                 , 2005, on a pro forma basis after giving effect to the transactions described in “Transactions in Connection with the Offering,” we would be permitted to borrow $             million of indebtedness under the Credit Facility. After giving effect to the transactions described in “Transactions in Connection with the Offering,” assuming that those transactions had occurred on                 , 2005 and that the interest rate on our variable rate indebtedness remained unchanged, our debt service requirement for the twelve months ending                 , 2006 would be $            . Our annual debt service obligations will increase by $             million per year for each 1.0% increase in the average interest rate we pay, based on the balance of variable interest rate debt outstanding at                 , 2005, on a pro forma basis after giving effect to the transactions described in “Transactions In Connection with the Offering.”

We anticipate that capital expenditures in fiscal 2005 will be approximately $25.0 million, primarily for opening 10 new stores and information technology enhancements.

We believe our current cash position, cash flow from operations and availability under the Credit Facility will be adequate to finance our working capital needs, planned capital expenditures and debt service obligations for the next twelve months.

Off Balance Sheet Arrangements

We enter into documentary letters of credit to facilitate the international purchase of merchandise. We also enter into standby letters of credit to secure certain of our obligations, including insurance programs and duties related to import purchases. As of July 30, 2005, we had the following obligations under letters of credit in future periods.

Letters of credit	Within 1 Year	2-3 Years	4-5 Years	After 5 Years	Total
	(in millions)
Standby	$—	$—	$—	$5.7	$5.7
Documentary	55.1	—	—	—	55.1

Total	$55.1	$—	$—	$5.7	$60.8

Contractual Obligations

The following table summarizes, prior to the transactions described in “Use of Proceeds,” our contractual obligations as of July 30, 2005 and the effect such obligations are expected to have on our liquidity and cash flows in future periods.

	Payments Due By Period
	Total	Less than 1 Year	2-3 Years	4-5 Years	After 5 Years
	(in millions)
Long-term debt obligations(1)	$319.3	$—	$22.6	$21.7	$275.0
Interest on long-term debt obligations	261.3	29.7	59.3	54.2	118.1
Redeemable preferred stock(2)	284.2	—	—	284.2	—
Operating lease obligations(3)	333.4	54.3	99.3	81.0	98.8
Purchase obligations
Inventory commitments	258.0	258.0	—	—	—
Other	10.8	5.0	5.8	—	—
Employment agreements	4.5	1.9	2.6	—	—

Total Purchase Obligations	273.3	264.9	8.4	—	—

Total(4)	$1,471.5	$348.9	$189.6	$441.1	$491.9

(1)	Assuming the 5.0% Notes Payable are converted into shares of our common stock, the 13 1/8% Debentures are redeemed, all of the outstanding 9 3/4% Notes are repurchased or redeemed and borrowings under the New Term Loan are $295 million, each as described in “Transactions in Connection with the Offering,” the total amount of long-term debt obligations would be $295 million, long-term debt obligations due in 3-5 years would be zero and long-term debt obligations after 5 years would be $295 million.
(2)	Assuming the redemption of all of the outstanding Series A Preferred Stock and Series B Preferred Stock, each as described in “Transactions in Connection with the Offering,” the total amount of redeemable preferred stock outstanding would be zero.
(3)	Operating lease obligations represent obligations under various long-term operating leases entered in the normal course of business for retail and factory stores, warehouses, office space and equipment requiring minimum annual rentals. Operating lease expense is a significant component of our operating expenses. The lease terms range for various periods of time in various rental markets and are entered into at different times, which mitigates exposure to market changes that could have a material effect on our results of operations within any given year. Our operating leases do not include insurance, taxes and other occupancy costs, which constitute approximately an additional 50% of the minimum lease obligations.
(4)	These amounts do not include dividends on the Series A Preferred Stock and the Series B Preferred Stock to be redeemed as part of the Redemptions.

Impact of Inflation

Our results of operations and financial condition are presented based on historical cost. While it is difficult to accurately measure the impact of inflation due to the imprecise nature of the estimates required, we believe the effects of inflation, if any, on our results of operations and financial condition have been minor.

Recent Accounting Pronouncements

In December 2004, the FASB issued Statement No. 123(R), “Share-Based Payment.” This revision to Statement No. 123 requires that compensation expense be recognized for the fair value of stock options over their vesting period and changes the method of expense recognition for performance-based stock awards. We are required to adopt the Statement for fiscal years beginning after December 15, 2005 and to apply it to all outstanding stock options and stock awards that have not yet vested at the date of adoption. Management is evaluating the effects of this Statement.

Critical Accounting Policies

Management’s discussion and analysis of financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires estimates and judgments that affect the reported amounts of our assets, liabilities, revenues and expenses. Management bases estimates on historical experience and other assumptions it believes to be reasonable under the circumstances and evaluates these estimates on an on-going basis. Actual results may differ from these estimates under different assumptions or conditions.

The following critical accounting policies, which we have discussed with our audit committee, reflect the significant estimates and judgments used in the preparation of our consolidated financial statements. We do not believe that changes in these assumptions and estimates are likely to have a material impact on our consolidated financial statements.

Revenue Recognition

We recognize Store sales at the time of sale, and Direct sales at the time merchandise is shipped to customers. Amounts billed to customers for shipping and handling of catalog and Internet sales are classified as other revenues and recognized at the time of shipment. We must make estimates of future sales returns related to current period sales. Management analyzes historical returns, current economic trends and changes in customer acceptance of our products when evaluating the adequacy of the reserve for sales returns. We license our trademark and know-how to Itochu Corporation in Japan, for which we receive percentage royalty fees. We defer recognition of advance royalty payments and recognize royalty revenue when sales entitling us to royalty revenue occur. Employee discounts are classified as a reduction of revenue. We account for gift cards by recognizing a liability at the time a gift card is sold based on our estimate of the ultimate amount of redemptions, and recognizing revenue at the time the gift card is redeemed for merchandise. We review our gift card liability on an ongoing basis and adjust the liability based on our experience with redemptions over a period of years.

Inventory Valuation

Merchandise inventories are carried at the lower of average cost or market value. We capitalize certain design, purchasing and warehousing costs in inventory. We evaluate all of our inventories to determine excess inventories based on estimated future sales. Excess inventories may be disposed of through our factory channel, Internet clearance sales and other liquidations. Based on historical results experienced through various methods of disposition, we write down the carrying value of inventories that are not expected to be sold at or above costs. Additionally, we reduce the cost of inventories based on an estimate of lost or stolen items each period.

Deferred Catalog Costs

The costs associated with direct response advertising, which consist primarily of catalog production and mailing costs, are capitalized and amortized over the expected future revenue stream of the catalog mailings, which we currently estimate to be four months. The expected future revenue stream is determined based on historical revenue trends developed over an extended period of time. If the current revenue streams were to diverge from the expected trend, our amortization of deferred catalog costs would be adjusted accordingly.

Asset Impairment

We are exposed to potential impairment if the book value of our assets exceeds their expected future cash flows. The major components of our long-lived assets are store fixtures, equipment and leasehold improvements. The impairment of unamortized costs is measured at the store level and the unamortized cost is reduced to fair value if it is determined that the sum of expected future net cash flows is less than net book value.

Income Taxes

We have significant deferred tax assets resulting from net operating loss carryforwards and temporary differences, which will reduce taxable income in future periods. SFAS No. 109, “Accounting for Income Taxes” states that a valuation allowance is required when it is more likely than not that all or a portion of a deferred tax asset will not be realized. A review of all available positive and negative evidence needs to be considered, including a company’s current and past performance, projections of future operating results, the market environment in which a company operates, and length of carryback and carryforward periods. Forming a conclusion that a valuation allowance is not needed is difficult when there is negative evidence such as cumulative losses in recent years. Cumulative losses weigh heavily in the overall assessment. As a result of our assessments, we established a valuation allowance to reduce our net deferred tax assets to their estimated realizable value of $5.0 million at February 1, 2003 and we provided additional allowances at January 31, 2004 and January 29, 2005 to fully reserve our net deferred tax assets. We do not expect to recognize any net tax benefits in future results of operations until an appropriate level of profitability is sustained.

Quantitative and Qualitative Disclosures About Market Risks

Our principal market risk relates to interest rate sensitivity, which is the risk that future changes in interest rates will reduce our net income or net assets. Our variable rate debt consists of borrowings under the Credit Facility. The interest rates are a function of Wachovia’s prime rate or LIBOR. A one percentage point increase in the base interest rate would result in approximately $100,000 change in income before taxes for each $10.0 million of borrowings.

We have a licensing agreement in Japan that provides for royalty payments in yen based on sales of J.Crew merchandise. We have entered into forward foreign exchange contracts from time to time in order to minimize this risk. At July 30, 2005, there were no forward foreign exchange contracts outstanding.

We also enter into letters of credit to facilitate the international purchase of merchandise. The letters of credit are primarily denominated in U.S. dollars. Outstanding letters of credit at July 30, 2005 were $60.8 million, including $5.7 million of standby letters of credit.

BUSINESS

Our Company

J.Crew is a nationally recognized apparel and accessories brand that we believe embraces a high standard of style, craftsmanship, quality and customer service while projecting an aspirational American lifestyle. We are a fully integrated multi-channel specialty retailer. We seek to consistently communicate our vision of J.Crew through every aspect of our business, including through the imagery in our catalogs and on our Internet website and the inviting atmosphere of our stores. In fiscal 2004, our revenues were $804.2 million, which represents a 16.6% increase over fiscal 2003. Growth in our comparable store sales for this period was 16.4%. In the first half of fiscal 2005, our revenues were $439.9 million, which represents a 31.6% increase over the first half of fiscal 2004. Growth in our comparable store sales for this period was 24.3%. Our net loss for fiscal 2004 was $100.3 million compared to $50.2 million in fiscal 2003. The net loss in fiscal 2004 included a significant loss on the refinancing of debt while fiscal 2003 included a significant gain on exchange of debt and insurance proceeds. Excluding these items, our net loss would have been $50.5 million in fiscal 2004 and $95.1 million in fiscal 2003. Our net income for the first half of fiscal 2005 was $6.6 million compared to a net loss of $37.5 million for the first half of fiscal 2004.

We focus on creating product lines featuring the high quality design, fabrics and craftsmanship as well as consistent fits and detailing that our customers expect of J.Crew. We offer complete collections of women’s and men’s apparel and accessories, including business attire, weekend clothes, swimwear, loungewear, outerwear, wedding and special occasion attire, shoes, bags, belts and jewelry. In addition, we have introduced limited edition luxury items, that are intended to elevate the overall perception of our brand and encourage customers not to delay purchases.

J.Crew products are distributed through our retail and factory stores, our J.Crew catalog and our Internet website located at www.jcrew.com. As of October 24, 2005, we operated 157 retail stores (as well as one seasonal retail store) and 45 factory stores throughout the United States. In fiscal 2004, we distributed 16 catalog editions with a circulation of approximately 50 million copies and our website logged over 48 million visits, representing a 20% increase over fiscal 2003. Our retail stores are designed by our in-house design staff and are fixtured to create a distinctive, sophisticated and inviting atmosphere, with clear displays that highlight the quality of our products and their fabrication. Our factory stores are designed with simple, volume-driving visuals to maximize sales of our key items and drive faster inventory turns.

We have two major operating divisions: J.Crew Stores, which consists of our retail and factory stores, and J.Crew Direct, which consists of our catalog and Internet website at www.jcrew.com, each of which operates under the J.Crew brand name.

Our Market

We are a specialty retailer operating through our retail and factory stores, catalog and Internet website. According to NPD Fashionworld, the domestic apparel retailing market measured $172.8 billion in retail sales in 2004, which represents an increase of 4.0% from $166.1 billion in 2003. Women’s apparel represented the largest percentage of the 2004 domestic apparel retailing market at 54.7%, followed by men’s at 28.6% and children’s at 16.7%. NPD Fashionworld estimates that specialty retailers were the largest distribution channel in 2004, representing 29.8% of the total market, or $51.4 billion in retail sales, an increase of 9.3% from 2003. According to NPD Fashionworld catalog sales decreased 9.7% from 2003 to 2004 while website sales increased 12.0% from 2003 to 2004.

On the basis of data collected from our Internet channel customers, we believe our customer base consists primarily of affluent, college-educated and professional and fashion-conscious women and men. We seek to appeal to our customers by creating high quality products that reflect our customers’ affluent and active lifestyles across a broad range of price points.

Our Competitive Strengths

We attribute our success as a specialty retailer to the following competitive strengths:

•	Established and Differentiated Lifestyle Brand. The J.Crew brand is widely recognized and features high quality designs, fabrics and craftsmanship. We believe that we differentiate ourselves from our competitors in three primary ways:

•	through our signature product design, which we refer to as “classic with a twist”—meaning our iconic styles refined with differentiating prints, fabrics, colors and high quality craftsmanship,

•	by offering “accessible luxury” by mixing designer-quality products at higher price points with more casual items at lower price points, and

•	by offering our customers “one stop shopping” for their wardrobe needs, including apparel and accessories for weekend, business, wedding and special occasions.

We seek to project our brand image through consistent creative messages in our catalog and on our Internet website, our store environments and our superior customer service. To keep this image consistent, our stores are designed by in-house design staff and are fixtured with the goal of creating a distinctive, sophisticated and welcoming atmosphere, with clear displays and information about product quality and fabrication. We believe the J.Crew catalog features high-quality photography and paper, and places our products in settings designed to reflect our brand’s aspirational lifestyle image such as beach houses in the summer and country cabins in the holiday months. We believe these strategies have, in part, increased our comparable store sales, revenues and margins in fiscal 2004. We believe that our brand image, which we describe as an “aspirational lifestyle,” is key to our success.

•	High Quality Product Offerings. We focus on creating product lines featuring high quality women’s and men’s apparel and accessories, designed internally by our design teams, which include business attire, weekend clothes, swimwear, loungewear, outerwear, wedding and special occasion attire, shoes, bags, belts and jewelry. Our collection includes luxury items such as European milled cashmere sweaters and jackets, women’s and men’s suits made in Italy, men’s haberdashery (which offers fine men’s shirts), footwear made in Italy and English leather accessories. Our collection also includes styled classics such as our broken-in chinos, cable knit sweaters and Legacy blazers. We also offer “twists” on our products with items such as our English silk tie belts, which use traditional necktie designs for women’s and men’s belts. In addition, we have introduced limited edition luxury items, such as hand-beaded skirts and double-faced cashmere jackets featuring mink collars, which we believe elevates the overall perception of our brand and are intended to encourage customers not to delay purchases. We focus throughout the J.Crew collection on high quality design, fabric and construction.

•	Multiple Sales Channels Producing “Seamless Retailing.” We sell our products through multiple sales channels, including our retail and factory stores, our J.Crew catalog and our Internet website, providing our customers the flexibility to shop in the setting they prefer. We encourage our customers to make purchases through all of our sales channels—a concept we refer to as “seamless retailing,” and over 58% of the households in our customer database shop in multiple sales channels. Over 30% of our Internet customers reported that they had received a catalog in the mail prior to their Internet purchase, which we believe shows that our catalog drives sales on our Internet channel. Through our “We’ll Find it For You”SM service a customer in one of our retail stores who desires to purchase an item that is out of stock in that store or available only through our catalog can be connected via a “redphone” telephone hotline located in the store to our customer service center to obtain the desired item directly by mail from another retail store or from our distribution center.

We believe the seamless retailing concept supports our brand message while capitalizing on the unique attributes of each channel. Our research has shown that our cross-channel customers purchase on average twice as much merchandise, measured in dollars, than our single-channel customers. We foster multi-channel relationships with our customers to build a base of customers loyal to the J.Crew brand rather than a single sales channel.

•	Experienced Management Team with a Proven Track Record. Our strong management team has extensive experience in the specialty retail industry. We believe J.Crew has benefited substantially, in particular, from the leadership and strategic guidance of Millard Drexler, our chief executive officer, and Jeffrey Pfeifle, our president. Since Messrs. Drexler and Pfeifle were appointed in early 2003, we have assembled a management team with extensive experience across a broad range of disciplines, including merchandising, design, marketing, human resources, store and direct operations, logistics and information technology functions. Since our new management began to influence our product line in late 2003 and early 2004, we have experienced five consecutive quarters of growth in comparable store sales, net sales, gross profit and operating income. We believe this significant momentum demonstrates our management team’s strength.

•	Disciplined Merchandise Management. We focus on controlling our inventory in order to maximize full-price sales and increase inventory turns. We control our inventory of certain products so that demand for our products exceeds their supply, which is intended to encourage customers not to delay purchases, maximize full-price sales and increase inventory turns. Our merchandise managers are guided by return on investment objectives in determining their inventory purchases. We believe our merchandising strategy enhances our brand image while maximizing profits.

•	Customer-Service Oriented Culture. We hire and train sales associates committed to serving our customers and compensate them based on performance measures in order to enhance the customer-service oriented culture in our stores. We focus on ensuring that our sales associates are committed to maintaining high standards of visual presentation and customer service. To improve our responsiveness to customer feedback, our management holds regular conference calls with store managers in which customer feedback is discussed and appropriate responses are formulated in a timely manner. We also make available to our customers “Client Specialists,” who serve as personal shoppers and wardrobe consultants.

We believe another key aspect of our customer service is our “We’ll Find it For You”SM service, which focuses on doing everything we can to make sure a retail store customer is able to obtain a desired item. “We’ll Find it For You”SM includes the ongoing installation of “redphones” in our retail stores that allow our retail store associates and customers to locate and purchase items that are out of stock in a particular retail store or offered only through our catalog.

Our Growth Strategy

We believe we are positioned to take advantage of significant opportunities to continue to increase revenues and profits and broaden our product line. Our growth strategy includes the following:

•	Continue to Build on Our Core Strengths. We believe our recent success is attributable to our focus on the quality of the design, fabric and construction of our apparel and accessories, and to our signature “classic with a twist” product design—meaning our iconic styles refined with differentiating fits, prints, fabrics, colors and high quality craftsmanship—our disciplined merchandising strategy and our recent focus on improving our stores by creating a sophisticated atmosphere and enhancing our customer-service oriented culture have also contributed to our growth. We are in the beginning stages of executing these strategies, as our new management has influenced our product offerings only in the past seven fiscal quarters.

We also plan to expand the offerings of our specialty product lines such as J.Crew jewelry and J.Crew Wedding. This strategy also includes an increased emphasis on our lines of high quality shoes and other accessories. We intend to continue to leverage our multiple sales channels by test-marketing these and other new specialty product lines through our Direct channel. We believe these specialty product lines offer us opportunity to grow revenues and profits while strengthening our brand’s association with “accessible luxury” that fits with the aspirational lifestyle of our customers.

•	Leverage Our Multiple Sales Channels to Further Achieve “Seamless Retailing.” We plan to take advantage of the unique attributes of each of our sales channels to increase sales across our entire business. For example, we intend to use the customer information gathered through our Direct operations to target specific marketing material at particular customer groups on the basis of their shopping history, spending habits and expressed merchandise preferences. We also collect customer information in our retail stores and send our catalog and targeted emails highlighting specific product offerings to those retail customers. In addition, our catalogs contain information about a customer’s nearest J.Crew store in order to encourage the customer to visit that store. Our direct sales channels enable us to maintain a database of customer spending habits and preferences which facilitates targeted marketing strategies, like the mailing of particular catalog editions such as Resort Edition, J.Crew Wedding and Women’s Collection to specific customer groups. We expect to implement a similar strategy in our retail stores by establishing specialized formats within stores, such as accessory “shops” and designated product areas. We also intend to send our Internet customers targeted emails that will enable them to link directly to sections of our website which we believe they will find particularly appealing based on their shopping history. We intend to continue increasing our customer files and using our direct channel to test new concepts and product assortments and make store opening decisions. We also plan to continue maximizing our cross-channel product accessibility by promoting our “We’ll Find it For You”SM service.

•	Expand Our Store Base. We currently expect to expand our store base by seven stores in fiscal 2005. We plan to further expand our store base by between 15 and 25 stores in fiscal 2006. Thereafter, in the near term, we plan to expand our store base by between 25 and 35 stores annually. We will look to open new stores predominately in affluent markets where we have demonstrated strong Direct sales, and to adhere to our already-successful retail store formats, which we believe reinforce our brand image and generate strong sales per square foot.

•	Expand Our Sales Channels. We intend to continue to explore opportunities to expand our sales channels. For example, we expect to bring the J.Crew factory business to the Internet by launching www.jcrewfactory.com by the end of fiscal 2005. Since approximately two-thirds of our Internet channel customers who have made a purchase in the past 12 months have purchased marked-down merchandise, we believe that offering the products currently sold in our J.Crew factory channel online will target customers seeking lower-priced items while increasing the breadth of our sales channels.

•	Expand Into Children’s Market with Our Crewcuts Line. We intend to launch crewcuts, a line of apparel and accessories for children ages two through eight because we believe the market for quality, stylish children’s clothing at attractive price points is underpenetrated. Our children’s concept, crewcuts, is expected to include a product assortment that reflects the high quality styled-classic apparel and accessories we offer under the J.Crew brand name, such as argyles, embroidered critters and cable knits at attractive price points. We intend to market the crewcuts line initially through our existing sales channels and may consider separate crewcuts retail stores in the future.

Products

We offer complete collections of women’s and men’s apparel and accessories that include business attire, weekend clothes, swimwear, loungewear, outerwear, wedding and special occasion attire, shoes, bags, belts and jewelry. We focus on creating product lines featuring the high quality design, fabrics and craftsmanship as well as consistent fits and detailing that our customers expect of J.Crew, and are designed internally by our design team to embody our “classic with a twist” and “accessible luxury” branding and styling strategies. We have introduced limited edition luxury items, such as hand-beaded skirts, which we believe elevates the overall perception of our brand and are intended to encourage customers not to delay purchases. For example, one of our recent luxury items, a double-faced cashmere jacket featuring a mink collar, sold out before ever reaching our stores, catalog or website through advance orders placed at trunk shows.

We have introduced several successful new product lines and product line expansions, including men’s haberdashery, fine Italian cashmere, women’s and men’s suits made in Italy, footwear made in Italy, English leather accessories and J.Crew Wedding. Our J.Crew factory line offers the J.Crew brand with similar styles made at lower costs and sold at lower price points. We intend to launch crewcuts, an apparel and accessories line for children ages two through eight, as part of our growth strategy. Crewcuts is expected to include a product assortment that reflects the high quality, styled-classic apparel and accessories we offer under the J.Crew brand, such as argyles, embroidered critters and cable knits for the children’s market.

Design and Merchandising

We believe one of our key strengths is our internal design team, which designs products that reinforce our brand image. Our products are designed to reflect a clean and fashionable aesthetic that incorporates high quality fabrics and construction as well as comfortable, consistent fits and detailing.

Our products are developed in four seasonal collections and are subdivided for monthly product introductions in our monthly catalog mailings and in our retail stores. The design process begins with our designers developing seasonal collections eight to twelve months in advance. Our designers regularly travel domestically and internationally to develop color and design ideas. Once the design team has developed a season’s color palette and design concepts, they order a complete sample collection in order to evaluate the details of the collection, such as how color takes to a particular fabric.

Our design team consists of seasoned, talented designers who have experience in the specialty apparel industry, and we give them a significant amount of creative freedom in the design process. This method, which we refer to as “design-driven retailing,” allows our designers to be driven primarily by their artistic vision and industry experience, enables them to incorporate high quality fabrics, yarns and prints into their designs, and allows them to collaborate with our merchandisers rather than being directed by them, all of which we believe leads to high quality products that reinforce the J.Crew brand image.

From the sample collection, our merchandising team selects which items to market in each of our sales channels and edits the collection as necessary to increase its commerciality. Our teams communicate regularly and work closely with each other in order to leverage market data, ensure the quality of J.Crew products and remain true to a unified brand image. Our technical design teams develop construction and fit specifications for every product, ensuring quality workmanship and consistency across product lines. Because our product offerings originate from a single concept collection, we believe that we are able to efficiently offer an assortment of styles within each season’s line while still maintaining a unified brand image. As a final step that is intended to ensure image consistency, our senior management reviews all of our products from all of our sales channels before they are marketed.

We believe we further maintain our brand image by exercising substantial control over the presentation and pricing of our merchandise by selling all our products ourselves in North America.

Pricing

We offer our customers a mix of designer-quality products at higher price points with more casual items at lower price points, consistent with our strategy of offering “accessible luxury,” and our signature styling strategy of pairing luxury items with more casual items. We have introduced limited edition luxury items, such as hand-beaded skirts, which we believe elevates the overall perception of our brand and are intended to encourage customers not to delay purchases. We also offer more moderately priced products, such as t-shirts, broken-in chinos and jeans. We believe offering a broad range of price points maintains a more accessible, less intimidating atmosphere.

Sales Channels

We conduct our business through two primary sales channels: J.Crew Stores, which consists of our retail and factory stores, and J.Crew Direct, which consists of the J.Crew catalog and our Internet website.

J.Crew Stores

J.Crew Stores consists of our retail and factory store operations. During fiscal 2004, J.Crew Stores generated revenues of $579.8 million, representing 72.1% of our total revenues.

J.Crew Retail Stores

As of October 24, 2005, we operated 157 retail stores (as well as one seasonal retail store) throughout the United States. Our retail stores are located in upscale regional malls, lifestyle centers, shopping centers and street locations. We believe situating our stores in desirable locations is key to the success of our business, and we determine store locations based on several factors, including geographic location, demographic information, presence of anchor tenants in mall locations and proximity to other higher-end specialty retail stores. Our retail stores are designed by our in-house design staff and fixtured with the goal of creating a distinctive, sophisticated and inviting atmosphere, with clear displays and information about product quality and fabrication.

Each of our retail stores is led by a single store director, and each store has a management team that includes one manager primarily responsible for overseeing our customers’ shopping experience and another manager primarily responsible for overseeing operations. Our store directors have experience in the retail industry prior to joining our team, or have been promoted from within J.Crew based on performance. Each store director has discretion, within company-wide guidelines, to implement marketing and store presentation strategies that he or she feels are appropriate for the particular local atmosphere. For example, store directors decide whether to organize special marketing events held within their store or at area locations, such as fashion shows where J.Crew merchandise is shown to an assembled group of invited guests. Store directors decide, within guidelines, which local businesses to partner with for cross-marketing initiatives. In addition to their base salary, store directors are eligible to receive monthly bonuses that are determined against sales and payroll goals.

In order to provide our sales associates with incentive to deliver superior customer service and to drive sales, each sales associate’s compensation consists of a base hourly rate supplemented by eligibility for commissions on sales above a certain dollar amount. In addition, our associates are eligible to earn a bonus based on fiscal year sales thresholds, payable at the end of each month in which the threshold sales goal has been met. We believe our associate hiring policy and compensation structure enables us to maintain high standards of visual presentation and customer service standards in our stores. Our non-sales store employees’ compensation consists of a base hourly rate supplemented by eligibility for a bonus based on store-wide sales goals.

In addition to our “We’ll Find it For You”SM service, we also make available to our customers “Client Specialists,” who serve as personal shoppers and wardrobe consultants.

Our retail stores averaged $3.1 million sales per store and produced sales per gross square foot of $406 at the end of fiscal 2004. Our retail stores averaged 7,700 total square feet, but are “sized to the market,” which means that we adjust the size of a particular retail store based on the projected revenues from that particular store. For example, at the end of fiscal 2004, our largest retail store, located in New York, was approximately 15,000 square feet, and our smallest retail store, located in New Jersey, was approximately 3,700 square feet. The table below highlights certain information regarding our retail stores open during the five years ended January 29, 2005, and fiscal 2005 to date:

Fiscal Year	Retail Stores Open At Beginning of Period	Retail Stores Opened During Period	Retail Stores Closed During Period	Retail Stores Open at End of Period	Total Gross Square Footage (in thousands)	Average Gross Square Footage Per Retail Store
2000	81	24	0	105	833	7,933
2001	105	34	3	136	1,054	7,752
2002	136	16	0	152	1,172	7,712
2003	152	4	2	154	1,183	7,680
2004	154	5	3	156	1,198	7,682
2005 (to date)	156	3	2	157	1,203	7,663

We currently expect to expand our retail store base by two stores in fiscal 2005. We plan to further expand our store base by between 10 and 20 retail stores in fiscal 2006. Thereafter, in the near term, we plan to expand our retail store base by between 15 and 25 retail stores annually. In each year, we plan to open and close retail stores in varying proportions. Our new retail store operating model assumes a target store size of 5,500 square feet that achieves sales per square foot of $425 in the first twelve months. Our average net investment to open a retail store is approximately $834,000, which includes $660,000 of build-out costs net of landlord contributions, $149,000 of initial inventory net of payables and pre-opening expenses of $25,000. This operating model results in an average pretax cash return on investment of approximately 70%.

J.Crew Factory Stores

As of October 24, 2005, we operated 45 factory stores throughout the United States. Our factory stores are located primarily in large factory-outlet malls. Factory stores are designed with simple, volume-driving visuals to maximize sales of key items and drive faster inventory turns. Our factory stores also use strategic and focused short-term promotional offerings designed to achieve higher margins and faster inventory turns. Sales associates in our factory stores adhere to the same customer-service focus as in our retail stores, and are trained to help customers locate styles similar to those they have seen in our retail stores or catalog. Compensation of factory sales associates is based on a similar model as that of our retail sales associates, with differences relating to bonus and commission structure.

Our factory stores averaged $2.3 million sales per store and produced sales per gross square foot of $372 at the end of fiscal 2004. Our factory stores averaged 6,300 total square feet, but are “sized to the market,” which means that we adjust the size of a particular factory store based on the projected revenues from that particular store. For example, at the end of fiscal 2004, our largest factory store, located in New Hampshire, was 10,000 square feet, and our smallest factory store, located in

Georgia, was 3,200 square feet. The table below highlights certain information regarding our factory stores open during the five years ended January 29, 2005, and fiscal 2005 to date:

Fiscal Year	Factory Stores Open At Beginning of Period	Factory Stores Opened During Period	Factory Stores Closed During Period	Factory Stores Open at End of Period	Total Gross Square Footage (in thousands)	Average Gross Square Footage Per Factory Store
2000	42	0	1	41	260	6,344
2001	41	0	0	41	260	6,344
2002	41	2	1	42	265	6,306
2003	42	0	0	42	265	6,306
2004	42	0	1	41	258	6,296
2005 (to date)	41	5	1	45	276	6,133

We currently expect to expand our factory store base by five stores in fiscal 2005. We plan to further expand our store base by between five and 10 factory stores in fiscal 2006. Thereafter, in the near term, we plan to expand our factory store base by between five and 15 factory stores annually. In each year, we plan to open and close factory stores in varying proportions. Our new factory store operating model assumes a target factory store size of 4,700 square feet that achieves sales per square foot of $380 in the first twelve months. Our average net investment to open a factory store is approximately $501,000, which includes $353,000 of build-out costs net of landlord contributions, $133,000 of initial inventory net of payables and pre-opening expenses of $15,000. This operating model results in an average pretax cash return on investment of approximately 89%.

Central Real Estate Management for Retail and Factory Stores

Our real estate management team focuses on a specific set of guidelines and considerations when selecting locations for retail and factory store openings, relocations, repositionings and closures. We lease all of our stores and generally seek to locate our stores in affluent markets where we previously have experienced strong catalog or Internet website sales. We analyze factors such as the demographics of the local markets, the performance of a particular shopping center, the quality and nature of existing shopping center tenants, the quality of the location, the configuration of the space and the lease terms being offered to us. We also try to limit our capital investment in new stores by seeking significant construction allowances from landlords, and size our stores based on the anticipated strength of the market.

Our real estate management team consists of real estate, construction, purchasing and lease administration professionals. While we use the services of outside architects and contractors in designing and constructing our stores, our in-house design and construction directors supervise and manage the process. Our real estate management team is also assisted by a third party that negotiates leases and lease renewals on our behalf.

J.Crew Direct

J.Crew Direct consists of the J.Crew catalog and our Internet website. During fiscal 2004, J.Crew Direct generated $198.5 million in revenues, including $76.5 million from our catalog and $122.0 million from our Internet website, representing 24.7% of our total revenues. In addition to driving sales and revenue, we use our direct channel to introduce and test new product offerings, to sell specialty product lines such as J.Crew Wedding and to offer extended sizes and colors on various products and to expand customer files to drive targeted marketing campaigns by collecting customer data to further segment customer groups.

We currently obtain customer information for 100% of our catalog and Internet customers. As of June 2005, our customer database contained approximately 20 million individual customer names, of which 2.1 million were households that had placed a catalog or Internet order with us or made a store purchase from us within the previous 12 months, and 2.6 million email addresses that had agreed to receive promotional emails from us.

We maintain a database of “customer files,” which include sales patterns, detailed purchasing information, certain demographic information, geographic locations and email addresses of our customers. This database enables us to see how our customers use our various sales channels to shop and facilitates targeted marketing strategies. We segment our customer files based on several variables, and we tailor our catalog offerings and email notifications to address the different product needs of our customer groups. For example, we currently send targeted emails to such customer groups as purchasers of shoes, petite items and high dollar amount items. We focus on continually improving the segmentation of customer files and the acquisition of additional customer names from several sources, including our retail stores, our Internet website, list rentals and list exchanges with other catalog companies.

In fiscal 2004, approximately 58% of J.Crew Direct revenues were generated by customers who had made a purchase from a J.Crew catalog or on our Internet website in the prior 12 months.

Catalog

The J.Crew catalog is the primary branding and advertising vehicle for the J.Crew brand. We believe our catalog reinforces the J.Crew brand image and drives sales across all of our sales channels. For example, over 30% of our Internet customers reported that they had received a catalog in the mail prior to their Internet purchase, which we believe shows that our catalog drives sales on our Internet channel. We believe we have distinguished ourselves from other catalog retailers by utilizing high quality photography and paper to depict an aspirational lifestyle image. We have furthered this image recently by eliminating clearance catalogs and instead redirecting primary liquidation activity through our website. In fiscal 2004, we distributed 16 catalog editions with a circulation of approximately 50 million copies and approximately 5.4 billion pages circulated.

We segment our customer files and tailor our catalog offerings to address the different product needs of our customer groups. To increase core catalog productivity and improve the effectiveness of marginal and prospecting circulation, each customer group is offered a distinct array of catalog editions. For example, we have recently circulated particular catalog editions such as Resort Edition, J.Crew Wedding and Women’s Collection to specific customer groups.

All creative work on the J.Crew catalog is coordinated by our in-house personnel, and we believe this allows us to shape and reinforce our brand image. Photography is executed both on location and in studios, and creative design and copy writing are executed on a desktop publishing system. Digital images are transmitted directly to outside printers, thereby reducing lead times and improving reproduction quality.

While we do not have long-term contracts with our suppliers of paper for our catalog, we believe our long-standing relationships with a number of the largest coated paper mills in the United States allow us to purchase paper at favorable prices. Projected paper requirements are communicated on an annual basis to paper mills to ensure the availability of an adequate supply.

Internet Website

Since 1996, our website located at www.jcrew.com has allowed our customers to purchase our merchandise over the Internet. In fiscal 2004, our website logged over 48 million visits, an increase of 20% over our fiscal 2003 visits of 40 million and represented 61% of the J.Crew Direct business. We design and operate our website using an in-house technical staff. Our website emphasizes simplicity and ease of customer use while integrating the J.Crew brand’s aspirational lifestyle imagery used in the catalog. We update our website periodically throughout the day to accurately reflect product availability and to determine where on the website a particular product generates the best sales. In addition to selling our regular merchandise on our website, we also use our website as a means to sell marked-down merchandise.

We plan to expand our Internet business by adding category-based “shops” to our website. We believe these “shops” will offer our customers a more personalized and interactive shopping experience. We also intend to increase the J.Crew factory business by bringing it to the Internet by launching www.jcrewfactory.com by the end of 2005. Since approximately two-thirds of our Internet channel customers who have made a purchase in the past 12 months have purchased marked-down merchandise, we believe that offering the products currently sold in our J.Crew factory channel online will target customers seeking lower-priced items while increasing the breadth of our sales channels.

Marketing and Advertising

The J.Crew catalog is the primary branding and advertising vehicle for the J.Crew brand. We believe our catalog reinforces the J.Crew brand image and drives sales in all of our sales channels. Our direct sales channels enable us to maintain a database of customer sales patterns and we are thus able to target segments of our customer base with specific marketing. Depending on their spending habits, we send certain customers special catalog editions and/or emails.

Our other marketing approach seeks to attract positive attention to our brand and products in less conventional, but, we believe, highly effective manners. We refer to this marketing approach as “advertising without advertising.” For example, during the summer of 2004, we ran a “beach delivery service” in which our beach delivery team delivered some of our summer items to the East Hampton area and generated positive press coverage. We have also recognized the loyalty of our top customers by sending them “thank you letters” from top executives, some of which include shopping incentives such as discount offerings. We also plan to test print advertising in select publications targeting specific markets.

We also offer a private-label credit card through an agreement with World Financial Network National Bank (“WFNNB”), under which WFNNB owns the credit card accounts and Alliance Data Systems Corporation provides services to our private-label credit card customers. In fiscal 2004, sales on J.Crew credit cards made up 16% of our total net sales. We believe that our credit card program encourages frequent store and website visits and catalog sales and promotes multiple-item purchases, thereby cultivating customer loyalty to the J.Crew brand and increasing sales.

Sourcing Production and Quality

Our Sourcing Strategy

We do not own or operate any manufacturing facilities and instead contract with third-party vendors for production of our merchandise. Our sourcing strategy emphasizes the quality fabrics and construction that our customers expect of the J.Crew brand. To ensure that our high standards of quality and timely delivery of merchandise are met, we work with a select group of vendors and factories among which are some of what we believe to be the most reputable producers currently supplying the designer fashion industry with such products as English silk, Scottish tweed and Italian leather and cashmere. We seek to ensure the quality of our manufacturers’ products by inspecting pre-production samples, making periodic site visits to our vendors’ foreign production factories and by selectively inspecting inbound shipments at our distribution center. We also monitor quality by “scoring” each factory at the end of each year on the basis of the number of defective products detected in that factory’s output.

We believe our sourcing strategy maximizes our speed to market and allows us to respond quickly to our customers’ preferences. The majority of our vendors can have merchandise ready to be shipped to us within 45 to 60 days of us placing a refill order with them, enabling quick inventory replenishment. We believe our strong relationships with our vendors have also provided us with the ability to negotiate favorable pricing terms, further improving our overall cost structure.

Our Sourcing Methods

We have no long-term merchandise supply contracts, and we typically transact business on an order-by-order basis. We source our merchandise in two ways: through the use of buying agents, and by purchasing merchandise directly from trading companies and manufacturers. In fiscal 2004, we worked with nine buying agents, who together supported our relationships with vendors of approximately 70 to 75% of our merchandise, with one buying agent supporting our relationships with vendors that supplied approximately 50% of our merchandise. In exchange for a commission, our buying agents identify suitable vendors and coordinate our purchasing requirements with the vendors by placing orders for merchandise on our behalf, ensuring the timely delivery of goods to us, obtaining samples of merchandise produced in the factories, inspecting finished merchandise and carrying out other administrative communications on our behalf. In fiscal 2004, we worked with three trading companies, purchasing approximately 15% of our merchandise from one trading company. Trading companies control factories which manufacture merchandise and also handle certain other shipping and customs matters related to importing the merchandise into the United States. We sourced the remainder of our merchandise by dealing directly with manufacturers both within the United States and abroad with the majority of whom we have long-term, and we believe, stable relationships.

Our sourcing base consists of approximately 150 to 160 vendors who operate 250 factories in approximately 30 countries, with about half of our merchandise supplied by our top 10 vendors.

Each of our top 10 vendors uses multiple factories to produce its merchandise, which we believe gives us a high degree of flexibility in placing production of our merchandise. We believe we have developed strong relationships with our vendors, some of which rely upon us for a significant portion of their business.

In fiscal 2004, approximately 80% of our merchandise was sourced in Asia (with 55% of our products sourced from China, Hong Kong and Macau), 5% was sourced in the United States and 15% was sourced in Europe and other regions. Substantially all of our foreign purchases are negotiated and paid for in U.S. dollars.

Vendors located abroad ship our merchandise to us primarily by boat, which in most cases takes approximately 28 to 30 days in transit. The remainder of our merchandise from abroad is shipped to us by plane, which takes an average of approximately seven to 10 days in transit. In the case of merchandise manufactured abroad, vendors deliver merchandise to one of our overseas consolidators. From there, the merchandise is shipped to one of our two U.S. deconsolidators, one of which is located on the east coast and the other on the west coast. From our U.S. deconsolidators, independent trucking companies transport our merchandise to one of our distribution centers, which generally takes two to three days of transit time. In the case of merchandise manufactured in the United States, we contract with an independent trucking company to transport merchandise from its manufacturer to one of our distribution centers, which generally takes a week or less.

Regardless of the sourcing method used, each factory, subcontractor, supplier and agent that manufactures our merchandise is required to adhere to our Code of Vendor Conduct, which is designed to ensure that each of our suppliers’ operations are conducted in a legal, ethical and responsible manner. Our Code of Vendor Conduct requires that each of our suppliers operates in compliance with applicable wage, benefit, working hours and other local laws, and forbids the use of practices such as child labor or forced labor. Our Code of Vendor Conduct is currently administered internally by J.Crew employees, including a dedicated J.Crew employee, and two outside compliance audit firms that we contract with to make periodic visits to the facilities that produce our goods to monitor compliance, and includes prequalification of new suppliers and a requirement that each supplier execute an annual compliance certification.

Distribution Facilities

We operate one customer call center and two distribution facilities. We own a 162,000 square foot facility in Asheville, North Carolina that houses our distribution operations for our retail stores. This facility employs approximately 100 full and part-time employees during our non-peak season and approximately 30 additional employees during our peak season. Merchandise is transported from this distribution center to our retail stores by independent trucking companies, Federal Express or UPS, with a transit time of approximately two to five days.

We also own a 262,000 square foot facility, and lease a 63,700 square foot facility, both located in Lynchburg, Virginia. These facilities contain our customer call center, order fulfillment operations for J.Crew Direct and distribution operations for our factory stores. These facilities employ approximately 800 full and part-time employees during our non-peak season and an additional 600 employees during our peak season. Merchandise is transported from this distribution center to our factory stores by Federal Express or UPS, with a transit time of approximately two to five days. Merchandise sold via our Direct channels is sent directly to customers from this distribution center via the United States Postal Service, UPS or Federal Express.

Each owned facility is equipped with an automated warehouse locator system and inventory bar coding system and our owned facility in Lynchburg has automated packing and shipping sorters. We believe our customer call center, order fulfillment operations and distribution operations are designed to handle customer orders and distribute merchandise to stores in a customer-friendly, efficient and cost-effective manner. We currently outsource a small percentage of customer calls to a single vendor and may outsource a larger percentage of customer calls to this or other vendors in the future.

Management Information Systems

Our management information systems are designed to provide, among other things, comprehensive order processing, production, accounting and management information for the marketing, manufacturing, importing and distribution functions of our business, which operate on our IBM mainframe system. Since February 2001, we have used an SAP Enterprise Resource Planning system for our information technology requirements. We have point-of-sale systems in our retail and factory stores that enable us to track inventory from store receipt to final sale on a real-time basis. We have an agreement with Electronic Data Systems Corporation, a third party, to provide services and administrative support for most of the information systems in our headquarters, stores and distribution and call center facilities. We plan to take over certain portions of these services. Our website is hosted by a third party at its data center.

We believe our merchandising and financial systems, coupled with our point-of-sale systems and software programs, allow for rapid stock replenishment, concise merchandise planning and real-time inventory accounting practices. Our telephone and telemarketing systems, warehouse package sorting systems, automated warehouse locator and inventory bar coding systems use current technology, and are designed with our highest-volume periods, such as the holiday season, in mind, which results in our having substantial flexibility and ample capacity in our lower-volume periods. We periodically update our ATG website software and our point-of-sale systems, and plan to implement standard upgrades by the end of 2005 that will provide additional functionality to both information systems.

We believe our management information systems provide us with a number of benefits, including enhanced customer service, improved operational efficiency and increased management control and reporting. In addition, our real-time inventory systems provide inventory management on a stock keeping unit basis and allow for an efficient fulfillment process.

Employees and Labor Relations

As of April 30, 2005 we had approximately 6,200 employees, of whom approximately 2,200 were full-time employees and 4,000 were part-time employees. Approximately 800 of these employees are employed in our customer call center and order fulfillment operations facility in Lynchburg, Virginia, and approximately 100 of these employees work in our store distribution center in Asheville, North Carolina. Approximately 2,000 additional employees are hired on a seasonal basis to meet demand during the peak season.

None of our employees are represented by a union. We have had no labor-related work stoppages and we believe our relationship with our employees is good.

Competition

The specialty retail industry is highly competitive. We compete primarily with specialty retailers, higher-end department stores, catalog retailers and Internet businesses that engage in the retail sale of women’s and men’s apparel, accessories, shoes and similar merchandise. We believe the principal bases upon which we compete are quality, design, customer service and price. We believe that our primary competitive advantages are consumer recognition of the J.Crew brand name and our presence in many major shopping malls in the United States as well as our multiple sale channels which enable our customers to shop in the setting they prefer. We believe that we also differentiate ourselves from competitors on the basis of our J.Crew signature product design, our ability to offer both designer-quality products at higher price points and more casual items at lower price points, our focus on the quality of our product offerings and our customer-service oriented culture. We believe our success depends in substantial part on our ability to originate and define product and fashion trends as well as to timely anticipate, gauge and react to changing consumer demands. Certain of our competitors are larger and have greater financial, marketing and other resources than us. Accordingly, there can be no assurance that we will be able to compete successfully with them in the future.

Trademarks and Licensing

The J.Crew trademark and variations thereon such as crewcuts are registered or are subject to pending trademark applications with the United States Patent and Trademark Office and with the registries of many foreign countries. We believe our trademarks have significant value and we intend to continue to vigorously protect them against infringement.

In addition, we license our J.Crew trademark and know-how to Itochu Corporation in Japan for which we receive royalty fees based on a percentage of sales. Under the license agreement, which is an exclusive license with regard to Japan, we retain a high degree of control over the manufacture, design, marketing and sale of merchandise by Itochu Corporation under the J.Crew trademark. This agreement expires in January 2007. In fiscal 2004, licensing revenues totaled $2.8 million.

Government Regulation

We are subject to customs, truth-in-advertising and other laws, including consumer protection regulations and zoning and occupancy ordinances that regulate retailers and/or govern the promotion and sale of merchandise and the operation of retail stores and warehouse facilities. We monitor changes in these laws and believe that we are in material compliance with applicable laws.

A substantial portion of our products are manufactured outside the United States. These products are imported and are subject to U.S. customs laws, which impose tariffs as well as import quota restrictions for textiles and apparel. Some of our imported products are eligible for duty-advantaged programs. While importation of goods from foreign countries from which we buy our products may be subject to embargo by U.S. Customs authorities if shipments exceed quota limits, we closely monitor import quotas and believe we have the sourcing network to efficiently shift production to factories located in countries with available quotas. The existence of import quotas has, therefore, not had a material adverse effect on our business.

Properties

We are headquartered in New York City. Our headquarter offices are leased under a lease agreement expiring in 2012, with an option to renew thereafter. We own two facilities: a 262,000 square foot customer contact call center, order fulfillment and distribution center in Lynchburg, Virginia and a 162,000 square foot distribution center in Asheville, North Carolina. We also lease a 63,700 square foot facility in Lynchburg, Virginia under a lease agreement expiring in April 2008, with an option to renew thereafter.

As of October 24, 2005, we operated 157 retail stores (as well as one seasonal retail store) and 45 factory stores in 39 states and the District of Columbia. All of the retail and factory stores are leased from third parties and the leases historically have in most cases had terms of 10 to 12 years. A portion of our leases have options to renew for periods typically ranging from five to ten years. Generally, the leases contain standard provisions concerning the payment of rent, events of default and the rights and obligations of each party. Rent due under the leases is generally comprised of annual base rent plus a contingent rent payment based on the store’s sales in excess of a specified threshold. Some of the leases also contain early termination options, which can be exercised by us or the landlord under certain conditions. The leases also generally require us to pay real estate taxes, insurance and certain common area costs. Excluding our stores and headquarter offices, all of our properties, whether owned or leased, are subject to liens or security interests under the Credit Facility.

The table below sets forth the number of retail and factory stores operated by us in the United States as of October 24, 2005.

	Retail Stores	Factory Stores	Total Number of Stores
Alabama	2	1	3
Arizona	4	—	4
California	20	4	24
Colorado	4	2	6
Connecticut	6	1	7
Delaware	—	1	1
Florida	4	3	7
Georgia	4	3	7
Illinois	9	1	10
Indiana	1	2	2
Iowa	1	—	1
Kansas	1	—	1
Kentucky	2	—	2
Louisiana	1	—	1
Maine	—	2	2
Maryland	3	1	4
Massachusetts	6	2	8
Michigan	6	1	7
Minnesota	4	—	4
Missouri	2	1	3
Nevada	1	—	1
New Hampshire	1	2	3
New Jersey	9	1	10
New Mexico	1	—	1
New York	15	4	19
North Carolina	5	—	5
Ohio	7	—	7
Oklahoma	2	—	2
Oregon	2	—	2
Pennsylvania	8	3	11
Rhode Island	1	—	1
South Carolina	2	2	4
Tennessee	3	1	4
Texas	6	1	7
Utah	2	—	2
Vermont	1	1	2
Virginia	5	2	7
Washington	3	2	5
Wisconsin	1	1	2
District of Columbia	2	—	2

Total	157	45	202

Legal Proceedings

In June 2005, we settled a suit alleging patent infringement brought against us and seventeen other defendants by Charles E. Hill & Associates, Inc. We do not believe the terms of the settlement had a material adverse effect on our financial condition or results of operations.

We are subject to various legal proceedings and claims that arise in the ordinary course of our business. Although the outcome of these other claims cannot be predicted with certainty, management does not believe that the ultimate resolution of these matters will have a material adverse effect on our financial condition or results of operations.

MANAGEMENT

Executive Officers and Directors

The following table sets forth the name, age and position of individuals who are serving as our executive officers and directors:

Name	Age	Position
Millard Drexler	61	Chief Executive Officer and Chairman of the Board
Jeffrey Pfeifle	46	President
Tracy Gardner	41	Executive Vice President, Merchandising, Planning & Production
James Scully	40	Executive Vice President, Chief Financial Officer
Nicholas Lamberti	62	Vice President, Corporate Controller
Bridget Ryan Berman	45	Director
Richard Boyce	50	Director
Jonathan Coslet	40	Director
James Coulter	45	Director
Steven Grand-Jean	63	Director
Emily Scott	43	Director
Thomas Scott	39	Director
Stuart Sloan	61	Director
Josh Weston	76	Director

Millard Drexler.    Mr. Drexler has been our Chief Executive Officer since January 2003 and Chairman of the Board of Directors and a director since March 2003. Before joining J.Crew, Mr. Drexler was Chief Executive Officer of The Gap, Inc. from 1995 until September 2002, and was President of The Gap, Inc. from 1987 to 1995. Mr. Drexler also serves on the Board of Directors of Apple Computer, Inc.

Jeffrey Pfeifle.    Mr. Pfeifle has been our President since February 2003. Before joining J.Crew, Mr. Pfeifle was Executive Vice President, Product and Design of the Old Navy division of The Gap, Inc. from 1995 and Vice President of Men’s Product and Design for the Banana Republic division of The Gap, Inc. from 1993. Prior to that, Mr. Pfeifle was Director of Merchandising for Ralph Lauren from 1989.

Tracy Gardner.    Ms. Gardner has been our Executive Vice President, Merchandising, Planning & Production since March 2004. Prior to joining J.Crew, Ms. Gardner held various positions at The Gap, Inc., including Senior Vice President of Adult Merchandising for the GAP brand from 2002 to March 2004, Vice President of Women’s Merchandising for the Banana Republic division from 2001 to 2002, Vice President of Men’s Merchandising for the Banana Republic division from 1999 to 2001 and Divisional Merchandising Manager of Men’s Wovens for the Banana Republic division prior to 1999.

James Scully.    James Scully became our Executive Vice President and Chief Financial Officer on September 7, 2005. Prior to joining us, Mr. Scully served as Executive Vice President of Human Resources and Strategic Planning of Saks Incorporated from 2004. Before that Mr. Scully served as Saks Incorporated’s Senior Vice President of Strategic and Financial Planning from 1999 to 2004 and as Senior Vice President, Treasurer from 1997 to 1999. Prior to joining Saks Incorporated, Mr. Scully held the position of Senior Vice President of Corporate Finance at Bank of America (formerly NationsBank) from 1994 to 1997.

Nicholas Lamberti.    Mr. Lamberti has been our Vice President, Corporate Controller since January 1991. Mr. Lamberti served as our acting Chief Financial Officer from June 2005 until September 2005 and from August 2003 until May 2004.

Bridget Ryan Berman.    Ms. Berman has been a director since August 2005. Ms. Berman was Vice President and Chief Operating Officer of Retail Stores for Apple Computer, Inc. from April 2004 to August 2005. Prior to joining Apple Computer, Inc., Ms. Berman held various positions at Polo Ralph Lauren Corporation, including Group President of Polo Global Retail from 2003 to 2004, President and Chief Operating Officer of Polo Ralph Lauren Retail from 2001 to 2003 and President of Polo Factory Store Concepts from 1998 to 2001.

Richard Boyce.    Mr. Boyce has been a director since 1997. Mr. Boyce periodically served as our Chief Executive Officer between 1997 and 1999, while also providing operating oversight to the remainder of the Texas Pacific Group portfolio. Mr. Boyce is a Senior Operating Partner of Texas Pacific Group, an affiliate of ours, and joined Texas Pacific Group in 1997. Mr. Boyce is Chairman of the Executive Committee of the Board of Directors of Burger King Corporation and serves on the Board of Directors of KRATON Polymers, Inc., ON Semiconductor and Spirit Group Holdings Ltd (UK).

Jonathan Coslet.    Mr. Coslet has been a director since 2003. Mr. Coslet has been a partner of Texas Pacific Group, an affiliate of ours, since 1993 and is currently a senior partner and member of the firm’s Executive, Management and Investment Committees. Prior to joining Texas Pacific Group, Mr. Coslet worked at Donaldson, Lufkin & Jenrette, specializing in leveraged acquisitions and high yield finance from 1991 to 1993. Mr. Coslet also serves on the Board of Directors of Burger King Corporation, Petco Animal Supplies, Inc., Quintiles Transnational Corp., IASIS Healthcare Corp. and Fidelity National Information Services.

James Coulter.    Mr. Coulter has been a director since 1997. Mr. Coulter co-founded Texas Pacific Group, an affiliate of ours, in 1993 and has been Managing General Partner of Texas Pacific Group for more than eight years. From 1986 to 1992, Mr. Coulter was a Vice President of Keystone, Inc. From 1986 to 1988, Mr. Coulter was also associated with SPO Partners, an investment firm that focuses on public market and private minority investments. Mr. Coulter also serves on the Board of Directors of Lenovo Group Limited, Seagate Technology and Zhone Technologies, Inc.

Steven Grand-Jean.    Mr. Grand-Jean has been a director since 2003. Mr. Grand-Jean has been President of Grand-Jean Capital Management for more than five years.

Emily Scott.    Ms. Scott has been a director since 1992. Ms. Scott served as Chairman of the Board of Directors from 1997 to 2003. Ms. Scott worked at J.Crew from 1983, the year that it was founded, until 2003 and has previously served as our Chief Executive Officer and Vice Chairman. Ms. Scott is married to Thomas Scott, a director of J.Crew, and is a founding partner of Plum TV, LLC, a television station network operating in select resort markets.

Thomas Scott.    Mr. Scott has been a director since 2002. Mr. Scott is a founding partner of Plum TV, LLC, and has served as its Chief Executive Officer and Executive Co-Chairman since September 2003. He is also a founding partner of Nantucket Allserve Inc., a beverage supplier, and has served as Co-Chairman thereof since 1989 and as Co-Chairman and Co-Chief Executive Officer from 1989 to 2000. Mr. Scott has also served as Co-Chairman of Shelflink, a supply chain software company, since 2000. Mr. Scott is married to Emily Scott, a director of J.Crew.

Stuart Sloan.    Mr. Sloan has been a director since September 2003. Mr. Sloan is the founder of Sloan Capital Companies, a private investment company, and has been a Principal thereof since 1984. Mr. Sloan also serves on the Board of Directors of Anixter International, Inc. and Rite Aid Corp.

Josh Weston.    Mr. Weston has been a director since 1998. Mr. Weston also served as Honorary Chairman of the Board of Directors of Automatic Data Processing, a computing services business, from 1998 to November 2004. Mr. Weston was Chairman of the Board of Directors of Automatic Data

Processing from 1996 until 1998, and Chairman and Chief Executive Officer for more than five years prior thereto. Mr. Weston also serves on the Board of Directors of Gentiva Health Services, Inc. and Russ Berrie & Company, Inc.

All of our directors were nominated pursuant to the terms of stockholders’ agreements. Ms. Scott and Mr. Scott were nominated by Ms. Scott pursuant to a stockholders’ agreement between her and TPG Partners II, L.P. (“Partners II”). Messrs. Boyce, Coslet and Coulter were nominated by Partners II pursuant to this stockholders’ agreement.

Messrs. Drexler, Grand-Jean and Sloan were nominated by Mr. Drexler pursuant to a stockholders’ agreement between him and Partners II. Mr. Weston and Ms. Berman were nominated by Mr. Drexler and Partners II pursuant to this agreement.

Our Board of Directors

Board Size and Composition. Our board of directors currently has 10 members. Prior to the consummation of this offering, we expect to appoint one additional director to the board of directors who will be deemed independent under the current independence requirements of the New York Stock Exchange and the SEC. Upon the consummation of this offering, a majority of our board of directors will satisfy the current independence requirements of the New York Stock Exchange and the SEC.

Our bylaws provide that our board of directors consists of no less than three persons. The exact number of members of our board of directors will be determined from time to time by resolution of a majority of our full board of directors.

Upon the consummation of this offering, our board will be divided into three classes as described below, with each director serving a three-year term and one class being elected at each year’s annual meeting of stockholders.                      will serve initially as Class I directors (with a term expiring in 2006).                      will serve initially as Class II directors (with a term expiring in 2007).                      will serve initially as Class III directors (with a term expiring in 2008).

Committees of the Board.    Our standing board committees consist of an audit committee and a compensation committee. Prior to the consummation of this offering, we will also establish a nominating and corporate governance committee.

Audit Committee.    The audit committee currently consists of Messrs. Weston (Chairperson), Boyce and Grand-Jean. Prior to the consummation of this offering, we will appoint new independent members to the audit committee to replace Messrs. Boyce and Grand-Jean, and we expect that our board of directors will determine that each member of the audit committee is financially literate. The board of directors has determined that Mr. Weston qualifies as an “audit committee financial expert” under SEC rules and regulations.

The audit committee assists the board in monitoring the integrity of our financial statements, our independent auditors’ qualifications and independence, the performance of our audit function and independent auditors, and our compliance with legal and regulatory requirements. The audit committee has direct responsibility for the appointment, compensation, retention (including termination) and oversight of our independent auditors, and our independent auditors report directly to the audit committee.

Compensation Committee.    The compensation committee currently consists of Messrs. Coulter (Chairperson) and Sloan and Ms. Scott. Prior to the consummation of this offering, we will appoint new independent members to the compensation committee to replace Mr. Sloan and Ms. Scott. We expect that each member of the compensation committee will be an outside director within the meaning of

Section 162(m) of the Internal Revenue Code of 1986, as amended, and a non-employee director within the meaning of Rule 16b-3 of the rules promulgated under the Securities Exchange Act of 1934, as amended.

The primary duty of the compensation committee is to discharge the responsibilities of the board of directors relating to compensation practices for our executive officers and other key employees, as the committee may determine, to ensure that management’s interests are aligned with the interests of our equity holders. The compensation committee also reviews and makes recommendations to the board of directors with respect to our employee benefits plans, compensation and equity-based plans and compensation of directors. The compensation committee makes recommendations to the board of directors with respect to the compensation and benefits of the chief executive officer and approves the compensation and benefits of the other executive officers.

Nominating and Corporate Governance Committee.    Prior to the consummation of this offering, our board of directors will establish a nominating and corporate governance committee consisting of three members, each of whom will satisfy the independence requirements of the New York Stock Exchange. The nominating and corporate governance committee will identify qualified individuals to become members of the board of directors, determine the composition of the board of directors and its committees and develop and recommend to the board of directors sound corporate governance policies and procedures.

Compensation of Directors.    The board of directors has approved the following to be paid as compensation to all eligible directors for their services in 2005: (1) a cash retainer of $30,000 and (2) a non-qualified stock option to purchase 20,000 shares of our common stock. The options will have an exercise price to be determined at the time of grant, have a term of 10 years and become exercisable and vest in equal installments over a two-year period. If a director ceases to serve for any reason, other than removal for cause, any options vested at the time of termination of his or her services will remain exercisable for 90 days (but no longer than the 10 year term of the options). In addition, the chairman of the audit committee will receive additional cash compensation of $10,000 for his services on that committee. Directors who are our employees or representatives of Texas Pacific Group are not entitled to receive any compensation for their services.

Executive Compensation

The following table sets forth compensation paid by us for fiscal 2004, 2003 and 2002:

•	to our chief executive officer during fiscal 2004, and

•	to each of the four other most highly compensated executive officers serving as of the end of fiscal 2004.

We refer to these individuals as the named executive officers elsewhere in this prospectus.

Summary Compensation Table

					Long Term Compensation
		Annual Compensation			Other Annual Compensation ($)		Awards				Payouts	All Other Compensation ($)(2)
Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)				Restricted Stock Award(s) ($)(1)		Securities Underlying Options/SARS(#)		LTIP Payouts ($)
Millard Drexler Chief Executive Officer and Chairman	2004 2003 2002	200,000 200,000 —	— — —		484,500 500,000 —	(3) (3)	55,500 598,654 —	(4) (4)	1,698,778 — 2,231,704	(5)	— — —	— — —
Jeffrey Pfeifle President	2004 2003 2002	760,000 760,000 —	500,000 2,400,000 —	(8)	— — —		18,500 119,731 —	(6) (6)	223,170 — 390,548	(7)	800,000 400,000 —	8,900 — —
Tracy Gardner Executive Vice President, Merchandising, Planning & Production	2004 2003 2002	398,100 — —	450,000 — —	(9)	95,500 — —	(10)	37,000 — —	(11)	90,000 — —		— — —	— — —
Roxane Al-Fayez(12) Former Executive Vice President, Catalog & e-Commerce	2004 2003 2002	377,900 115,400 —	275,000 100,000 —	(13) (13)	83,800 — —	(14)	7,400 18,500	(15) (15)	10,000 35,000 —		— — —	1,700 — —
Amanda Bokman(16) Former Executive Vice President, Chief Financial Officer	2004 2003 2002	292,300 — —	150,000 — —		— — —		18,500 — —	(17)	55,000 — —		— — —	— — —

(1)	Holders of restricted stock have the same right to receive dividends as other holders of our common stock. We have not paid any cash dividends on our common stock. Prior to this offering, there was no established public market for shares of our common stock. Based on customary corporate valuation techniques, including an analysis of the discounted value of our potential earnings and cash flow, the valuation of comparable companies and current book value per share, the value of a share of our common stock was estimated to be $7.60 as of January 29, 2005 and $12.60 as of March 31, 2005. Restricted stock awards in fiscal 2004 and 2003 reflect an estimated share value of $0.74 on the date of grant. As of July 31, 2005, the named executive officers held the following aggregate number of restricted shares of our common stock: Mr. Drexler—463,278 vested shares and 476,507 unvested shares; Mr. Pfeifle—80,900 vested shares and 105,898 unvested shares; Ms. Gardner—0 vested shares and 60,000 unvested shares; Ms. Al-Fayez—6,250 vested shares and 38,750 unvested shares.
(2)	All amounts represent contributions made by us on behalf of the named executive officers to our 401(k) plan.
(3)	We have reimbursed Mr. Drexler for our use for corporate business of a private aircraft owned by a company of which Mr. Drexler is a principal. The total reimbursements paid for our use of the aircraft in fiscal 2004 were approximately $255,600. All other amounts represent the reimbursement of certain business expenses to Mr. Drexler in accordance with the terms of his services agreement.
(4)

In November 2004, Mr. Drexler was granted 75,000 shares of our common stock, of which 50% will vest on each of November 1, 2007 and November 1, 2008. In September 2003, Mr. Drexler was granted 83,689 shares of our common stock, of which 5,976 shares vested immediately upon grant, 19,429 shares vested on January 27, 2004 and 19,428 shares vested on January 27, 2005, and the remainder will vest in equal annual installments on each of January 27, 2006 and January 27, 2007. In February 2003, Mr. Drexler was granted 725,303 shares of our common stock, of which 181,326 shares vested on each of January 27, 2004 and January 27, 2005, the remainder of which will vest in equal installments on each of January 27, 2006 and 2007. Mr. Drexler paid us $800,000 for the shares, which was in excess of their fair market value at the time of grant. In February 2003, a corporation of which Mr. Drexler is a principal was also granted 55,793 shares of our common stock, all of which vested immediately upon grant.

(5)	This amount includes the grant of 1,673,778 replacement stock options to Mr. Drexler in May 2004 following his surrender of the same number of stock options in September 2003. We refer you to “Employment Agreements and Other Compensation Arrangements—Employment and Other Agreements” for information on these replacement options.
(6)	In November 2004, Mr. Pfeifle was granted 25,000 shares of our common stock, of which 50% will vest on each of November 1, 2007 and November 1, 2008. In September 2003, Mr. Pfeifle was also granted 50,213 shares of our common stock, of which 12,554 shares vested on February 1, 2004 and 12,553 shares vested on February 1, 2005, and the remainder will vest in equal annual installments on February 1, 2006 and 2007. In February 2003, Mr. Pfeifle was granted 111,585 shares of our common stock, of which 27,897 shares vested on February 1, 2004 and 27,896 shares vested on February 1, 2005, and the remainder will vest in equal annual installments on each of February 1, 2006 and February 1, 2007.
(7)	This amount includes the grant of 223,170 replacement stock options to Mr. Pfeifle in May 2004 following his surrender of the same number of stock options in September 2003. We refer you to “Employment Agreements and Other Compensation Arrangements—Employment and Other Agreements” for information on these replacement options.
(8)	This amount represents one-time bonuses in the total amount of $2,000,000 and a $400,000 guaranteed annual bonus for fiscal 2003.
(9)	This amount represents a $150,000 sign-on bonus and a $300,000 annual bonus for fiscal 2004.
(10)	This amount represents $95,500 in reimbursement for or payment of relocation expenses and includes applicable tax gross-up amounts.
(11)	In May 2004, Ms. Gardner was granted 50,000 shares of our common stock, which will vest in equal annual installments on each of April 1 of 2006, 2007, 2008 and 2009.
(12)	Ms. Al-Fayez resigned from her position with us effective as of August 19, 2005.
(13)	In fiscal 2004, this amount represents a $25,000 one-time bonus paid in October 2004 and a $250,000 annual bonus for fiscal 2004. In fiscal 2003, this amount represents a $50,000 sign-on bonus and a $50,000 guaranteed annual bonus for fiscal 2003.
(14)	This amount represents $83,800 in housing allowances and commuting reimbursements and includes applicable tax gross-up amounts.
(15)	In November 2004, Ms. Al-Fayez was also granted 10,000 shares of our common stock, of which 50% were scheduled to vest on each of November 1, 2007 and November 1, 2008. In October 2003, Ms. Al-Fayez was granted 25,000 shares of our common stock, of which 6,250 shares vested on October 22, 2004 and the remainder were scheduled to vest in equal annual installments on each of October 22, 2005, 2006 and 2007. All of these shares, other than the 6,250 shares that vested on October 22, 2004, were forfeited upon Ms. Al-Fayez’s resignation. Ms. Al-Fayez has entered into a stockholders’ agreement with us and TPG Partners II, L.P. The only provisions of the stockholders’ agreement that will survive the consummation of this offering impose certain restrictions on the transfer of Ms. Al-Fayez’s shares and give us the right to purchase these shares in certain circumstances.
(16)	Ms. Bokman resigned from her position with us effective as of June 17, 2005.
(17)	In May 2004, Ms. Bokman was granted 25,000 shares of our common stock, which were scheduled to vest in equal installments on each of May 1, 2006, 2007, 2008 and 2009. All of these shares were forfeited upon Ms. Bokman’s resignation.

The following table shows information concerning options to purchase shares of our common stock granted to each of the named executive officers during fiscal 2004.

Option Grants in Last Fiscal Year

	Individual Grants					Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term(1)
Name	Number of Securities Underlying Options Granted		Percent of Total Options Granted to Employees In Fiscal Year	Exercise Price ($/Sh)	Expiration Date	5% ($)	10% ($)
Millard Drexler	25,000		1.0%	6.82	2014	—	—
	836,889	(2)	33.3%	15.00	2014	—	—
	836,889	(2)	33.3%	25.00	2014	—	—
Jeffrey Pfeifle	111,585	(2)	4.4%	15.00	2014	—	—
	111,585	(2)	4.4%	25.00	2014	—	—
Tracy Gardner	50,000		2.0%	6.82	2014	—	—
	20,000		0.8%	15.00	2014	—	—
	20,000		0.8%	25.00	2014	—	—

Roxane Al-Fayez	10,000		0.4%	6.82	2014	—	—
Amanda Bokman	35,000		1.4%	6.82	2014	—	—
	10,000		0.4%	15.00	2014	—	—
	10,000		0.4%	25.00	2014	—	—

(1)	Prior to this offering, there was no established public market for shares of our common stock. Based on customary corporate valuation techniques, including an analysis of the discounted value of our potential earnings and cash flow, the valuation of comparable companies and current book value per share, the value of a share of our common stock was estimated to be $0.74 as of the date of each grant. Because the value of a share of our common stock, assuming the above rates of stock price appreciation over the term of the options set forth above, is less than the exercise price of those options, the potential realizable value of each of those options is zero.
(2)	These amounts reflect the grants of certain replacement stock options to Messrs. Drexler and Pfeifle in May 2004 following the surrender by them of the same number of stock options in September 2003. We refer you to “Employment Agreements and Other Compensation Arrangements—Employment and Other Agreements” for information on the replacement options.

The following table shows the number of options to purchase shares of our common stock held by our named executive officers of at the end of fiscal 2004. The named executive officers did not exercise any stock options in fiscal 2004.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

Name	Shares Acquired on Exercise(#)	Value Realized($)	Number of Securities Underlying Unexercised Options at Fiscal Year End		Value of Unexercised In-the-Money Options at Fiscal Year-End($)(1)
			Exercisable	Unexercisable	Exercisable	Unexercisable
Millard Drexler	0	—	557,926	1,698,778	108,796	345,886
Jeffrey Pfeifle(2)	0	—	—	390,548	—	130,555
Tracy Gardner	0	—	—	90,000	—	39,000
Roxane Al-Fayez	0	—	8,750	36,250	6,825	28,275
Amanda Bokman	0	—	—	55,000	—	27,300

(1)	Prior to this offering, there was no established public market for shares of our common stock. Based on customary corporate valuation techniques, including an analysis of the discounted value of our potential earnings and cash flow, the valuation of comparable companies and current book value per share, the value of a share of our common stock was estimated to be $7.60 as of January 29, 2005.
(2)	On February 1, 2005, options held by Mr. Pfeifle exercisable for an additional 97,639 shares of our common stock vested.

Employment Agreements and Other Compensation Arrangements

Employment and Other Agreements

Millard Drexler.    On October 20, 2005, we entered into an amended and restated employment agreement with Mr. Drexler, which replaces the services agreement that previously governed Mr. Drexler’s employment. Pursuant to this amended and restated agreement, Mr. Drexler will continue to serve as our Chief Executive Officer until August 31, 2008, provided that the amended and restated agreement will automatically extend for successive one-year periods unless we or Mr. Drexler provide at least 90 days’ written notice prior to the expiration of the then-current term. The amended and restated agreement provides Mr. Drexler with a minimum annual base salary of $200,000, an opportunity to earn an annual bonus based on the achievement of earnings objectives to be determined each year and the reimbursement of business expenses, provided that his total cash compensation cannot exceed $700,000 per year. We have agreed to reimburse Mr. Drexler for up to $250,000 of moving expenses in connection with his relocation from California to New York. The reimbursement of such relocation expenses shall be excluded from the $700,000 cap. Beginning February 1, 2006, or beginning February 1, 2005 if this offering is consummated prior to April 15, 2006, Mr. Drexler will be eligible to receive a target bonus of $800,000 (provided that his bonus may be greater or lesser in the compensation committee’s discretion) and his total annual cash compensation will no longer be subject to a cap. Pursuant to the amended and restated agreement, if we terminate Mr. Drexler’s employment without “cause” or he terminates his employment for “good reason” (each as defined in the employment agreement), Mr. Drexler will be entitled to receive (i) a payment of his annual base salary through the termination date, any accrued vacation pay and any unreimbursed expenses, (ii) a payment equal to his annual base salary and target bonus, one-half of such payment to be paid on the first business day that is six months and one day following the termination date and the remaining one-half of such payment to be paid in six equal monthly installments commencing on the first business day of the seventh calendar month following the termination date, (iii) a pro-rated bonus based on (A) the last bonus Mr. Drexler received prior to the termination date and (B) the number of days of service completed by Mr. Drexler in the year of termination, such amount to be paid on the first business day that is six months and one day following the termination date, and (iv) the accelerated vesting of any unvested restricted shares and/or unvested stock options as provided for in any applicable grant agreement. In the event that any payment or benefit provided to Mr. Drexler following this offering becomes subject to the excise taxes imposed by the “parachute payment” provisions of the Internal Revenue Code, Mr. Drexler will be entitled to receive a “gross-up” payment in connection with any such excise taxes. Mr. Drexler remains subject to customary non-solicitation, non-competition and confidentiality covenants.

In September 2003, Mr. Drexler surrendered to us all of his “premium options” which were granted to him in accordance with his previous services agreement. The premium options consisted of options to purchase 836,889 shares at an exercise price equal to $25.00 per share and 836,889 shares at an exercise price equal to $35.00 per share. In consideration of the surrender, we granted to Mr. Drexler replacement premium options in May 2004 as follows: options to purchase 836,889 shares at an exercise price equal to $15.00 per share and options to purchase an additional 836,889 shares at an exercise price equal to $25.00 per share. The replacement premium options are subject to the same terms and conditions (other than the expiration date), including vesting schedule, as the surrendered premium options. This option repricing was approved by a majority of our board of directors.

Mr. Drexler’s previous services agreement provided for the grant of 55,793 restricted shares of our common stock that vested immediately and the grant of 725,303 restricted shares of our common stock that vest in equal annual installments over four years commencing on January 27, 2005 (the second anniversary of the date his service commenced). We refer to these shares collectively as the “Drexler Restricted Shares.” Mr. Drexler paid us $800,000 for the 725,303 share grant of the Drexler

Restricted Shares. The Drexler Restricted Shares remain subject to these terms under Mr. Drexler’s amended and restated employment agreement.

We refer you to footnote (4) to the Summary Compensation Table for information on the Drexler Restricted Shares and vesting of those shares.

Mr. Drexler has entered into a stockholders’ agreement with us and Partners II relating to the Drexler Restricted Shares and any other shares of our common stock that he may subsequently acquire. Under the provisions of the stockholders’ agreement that will survive the consummation of this offering:

•	Mr. Drexler has the right to include the Drexler Restricted Shares in any registered offering of our common stock that includes shares of our common stock held by Partners II (or any of its permitted transferees) and, one year after the consummation of this offering, to require us to register the Drexler Restricted Shares under the Securities Act,

•	if a third party acquires all or substantially all of our shares and Partners II intends to transfer its shares to such purchaser, Partners II may require Mr. Drexler to transfer the Drexler Restricted Shares as well, and

•	Mr. Drexler has the right to transfer the Drexler Restricted Shares in a transaction described in the previous bullet point.

Jeffrey Pfeifle.    Mr. Pfeifle has entered into an employment agreement with us pursuant to which he has agreed to serve as President for five years beginning on February 1, 2003, subject to automatic one-year renewals unless we or Mr. Pfeifle provide at least three months’ written notice prior to the expiration of the then current term. The agreement provides for an annual base salary of $760,000, (with such amount to be reviewed by the board annually), one-time bonuses in the total amount of $2,000,000 which became payable after his start date, an annual bonus based on the achievement of earnings objectives to be determined each year provided that the minimum bonus payable for fiscal 2003 would be $400,000, a long-term cash incentive payment between $800,000 and $1,200,000 based on the achievement of performance objectives to be determined each year payable in installments at the end of fiscal years 2003 and 2004, and reimbursement of business expenses. The annual bonus shall be a percentage of the base salary, with the target bonus ranging from 25% to a maximum of 100% of base salary. The agreement also provides for (i) the grant of options to purchase 167,378 shares of our common stock at an exercise price equal to $6.82 per share, which we refer to as “initial options,” and (ii) the grant of premium options to purchase an additional 111,585 shares at an exercise price equal to $25.00 per share and 111,585 shares at an exercise price equal to $35.00 per share, which we refer to as “premium options.” The initial options and the premium options vest in equal annual installments over four years commencing on the second anniversary of the date Mr. Pfeifle commenced his employment with us. The agreement also provides for the grant of 111,585 shares of our common stock, which we refer to as the “Pfeifle Restricted Shares.” Under the agreement, Mr. Pfeifle is subject to customary non-solicitation, non-competition and confidentiality covenants.

Under Mr. Pfeifle’s employment agreement, if Mr. Pfeifle’s employment is terminated by us without “cause” or by him for “good reason” (each as defined in the employment agreement), or as a result of the provision of notice of our intent not to renew his employment period, Mr. Pfeifle will be entitled to receive his base salary for two years, a pro-rated amount of any bonus that he would have otherwise received for the fiscal year ending before the termination date, and the immediate vesting of that portion of the initial options, premium options and Pfeifle Restricted Shares that would have become vested on the next scheduled vesting date following the termination date. If termination occurs within the two year period following a “change in control” (as defined in the employment agreement) or within six months before a “change in control,” all of the unvested initial options, premium options and Pfeifle Restricted Shares will immediately vest and become exercisable. If termination occurs before February 1, 2006, Mr. Pfeifle is entitled to receive a minimum of $2,000,000 in the form of cash severance compensation.

In September 2003, Mr. Pfeifle surrendered all of his premium options to us. In consideration of the surrender, we granted Mr. Pfeifle replacement premium options in May 2004 as follows: options to purchase 111,585 shares at an exercise price equal to $15.00 per share and options to purchase an additional 111,585 shares at an exercise price equal to $25.00 per share. The replacement premium options are subject to the same terms and conditions (other than expiration date), including vesting schedule, as the surrendered premium options. This option repricing was approved by a majority of our board of directors.

We refer you to footnote (6) to the Summary Compensation Table for information on the Pfeifle Restricted Shares and the vesting of those shares.

Mr. Pfeifle has entered into a stockholders’ agreement with us and Partners II. The only provisions of the stockholders’ agreement that will survive the consummation of this offering impose certain restrictions on the transfer of Mr. Pfeifle’s shares (Pfeifle Restricted Shares and any other shares he may subsequently acquire) and give us rights to purchase Mr. Pfeifle’s shares in certain circumstances.

Tracy Gardner.    Ms. Gardner has entered into an employment agreement with us pursuant to which she has agreed to serve as Executive Vice President, Merchandising, Planning and Production for four years beginning in March 2004, subject to renewal upon mutual agreement. The agreement provides for a minimum annual base salary of $450,000, a one-time sign-on bonus of $150,000, and an annual bonus based on the achievement of earnings objectives and individual performance goals to be determined each year, provided that the minimum bonus payable with respect to fiscal 2004 was $112,500. The agreement also provides for (i) the grant of options to purchase 50,000 shares of our common stock at an exercise price equal to $6.82 per share, which we refer to as “initial options,” and (ii) the grant of premium options to purchase an additional 20,000 shares of our common stock at an exercise price equal to $15.00 per share and 20,000 shares of our common stock at an exercise price equal to $25.00 per share, which we refer to as “premium options.” The agreement also provides for the grant in March 2005 of (x) an additional option to purchase 20,000 shares of our common stock at an exercise price equal to $15.00 per share and (y) an additional option to purchase 20,000 shares of our common stock at an exercise price equal to $25.00 per share, which we refer to as the “additional premium options.” The initial options vest in equal annual installments over four years commencing on the first anniversary of the grant date. The premium options and the additional premium options vest in equal installments over four years commencing on the second anniversary of their respective grant dates. The agreement also provides for the grant of 50,000 shares of our common stock, which we refer to as the “Gardner Restricted Shares.” Ms. Gardner also received relocation benefits in connection with her relocation to the New York City area. Under the agreement, Ms. Gardner is subject to customary non-solicitation, non-competition and confidentiality covenants.

We refer you to footnote (11) to the Summary Compensation Table for information on the Gardner Restricted Shares and vesting of those shares.

Ms. Gardner has entered into a stockholders’ agreement with us and Partners II. The only provisions of the stockholders’ agreement that will survive the consummation of this offering impose certain restrictions on the transfer of Ms. Gardner’s shares (Gardner Restricted Shares and any other shares she may subsequently acquire) and give us rights to purchase Ms. Gardner’s shares in certain circumstances.

Under Ms. Gardner’s employment agreement, if we terminate her employment without “cause” or she terminates her employment for “good reason” (each as defined in the employment agreement), Ms. Gardner will be entitled to receive her base salary for one year and a pro-rated amount of any bonus that she would have otherwise received for the fiscal year ending before the termination date. However, Ms. Gardner’s right to the continuation of her base salary for one year following the termination of her employment will cease upon the date that she becomes employed by a new employer or otherwise begins providing services for another entity, provided that if the cash compensation she receives from her new employer or otherwise is less than her base salary in effect immediately prior to her termination date, she will be entitled to receive the difference between her base salary and her new amount of cash compensation during the remainder of the severance period.

James Scully.    We have entered into an employment agreement dated August 16, 2005, with James Scully, pursuant to which he has agreed to serve as our Executive Vice President and Chief Financial Officer, effective September 7, 2005, for a three year period, subject to automatic one-year renewals unless we or Mr. Scully provide four month’s written notice prior to the expiration of the then current term. The agreement provides for a base salary of $475,000, which will be reviewed annually by us. He is eligible to receive an annual bonus with a target bonus of 50% of base salary and a maximum of 100% of base salary, based upon the achievement of certain company and individual performance objectives, provided that for fiscal 2005, Mr. Scully will have a guaranteed bonus of $250,000. Mr. Scully will also be entitled to receive a $165,000 transition support payment, provided that in the event he voluntarily terminates his employment without “good reason” or we terminate his employment for “cause” (each as defined in the agreement) within the first year of employment, Mr. Scully will be required to immediately pay us back a pro-rata portion of the transition support payment. The agreement also provides Mr. Scully with relocation assistance in connection with his relocation to New York in accordance with our executive homeowner relocation policy, provided that in the event that he voluntarily terminates his employment without good reason prior to the first anniversary of his employment, he will be required to immediately pay back a pro-rata portion of all relocation assistance payments that he received. In addition we have granted to Mr. Scully the following equity awards: (i) options to purchase 50,000 shares of our common stock at an exercise price per share equal to $13.40 on the date of grant, which we refer to as “initial options,” (ii) premium options to purchase an additional 40,000 shares at an exercise price equal to $15.00 per share and 40,000 shares at an exercise price equal to $25.00 per share, which we refer to as “premium options,” and (iii) 35,000 restricted shares, all of which will vest in equal annual installments beginning on the first anniversary of the grant date. Under the agreement, Mr. Scully is subject to customary non-solicitation, non-competition and confidentiality covenants.

Under Mr. Scully’s agreement, if we terminate his employment without “cause” or he terminates his employment for “good reason”, he will be entitled to receive his base salary for one year, continuation of medical benefits for one year, which may be provided by us reimbursing payment of COBRA premiums, and a pro-rated amount of any bonus that he would have otherwise received for the fiscal year that includes the termination date. However, Mr. Scully’s right to the continuation of his base salary and medical coverage for the one-year period following termination of employment will cease, respectively, upon the date that he becomes employed by a new employer or otherwise begins providing services for another entity and the date he becomes eligible for coverage under another group health plan, provided that if the cash compensation he receives from his new employer or otherwise is less than his base salary in effect immediately prior to his termination date, he will be entitled to receive the difference between his base salary and his new amount of cash compensation during the remainder of the severance period.

Amended and Restated 1997 Stock Option Plan

Our board of directors adopted the 1997 Stock Option Plan (“1997 Plan”) on October 17, 1997, and our stockholders approved the 1997 Plan on December 29, 1997.

Share Reserve.    We have authorized 1,910,000 shares of our common stock for issuance under the 1997 Plan. The aggregate number of shares available for issuance under the 1997 Plan may be adjusted in the case of a stock dividend, recapitalization, stock split, reverse stock split, merger, or other similar corporate transaction or event, in order to prevent dilution or enlargement of the benefits or potential benefits intended to be provided under the 1997 Plan. In addition, shares subject to stock awards that have expired, been forfeited or otherwise terminated without having been exercised may be subject to new awards under the 1997 Plan. As of July 31, 2005, options to purchase 1,668,300 shares of our common stock at a weighted average exercise price of $8.47 per share were outstanding under the 1997 Plan.

Eligibility.    Key employees, officers, and consultants of our company or our subsidiaries are eligible to participate in the 1997 Plan.

Administration.    The 1997 Plan is currently administered by our compensation committee. Our compensation committee determines, among other things, which eligible persons are to receive awards, the number of shares of our common stock subject to each award, the exercise price per share underlying each option, the vesting schedule for each stock option, and the other terms and conditions of each award, consistent with the provisions of the 1997 Plan. The terms and conditions of each award shall be set forth in a written award agreement with the recipient. Our compensation committee has authority to interpret and administer the 1997 Plan and any award agreement and to establish rules and regulations for the administration of the 1997 Plan.

Options.    Options granted under the 1997 Plan will be nonqualified stock options. The holder of an option granted under the 1997 Plan will be entitled to purchase a number of shares of our common stock at a specified exercise price during a specified time period, as determined by our compensation committee. Options granted under the 1997 Plan may become exercisable based on the optionee’s continued employment and, prior to this offering, may be exercised only if the optionee agrees to be bound by a stockholders’ agreement. The exercise price for an option may be paid in cash, in shares of our common stock valued at fair market value on the exercise date, or by such other method as the compensation committee may approve. Options granted under the 1997 Plan generally may be transferred with or without written consent only by will or by the laws of descent and distribution.

Certain Corporate Transactions; Change in Control.    In the event of certain corporate transactions, such as a merger or consolidation in which we are not the surviving entity or a sale of all or substantially all of the assets of our company, the 1997 Plan provides that the compensation committee has the power to provide for the exchange of each outstanding option for a comparable option or stock appreciation right issued by our successor company or its parent and make an equitable adjustment to the exercise price and number of shares or, if appropriate, provide for a cash payment to the optionee in partial consideration for the option exchange. No award agreement entered into pursuant to the 1997 Plan provides for the acceleration of any exercise schedule or vesting schedule with respect to an award solely because of a “change in control” of our company. However, awards may provide for the acceleration of the exercise schedule or vesting schedule in the event of the termination of the recipient’s employment with us by us without cause or by the recipient for good reason within a specified period of time following a change in control.

Amendment and Termination.    The compensation committee may amend or modify the 1997 Plan or the terms of any option at any time, subject to any required approval of our stockholders or the recipients of outstanding awards. The compensation committee may, at any time, terminate any outstanding option for consideration equal to the fair market value per share less the exercise price.

Federal Income Tax Consequences.    The following is a summary of the general federal income tax consequences to our company and to U.S. taxpayers of awards granted under the 1997 Plan. Tax consequences for any particular individual or under state or non-U.S. tax laws may be different.

Non-Qualified Stock Option (each, an “NSO”).    No taxable income is reportable when an NSO is granted. Upon exercise, generally, the recipient will have ordinary income equal to the fair market value of the underlying shares of stock on the exercise date minus the exercise price. Any gain or loss upon the disposition of the stock received upon exercise will be capital gain or loss to the recipient.

Tax Effect for Our Company.    We generally will receive a tax deduction for any ordinary income recognized by a participant in respect of an award under the 1997 Plan (for example, upon the exercise of a NSO). Special rules limit the deductibility of compensation paid to our CEO and to each of our four most highly compensated executive officers. Under Section 162(m), the annual compensation paid to each of these executives may not be deductible to the extent that it exceeds $1 million. However, we intend to rely on Treas. Reg. Section 1.162-27(f) which provides that the deduction limit of Section 162(m) does not apply to any remuneration paid pursuant to a compensation plan or agreement that existed during the period in which the company was not publicly held. We may rely on this grandfather provision for up to three years after we become publicly held. Additionally, after the expiration of the grandfather, we can preserve the deductibility of compensation over $1 million if certain conditions of Section 162(m) are met, including obtaining shareholder approval of the 1997 Plan and setting limits on the number of awards that any individual may receive. Our deduction may also be limited by Section 280G of the Code.

2003 Equity Incentive Plan

Our board of directors adopted the 2003 Equity Incentive Plan (“2003 Plan”) on January 25, 2003, and our stockholders approved the 2003 Plan on February 10, 2003.

Share Reserve.    We have authorized 4,798,160 shares of our common stock for issuance under the 2003 Plan. Unless our compensation committee determines otherwise, of the maximum number of shares reserved for issuance: (a) 1,115,812 shares are reserved for the issuance of stock options with an exercise price of $6.82 per share, provided that if the fair market value of a share of our common stock is greater than $6.82, such exercise price may be greater than $6.82 per share; (b) 1,115,812 shares are reserved for the issuance of stock options with an exercise price of $25.00 per share, provided that if the fair market value of a share of our common stock is greater than $25.00, such exercise price may be greater than $25.00 per share; (c) 1,115,812 shares are reserved for the issuance of stock options with an exercise price of $35.00 per share, provided that if the fair market value of a share of our common stock is greater than $35.00, such exercise price may be greater than $35.00 per share; and (d) 1,450,724 shares are reserved for the issuance of restricted shares. The aggregate number of shares available for issuance under the 2003 Plan may be adjusted in the case of a stock dividend, recapitalization, stock split, reverse stock split, merger, or other similar corporate transaction or event, in order to prevent dilution or enlargement of the benefits or potential benefits intended to be provided under the 2003 Plan. As of July 31, 2005, options to purchase 3,029,142 shares of our common stock at a weighted average exercise price of $16.57 per share were outstanding under the 2003 Plan.

Eligibility.    Key employees, officers, directors and consultants of our company or our subsidiaries are eligible to participate in the 2003 Plan.

Types of Awards.    The 2003 Plan permits the granting of nonqualified stock options and shares of restricted stock.

Administration.    The 2003 Plan is currently administered by our compensation committee. Our compensation committee determines, among other things, which eligible persons are to receive awards, the number of shares of our common stock subject to each award, the exercise price of shares underlying the stock options, the vesting schedule for each stock option and restricted stock award, and the other terms and conditions of each award, consistent with the provisions of the 2003 Plan. The terms and conditions of each award shall be set forth in a written award agreement with the recipient. Our compensation committee has authority to interpret and administer the 2003 Plan and any award agreement and to establish rules and regulations for the administration of the 2003 Plan.

Options.    Options granted under the 2003 Plan will be nonqualified stock options. The holder of an option granted under the 2003 Plan will be entitled to purchase a number of shares of our common stock at a specified exercise price during a specified time period, as determined by our compensation committee. Options granted under the 2003 Plan may become exercisable based on the recipient’s continued employment and, prior to this offering, may be exercised only if the optionee agrees to be bound by a stockholders’ agreement. To the extent that any option or restricted stock granted under the 2003 Plan is forfeited, terminates, expires or is canceled without having been exercised, the shares of common Stock covered by such option or restricted stock shall again be available for grant under the 2003 Plan. The exercise price for an option may be paid in cash, in shares of our common stock valued at fair market value on the exercise date, or by such other method as the compensation committee may approve. Options granted under the 2003 Plan generally may be transferred without our prior written consent only by will or by the laws of descent and distribution.

Shares of Restricted Stock.    A participant who is issued shares of restricted stock pursuant to the 2003 Plan will own shares of our common stock subject to such restrictions as determined by our compensation committee. Shares of restricted stock and restricted stock units granted under the 2003 Plan will vest at such times or upon the occurrence of such events as determined by our compensation committee. Shares of restricted stock that have not vested generally will be subject to forfeiture by the participant, without payment of any consideration by our company, if the participant’s employment or service terminates. Unless otherwise permitted by our compensation committee, shares of restricted stock granted under the 2003 Plan may not be transferred by the participant prior to vesting.

Certain Corporate Transactions; Change in Control.    In the event of certain corporate transactions, such as a merger or consolidation in which we are not the surviving entity or a sale of all or substantially all of the assets of our company, the 2003 Plan provides that (a) each outstanding option or restricted stock award may be assumed or substituted with a comparable option or restricted stock award by our successor company or its parent, (b) each outstanding option or restricted stock award may be cancelled and the recipient will receive a cash payment equal to, with respect to a stock option, the excess of the value of securities and property (including cash) received by the holders of shares of our common stock as a result of such event over the exercise price of such option, and with respect to restricted stock, the value of securities and property (including cash) received by the holders of the shares of our common stock as a result of such event; or (c) any combination of (a) or (b). No award agreement entered into pursuant to the 2003 Plan provides for the acceleration of any exercise schedule or vesting schedule with respect to an award solely because of a “change in control” of our company. However, awards may provide for the acceleration of the exercise schedule or vesting schedule in the event of the termination of the recipient’s employment with us by us without cause or by the recipient for good reason within a specified period of time following a change in control.

Amendment and Termination.    Our board of directors may amend or modify the 2003 Plan at any time, subject to any required approval of our stockholders or the recipients of outstanding awards. The compensation committee may, at any time, terminate any outstanding option for consideration equal to the fair market value per share less the exercise price.

Federal Income Tax Consequences.    The following is a summary of the general federal income tax consequences to our company and to U.S. taxpayers of awards granted under the 2003 Plan. Tax consequences for any particular individual or under state or non-U.S. tax laws may be different.

Non-Qualified Stock Options (each, an “NSO”).    No taxable income is reportable when an NSO is granted. Upon exercise, generally, the recipient will have ordinary income equal to the fair market value of the underlying shares of stock on the exercise date minus the exercise price. Any gain or loss upon the disposition of the stock received upon exercise will be capital gain or loss to the recipient.

Restricted Stock.    A recipient of restricted stock will not have taxable income upon the grant unless he or she elects to be taxed at that time. Instead, he or she will have ordinary income at the time of vesting equal to the fair market value on the vesting date of the shares (or cash) received minus any amount paid for the shares.

Tax Effect for Our Company.    We generally will receive a tax deduction for any ordinary income recognized by a participant in respect of an award under the 2003 Plan (for example, upon the exercise of a NSO). Special rules limit the deductibility of compensation paid to our CEO and to each of our four most highly compensated executive officers. Under Section 162(m), the annual compensation paid to each of these executives may not be deductible to the extent that it exceeds $1 million. However, we intend to rely on Treas. Reg. Section 1.162-27(f) which provides that the deduction limit of Section 162(m) does not apply to any remuneration paid pursuant to a compensation plan or agreement that existed during the period in which the company was not publicly held. We may rely on this grandfather provision for up to three years after we become publicly held. Additionally, after the expiration of the grandfather, we can preserve the deductibility of compensation over $1 million if certain conditions of Section 162(m) are met, including obtaining shareholder approval of the 2003 Plan and setting limits on the number of awards that any individual may receive. Our deduction may also be limited by Section 280G of the Code.

2005 Equity Incentive Plan

Our board of directors adopted the 2005 Equity Incentive Plan (“2005 Plan”) on             , 2005.

Share Reserve.    We have authorized              shares (three percent of our outstanding shares, after giving effect to this offering, on a fully-diluted basis) of our common stock for issuance under the 2005 Plan; provided that to the extent that any award granted under the 1997 Plan or the 2003 Plan terminates, expires or is canceled or is forfeited without having been exercised, the shares of our common stock covered by such award shall be treated as not issued pursuant to such plans and shall be available for grant under the 2005 Plan, but shall not be counted toward the aggregate number of shares of our common stock reserved for issuance under the 2005 Plan. Out of such aggregate, the maximum number of shares of our common stock that may be covered by incentive stock options, within the meaning of Section 422 of the Code shall not exceed              shares of common stock. To the extent that any equity based award granted under the 2005 Plan is forfeited, terminates, expires or is canceled without having been exercised, the shares of our common stock covered by such award shall again be available for grant under the 2005 Plan. The aggregate number of shares available for issuance under the 2005 Plan may be adjusted in the case of a stock dividend, recapitalization, stock split, reverse stock split, merger, or other similar corporate transaction or event, in order to prevent dilution or enlargement of the benefits or potential benefits intended to be provided under the 2005 Plan.

Eligibility.    Employees, independent contractors and directors of our company or our subsidiaries are eligible to participate in the 2005 Plan.

Types of Awards.    The 2005 Plan permits the granting of incentive stock options, nonqualified stock options, shares of restricted stock, restricted stock units, stock appreciation rights, phantom stock, performance shares, deferred share units and share-denominated performance units.

Administration.    The 2005 Plan is administered by a committee, which shall consist solely of two or more persons, each of whom qualifies as a “non-employee director” (within the meaning of Rule 16b-3 promulgated under Section 16 of the Exchange Act), as an “outside director” within the meaning of Treasury Regulation Section 1.162-27(e)(3), and as “independent” within the meaning of any applicable stock exchange or similar regulatory authority, which such composition will be phased in pursuant to any applicable transition period. The committee determines, among other things, which eligible employees and independent contractors are to receive awards, the number of shares of our common stock subject to each award, and the terms and conditions of each award granted to employees and independent contractors, consistent with the provisions of the 2005 Plan. Our board of directors will have parallel authority with respect to awards granted to directors. The terms and conditions of each award shall be set forth in a written award agreement with the recipient. The committee has authority to interpret and administer the 2005 Plan and any award agreement and to establish rules and regulations for the administration of the 2005 Plan.

Options.    Options granted under the 2005 Plan may be either incentive stock options or nonqualified stock options, and such designation shall be stated on the award agreement. The holder of an option granted under the 2005 Plan will be entitled to purchase a number of shares of our common stock at a specified exercise price during a specified time period, as determined by our compensation committee. The exercise price per share of our common stock covered by any option shall not be less than 100% of the fair market value of a share of our common stock on the date on which such option is granted. The aggregate fair market value of shares of common stock with respect to which incentive stock options are exercisable for the first time by a participant during any calendar year under the 2005 Plan and any other stock option plan of our company or our subsidiaries shall not exceed $100,000.

An option shall be exercised by such methods and procedures as the committee determines from time to time, including without limitation through net physical settlement or other method of cashless exercise. Options granted under the 2005 Plan generally may be transferred without our prior written consent only by will or by the laws of descent and distribution.

Other Stock-Based Awards.    The committee may grant other stock-based awards to employees and independent contractors and our board of directors may grant such awards to directors subject to such terms and conditions as the committee or our board of directors, as appropriate, may determine. Each such award may (i) involve the transfer of actual shares of our common stock to participants, either at the time of grant or thereafter, or payment in cash or otherwise of amounts based on the value of shares of our common stock, (ii) be subject to performance-based and/or service-based conditions, (iii) be in the form of stock appreciation rights, phantom stock, restricted stock, restricted stock units, performance shares, deferred share units or share-denominated performance units, (iv) be designed to comply with applicable laws of jurisdictions other than the United States, and (v) be designed to qualify as performance-based compensation (by satisfying the requirements of Section 162(m) of the Code for deductibility of remuneration paid to “covered employees”); provided that each such award shall be denominated in, or shall have a value determined by reference to, a number of shares of our common stock that is specified at the time of the grant of such award.

Performance-Based Compensation.    The amount payable with respect to an award that is intended to qualify as performance-based compensation under the 2005 Plan shall be determined in any manner permitted by Section 162(m) of the Code. The committee shall establish performance measures, the level of actual achievement of performance goals and the amount payable with respect to an award intended to qualify under Section 162(m) of the Code. The committee may use such business criteria and other measures of performance as it may deem appropriate in establishing any performance conditions, and may, subject to certain limitations, exercise its discretion to reduce the amounts payable under any award subject to performance conditions.

The grant, exercise and/or settlement of such performance or annual incentive award shall be contingent upon achievement of pre-established performance goals which shall consist of one or more business criteria and a targeted level or levels of performance with respect to each of such criteria. Performance goals shall be objective and shall otherwise meet the requirements of Section 162(m) and regulations thereunder.

One or more of the following business criteria for our company shall be used by the committee in establishing performance goals for such awards: (i) net income or operating net income (before or after taxes, interest, depreciation, amortization, and/or nonrecurring/unusual items), (ii) return on assets, return on capital, return on equity, return on economic capital, return on other measures of capital, return on sales, or other financial criteria, (iii) revenue or net sales, (iv) gross profit or operating gross profit, (v) cash flow, (vi) productivity or efficiency ratios, (vii) share price or total shareholder return, (viii) earnings per share, (ix) budget and expense management, (x) customer and product measures, including market share, high value client growth, and customer growth, (xi) working capital turnover and targets, (xii) margins, (xiii) economic value added or other value added measurements, (xiv) customer satisfaction based on specific goals, such as customer survey results or loyalty measures, (xv) employee measures based on specified goals, such as turnover, satisfaction surveys or sales per employee; staffing, diversity, training and development, (xvi) inventory turnover or inventory shrinkage, and (xvii) market penetration, geographic expansion or new concept development, in any such case (x) considered absolutely or relative to historic performance or relative to one or more other businesses, (y) determined for the Company or any business unit or division thereof, and/or (z) compared to the actual performance by a competitor or group of competitors determined in the discretion of the committee. Performance goals may differ for awards granted to any one participant or to different participants.

Certain Corporate Transactions; Change in Control.    In the event of certain corporate transactions, such as a merger or consolidation in which we are not the surviving entity or a sale of all or substantially all of the assets of our company, the 2005 Plan provides that the committee shall, in its sole discretion, have the power to (i) cancel each outstanding award and pay to the participant to whom such award was granted an amount in cash, for each share of our common stock subject to such award and/or (ii) provide for the exchange of each outstanding award for an award with respect to, as appropriate, some or all of the property which a holder of the number of shares of our common stock subject to such award would have received in such transaction with an equitable adjustment to the exercise price of such award, or to the number of shares or amount of property subject to such award, or if appropriate, provide for a cash payment to the participant to whom such award was granted in partial consideration for the exchange of the award.

Amendment and Termination.    Our board of directors may amend or modify the 2005 Plan at any time, subject to any required approval of our stockholders or the recipients of outstanding awards.

Federal Income Tax Consequences.    The following is a summary of the general federal income tax consequences to our company and to U.S. taxpayers of awards granted under the 2005 Plan. Tax consequences for any particular individual or under state or non-U.S. tax laws may be different.

Non-Qualified Stock Options (each, an “NSO”) and Stock Appreciation Rights (each, a “SAR”). No taxable income is reportable when a NSO or SAR is granted. Upon exercise, generally, the recipient will have ordinary income equal to the fair market value of the underlying shares of stock on the exercise date minus the exercise price. Any gain or loss upon the disposition of the stock received upon exercise will be capital gain or loss to the recipient.

Incentive Stock Options (each an “ISO”).    No taxable income is reportable when an ISO is granted or exercised (except for participants who are subject to the alternative minimum tax, who may be required to recognize income in the year in which the ISO is exercised). If the recipient exercises the ISO and then sells the underlying shares of stock more than two years after the grant date and more than one year after the exercise date, the excess of the sale price over the exercise price will be taxed as capital gain or loss. If the recipient exercises the ISO and sells the shares before the end of the two- or one-year holding periods, he or she generally will have ordinary income at the time of the sale equal to the fair market value of the shares on the exercise date (or the sale price, if less) minus the exercise price of the ISO.

Restricted Stock and Performance Shares.    A recipient of restricted stock, restricted stock units or performance shares will not have taxable income upon the grant unless, in the case of restricted stock, he or she elects to be taxed at that time. Instead, he or she will have ordinary income at the time of vesting equal to the fair market value on the vesting date of the shares (or cash) received minus any amount paid for the shares.

Other Awards.    With respect to other awards involving the issuance of shares of our common stock or other property that is restricted as to transferability and subject to a substantial risk of forfeiture, the participant must generally recognize ordinary income equal to the fair market value of the shares or other property received at the first time the shares or other property become transferable or no longer subject to a substantial risk of forfeiture, whichever occurs earlier. With respect to other awards that result in the payment or issuance of cash or shares of our common stock or other property that is either not restricted as to transferability or not subject to a substantial risk of forfeiture, the participant must generally recognize ordinary income equal to the cash or the fair market value of Shares or other property received. Any deferral of the time of payment or issuance will generally result in the deferral of the time the participant will be liable for income taxes with respect to such payment or issuance.

Tax Effect for Our Company.    We generally will receive a tax deduction for any ordinary income recognized by a participant in respect of an award under the 2005 Plan (for example, upon the exercise of a NSO). In the case of ISOs that meet the requirements described above, the participant will not recognize ordinary income; therefore, we will not receive a deduction. Special rules limit the deductibility of compensation paid to our CEO and to each of our four most highly compensated executive officers. Under Section 162(m), the annual compensation paid to each of these executives may not be deductible to the extent that it exceeds $1 million. However, we intend to rely on Treas. Reg. Section 1.162-27(f) which provides that the deduction limit of Section 162(m) does not apply to any remuneration paid pursuant to a compensation plan or agreement that existed during the period in which the company was not publicly held. We may rely on this “grandfather” provision for up to three years after we become publicly held. Additionally, after the expiration of the grandfather provision, we can preserve the deductibility of compensation over $1 million if certain conditions of Section 162(m) are met. These conditions include shareholder approval of the 2005 Plan, setting limits on the number of awards that any individual may receive and establishing performance criteria that must be met before the award will actually be granted, be settled, vest or be paid. The 2005 Plan has been designed to permit the committee to grant awards that qualify as performance-based for purposes of satisfying the conditions of Section 162(m). Our deduction may also be limited by Section 280G of the Code.

Company Bonus Plan

On April 12, 2005, our compensation committee approved the financial goals under our bonus plan for fiscal 2005, which we refer to as the “2005 Plan,” for the annual cash bonus awards payable to eligible employees participating in the 2005 Plan, including Messrs. Drexler and Pfeifle and Mss. Bokman and Gardner. The bonuses payable under the 2005 Plan will be based on the extent to which we meet or exceed specific financial goals established by the compensation committee and individual performance assessments as determined in the discretion of our management. For Messrs. Drexler and Pfeifle and Ms. Gardner, the amount of the actual bonus award could range from zero to 100% of annual base salary, with targets ranging from 35% to 50% of annual base salary.

Executive Severance Arrangements

Amanda Bokman, our former Chief Financial Officer, has a separation agreement with us, which provides for the termination of her employment effective as of June 17, 2005. Pursuant to this separation agreement, she is entitled to the continuation of her base salary at the rate of $400,000 per annum until the earlier of (a) the first anniversary of the date of the termination of her employment or (b) the date she obtains new employment, provided that if she receives cash compensation of less than $400,000 per annum in connection with any new employment, we will continue to pay an incremental amount until the first anniversary of the date of the termination of her employment so that the compensation Ms. Bokman receives from her new employment plus the incremental amount from us equals $400,000 on an annualized basis. Ms. Bokman is also entitled to receive (i) a pro-rata bonus of at least $38,000 for fiscal 2005; (ii) reimbursement of the cost of COBRA premiums during the period beginning on the date of the termination of her employment and ending on the earlier of the first anniversary of the date of termination or the date she becomes eligible for medical coverage in connection with any new employment; and (iii) outplacement services, upon request. In addition, in accordance with the provisions of our 2003 Equity Incentive Plan, all of Ms. Bokman’s unvested options and unvested restricted shares terminated as of the date of termination, and all vested options as of the date of termination will terminate 90 days from that date. All of the payments and benefits described above are contingent on Ms. Bokman’s execution of a general release of claims against us arising out of or related to her employment with us or the termination of that employment and compliance with the restrictive covenants provided in her employment agreement with us. In the event that Ms. Bokman violates any of her obligations under the separation agreement, she will forfeit her right to receive the above payments and benefits and all vested options shall immediately expire.

Compensation Committee Interlocks and Insider Participation

In fiscal 2004, the members of our compensation committee were Messrs. Coulter (Chairman) and Sloan and Ms. Scott. Ms. Scott is a former Chairman, former Chief Executive Officer and former Vice-Chairman of J.Crew. Mr. Sloan is the President of UV, Inc., which is the general partner of University Village Limited Partnership, the owner and operator of University Village Shopping Center in Seattle, Washington. J.Crew has entered into a 10-year lease agreement with University Village Limited Partnership with respect to the lease of 7,400 square feet at the University Village Shopping Center for the operation of one of our retail stores. See “Certain Relationships and Related Transactions—University Village Lease.”

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Beneficial ownership of shares is determined under the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. Except as indicated by footnote, and subject to applicable community property laws, we believe that each person identified in the table possesses sole voting and investment power with respect to all shares of common stock held by that person. Shares of common stock subject to options currently exercisable or exercisable within 60 days of August 27, 2005 are deemed outstanding for calculating the percentage of outstanding shares of the person holding these options, but are not deemed outstanding for calculating the percentage of any other person. The beneficial ownership of shares of our common stock after the offering as set forth below is calculated assuming an aggregate of                  shares will be sold in this offering and an aggregate of                 shares will be issued in connection with the Conversion and the TPG Subscription. In the event that a different number of shares is sold, the beneficial ownership of holders of our common stock may be significantly different from that set forth below.

The following table sets forth information regarding the beneficial ownership of the shares of our common stock as of August 27, 2005 by stockholders known by us to beneficially own more than five percent of our outstanding common stock.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
			Before Offering	After Offering(1)
Common stock	TPG Advisors II, Inc. 301 Commerce Street Suite 3300 Fort Worth, TX 76102	8,972,797 shares(2)(3)	51%
Common stock	Emily Scott J.Crew Group, Inc. 770 Broadway New York, NY 10003	2,767,377 shares(4)	16%
Common stock	Millard S. Drexler J.Crew Group, Inc. 770 Broadway New York, NY 10003	2,680,206 shares(5)	15%

(1)	Gives effect to this offering, the Conversion and the TPG Subscription. See “Transactions in Connection with the Offering.”
(2)	TPG Advisors II, Inc. is the general partner of TPG Gen Par II, L.P. (“GenPar II”), which is the general partner of each of Partners II, TPG Parallel II, L.P. (“Parallel II”), TPG Investors II, L.P. (together with Partners II and Parallel II, the “TPG II Funds”), and TPG 1999 Equity II, L.P. (“Equity II”). The TPG II Funds and Equity II beneficially own 8,972,797 shares of our common stock directly. TPG Advisors II, Inc. may be deemed to be the beneficial owner of shares beneficially owned by the TPG II Funds and Equity II but disclaims such beneficial ownership pursuant to rules promulgated under the Exchange Act. David Bonderman, James G. Coulter and William S. Price, III (the “Shareholders”) are directors, officers and shareholders of TPG Advisors II, Inc. and may be deemed to be the beneficial owners of shares owned by the TPG II Funds and Equity II. Each Shareholder disclaims beneficial ownership of any securities beneficially owned by the TPG II Funds and Equity II.
(3)	Includes 1,659,000 shares not currently owned but issuable to the TPG II Funds and Equity II upon conversion of the 5.0% Notes Payable. The TPG II Funds and Equity II together hold a 50% membership interest in TPG-MD Investment, LLC, which beneficially owns the 5.0% Notes Payable directly. We refer you to “Certain Relationships and Related Transactions—TPG-MD Investment Notes Payable” for more information. The TPG II Funds and Equity II have agreed to convert the 5.0% Notes Payable into shares of our common stock at a conversion price of $6.82 per share of common stock immediately prior to the consummation of this offering. We refer you to “Transactions in Connection with the Offering” for more information.
(4)	Includes 497,200 shares not currently owned but issuable upon the exercise of stock options awarded under our stock option plans that are currently exercisable.
(5)	Includes (i) 340,236 shares owned by Mr. Drexler, (ii) 262,524 shares beneficially owned by a family trust for which Mr. Drexler is a trustee, (iii) 418,446 shares not currently owned but issuable upon the exercise of stock options awarded under our stock option plans that are currently exercisable, and (iv) 1,659,000 shares not currently owned but issuable to TPG-MD Investment, LLC upon conversion of the 5.0% Notes Payable. We refer you to “Certain Relationships and Related Transactions—TPG-MD Investment Notes Payable” for more information. An entity controlled by Mr. Drexler, MDJC LLC, holds a 50% membership interest in TPG-MD Investment LLC, which beneficially owns the 5.0% Notes Payable directly. Mr. Drexler has agreed to convert the 5.0% Notes Payable into shares of our common stock at a conversion price of $6.82 per share of common stock immediately prior to the consummation of this offering. We refer you to “Transactions in Connection with the Offering” for more information.

The following table sets forth information regarding the beneficial ownership of each class of our equity securities as of August 27, 2005 by each of our directors and executive officers, and our directors and executive officers as a group.

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership		Percent of Class
				Before Offering	After Offering(1)
Common stock	Richard Boyce	55,200		*
Common stock	James Coulter	8,972,797	(2)	51%
Common stock	Steven Grand-Jean	12,500		*
Common stock	Emily Scott	2,767,377	(4)	16%
Common stock	Thomas Scott	12,500	(3)	*
Common stock	Stuart Sloan	12,500	(3)	*
Common stock	Josh Weston	32,978	(5)	*
Common stock	Millard Drexler	2,680,206	(6)	15%
Common stock	Roxane Al-Fayez	17,500		*
Common stock	Tracy Gardner	12,500	(7)	*
Common stock	Jeffrey Pfeifle	178,539	(8)	1%
Common stock	All directors and executive officers as a group	14,732,511		83%
Series A preferred stock	James Coulter	73,475	(9)	79%
Series A preferred stock	Emily Scott	2,979		3%
Series A preferred stock	Josh Weston	60		*
Series A preferred stock	All directors and executive officers as a group	76,514		83%

*	Represents less than 1% of the class.
(1)	Gives effect to this offering, the Conversion and the TPG Subscription. See “Transactions in Connection with the Offering.”
(2)	As a Shareholder, Mr. Coulter may be deemed to be the beneficial owner of shares owned by the TPG II Funds and Equity II. Includes 1,659,000 shares not currently owned but issuable to the TPG II Funds and Equity II upon conversion of the 5.0% Notes Payable. We refer you to “Certain Relationships and Related Transactions—TPG-MD Investment Notes Payable” for more information. Mr. Coulter disclaims beneficial ownership of the shares owned by the TPG II Funds and Equity II. The TPG II Funds and Equity II have agreed to convert the 5.0% Notes Payable into shares of our common stock at a conversion price of $6.82 per share of common stock immediately prior to the consummation of this offering. We refer you to “Transactions in Connection with the Offering” for more information.
(3)	Includes 7,500 shares not currently owned but issuable upon the exercise of stock options awarded under our stock option plans that are currently exercisable or become exercisable within 60 days.
(4)	Includes 497,200 shares not currently owned but issuable upon the exercise of stock options awarded under our stock option plans that are currently exercisable or become exercisable within 60 days.
(5)	Includes 2,500 shares not currently owned but issuable upon the exercise of stock options awarded under our stock option plans that are currently exercisable or become exercisable within 60 days.
(6)	Includes (i) 340,236 shares owned by Mr. Drexler, (ii) 262,524 shares beneficially owned by a family trust of which Mr. Drexler is a trustee, (iii) 418,446 shares not currently owned but issuable upon the exercise of stock options awarded under our stock option plans that are currently exercisable or become exercisable within 60 days, and (iv) 1,659,000 shares not currently owned but issuable to TPG-MD Investment, LLC upon conversion of the 5.0% Notes Payable. An entity controlled by Mr. Drexler, MDJC LLC, holds a 50% membership interest in TPG-MD Investment LLC, which beneficially owns the 5.0% Notes Payable directly. We refer you to “Certain Relationships and Related Transactions—TPG-MD Investment Notes Payable” for more information. Mr. Drexler has agreed to convert the 5.0% Notes Payable into shares of our common stock at a conversion price of $6.82 per share of common stock immediately prior to the consummation of this offering. We refer you to “Transactions in Connection with the Offering” for more information.
(7)	Includes 12,500 shares not currently owned but issuable upon the exercise of stock options awarded under our stock option plans that are currently exercisable or become exercisable within 60 days.
(8)	Includes 55,794 shares not currently owned but issuable upon the exercise of stock options awarded under our stock option plans that are currently exercisable or become exercisable within 60 days.
(9)	Mr. Coulter, together with Messrs. Bonderman and Price, are directors, officers and shareholders of TPG Advisors II, Inc., which is the general partner of GenPar II, which in turn is the general partner of each of the TPG II Funds. Mr. Coulter may be deemed to be the beneficial owner of 73,475 shares of our Series A Preferred Stock held directly by TPG II Funds. Mr. Coulter disclaims beneficial ownership of any securities beneficially owned by such funds.

We know of no arrangements, including any pledge by any person of our securities, the operation of which may at a subsequent date result in a change in control of us.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Tax Sharing Arrangement

We and our subsidiaries entered into a tax sharing agreement which generally provides (among other things) that our consolidated tax liability will be allocated among us and our subsidiaries in proportion to separate taxable incomes.

5.0% Notes Payable

Pursuant to a credit agreement with TPG-MD Investment, LLC, an entity controlled by TPG and Mr. Drexler, we issued to TPG-MD Investment, LLC the 5.0% Notes Payable. The 5.0% Notes Payable bear interest at 5.0% per annum payable semi-annually in arrears on January 31 and July 31, commencing on July 31, 2003. Interest is compounded and capitalized and added to the principal amount on each interest payment date. Under the terms of TPG-MD Investment, LLC’s operating agreement, the distributions payable to Mr. Drexler under this credit agreement go directly to MDJC LLC, an entity whose sole members are Mr. Drexler, a trust for which Mr. Drexler and his wife are trustees and Grand-Jean Capital Management, which is owned by Steven Grand-Jean, a director of J.Crew. As payment for certain financial advisory services that Mr. Grand-Jean rendered to Mr. Drexler and pursuant to MDJC LLC’s operating agreement, Mr. Grand-Jean is entitled to distributions under certain circumstances from his equity interest in MDJC LLC.

For a more detailed discussion of the 5.0% Notes Payable, see “Description of Certain Indebtedness—5.0% Notes Payable”.

License Agreement

On October 20, 2005 we entered into a trademark license agreement with Mr. Drexler, our Chairman and Chief Executive Officer, and Millard S. Drexler, Inc., a corporation of which Mr. Drexler is a principal, whereby Mr. Drexler granted us a thirty-year exclusive, worldwide license to use a trademark and associated intellectual property rights owned by him to develop a supplemental clothing, footwear and accessories line. In consideration for the license, we will reimburse Mr. Drexler’s actual costs expended in acquiring and developing this mark (not to exceed $300,000 in total), pay royalties of $1 per year during the term of the license, and recognize Mr. Drexler as “founder” and “creator” of any business developed in connection with this mark. We also agreed that, during Mr. Drexler’s employment, we will not assign or spin off ownership of the mark without his consent other than as part of a sale of the entire company (except that we may pledge or hypothecate our interest in the mark as part of bank or other financings).

Mr. Drexler has further agreed to assign to us all of his residual rights in this mark and all associated intellectual property for no additional consideration if we (a) establish an operating business unit using this mark and (b) invest at least $7.5 million in developing this mark; provided, however, that Mr. Drexler will have no obligation to assign such rights if we terminate his employment without cause or he resigns with good reason before we meet conditions (a) and (b) above.

In addition, if one of the following events occurs prior to his assignment of his residual rights, Mr. Drexler will have the right to terminate the license within the first ninety days of the occurrence of such event: (a) we have not made the $7.5 million capital commitment prior to Mr. Drexler’s termination without cause or resignation with good reason, (b) we decide, before making the $7.5 million commitment, to discontinue our plans to use this mark and we have no bona fide intention to resume such use, or (c) we determine, during Mr. Drexler’s employment and without his consent, to pursue a supplemental product line under any mark other than the licensed trademark or J. Crew. If Mr. Drexler terminates the license, he must repay all consideration we paid him on execution of the license.

University Village Lease

Stuart Sloan, a director, is the President of UV, Inc., which is the general partner of University Village Limited Partnership, the owner and operator of University Village Shopping Center in Seattle, Washington. Mr. Sloan’s sons are the beneficiaries of trusts that are limited partners of University Village Limited Partnership. On October 14, 2003, we entered into a lease agreement with University Village Limited Partnership for a 7,400 square foot space at the University Village Shopping Center for the operation of one of our retail stores. The term of the lease is 10 years. We received an allowance for tenant’s improvements in the amount of $450,000 from University Village Limited Partnership. Annual rent due under the lease is comprised of (i) base rent payment of $296,000 for years one through five and $326,000 for years six through 10 and (ii) contingent rent payment based on the store’s sales in excess of a specified threshold. The lease also requires us to pay real estate taxes, insurance and certain common-area costs. We believe the terms of the lease are consistent with arms-length negotiations.

Plum TV Sponsorship Agreement

Emily Scott and Thomas Scott, both directors, are founding partners of Plum TV, LLC, a television station network operating in select resort markets. Mr. Scott is also the Chief Executive Officer and Executive Co-Chairman of Plum TV, LLC. In May 2004, we entered into a sponsorship agreement with Plum TV under which Plum TV provided us with airtime on its network to televise commercials and related services. We entered into a new agreement for a four-month period upon the old agreement’s expiration in May 2005. We did not renew the agreement past September 15, 2005. In fiscal 2004, we paid Plum TV, LLC a total amount of $250,000. Under our current sponsorship agreement, we will pay Plum TV, LLC a total amount of $375,000, which we believe is the fair market value of the services provided. Mr. and Ms. Scott are married.

DESCRIPTION OF CAPITAL STOCK

General

We were incorporated in New York in 1988 and reincorporated in Delaware in October 2005. The following description of our capital stock following our reincorporation does not purport to be complete and is subject to the provisions of our certificate of incorporation and bylaws, which are filed as exhibits to the registration statement of which this prospectus is a part. The following descriptions are qualified in their entirety by reference to our certificate of incorporation and bylaws and to applicable law.

Common Stock

Upon the consummation of this offering, our authorized capital stock will consist of 200,000,000 shares of common stock, with a par value of $.01 per share. Following the consummation of this offering, the Conversion and the TPG Subscription, we will have              shares of common stock outstanding. Prior to this offering, there were              holders of our common stock.

Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of common stock are entitled to receive proportionately any dividends as may be declared by our board of directors, subject to any preferential dividend rights of outstanding preferred stock. Upon our liquidation, dissolution or winding up, the holders of common stock are entitled to receive proportionately our net assets available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. Our outstanding shares of common stock are, and the shares offered by us in this offering and issued in connection with the Conversion and the TPG Subscription will be, when issued and paid for, validly issued, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to, and may be impacted by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

Our certificate of incorporation authorizes the issuance of an aggregate of 20,000,000 shares of preferred stock with a par value of $.01 per share. Prior to the consummation of this offering, there were approximately 92,800 shares of our Series A Preferred Stock outstanding, and 32,500 shares of our Series B Preferred Stock outstanding. As described above in “Transactions in Connection with the Offering,” we expect that all outstanding shares of Series A Preferred Stock and Series B Preferred Stock will be redeemed in connection with this offering. Upon the consummation of those transactions there will be no shares of preferred stock outstanding.

Our board of directors may issue preferred stock, without stockholder approval, in such series and with such designations, preferences, conversion or other rights, voting powers and qualifications, limitations or restrictions thereof, as the board of directors deems appropriate. While the board of directors has no current intention of doing so, it could, without stockholder approval, issue preferred stock with voting, conversion and other rights that could adversely affect the voting power and impact other rights of the holders of the common stock. Our board of directors may issue preferred stock as an anti-takeover measure without any further action by the holders of common stock. This may have the effect of delaying, deferring or preventing a change of control of J.Crew by increasing the number of shares necessary to gain control of the company. Except as described below, our board of directors has not authorized the issuance of any shares of preferred stock and we have no agreements or current plans for the issuance of any shares of preferred stock.

Stockholders’ Agreements

Under a stockholders’ agreement, as amended by a letter agreement, among us, Ms. Scott and Partners II, an affiliate of TPG, Ms. Scott has a right to include her shares in a registered offering that includes shares of common stock held by Partners II or its affiliates. Under the terms of this agreement, we are required to obtain Ms. Scott’s consent before engaging in a transaction with any affiliate of Partners II, provided that her consent may not be unreasonably withheld. This stockholders’ agreement also imposes certain restrictions on the transfer of shares of our common stock held by Ms. Scott and Partners II, and contains customary tag-along and drag-along rights. Under this agreement, Partners II has agreed to vote for Ms. Scott and a nominee chosen by her as members of the board of directors and Ms. Scott has agreed to vote for three director nominees chosen by Partners II. This agreement will terminate following the completion of this offering, including the drag-along rights. However, the transfer restrictions, tag-along rights, right to include shares in a registered offering and rights in connection with the election of directors will survive the termination of the agreement.

Under a stockholders’ agreement between Partners II and Mr. Drexler, Mr. Drexler has registration rights with respect to shares of our common stock owned by him or acquired pursuant to the exercise of options. Mr. Drexler’s stockholders’ agreement also imposes certain restrictions on the transfer of the common shares held by Mr. Drexler and Partners II, and contains customary tag-along and drag-along rights. In addition, Mr. Drexler’s shareholders’ agreement provides him with the right to nominate three directors directly and three additional directors by mutual agreement with Partners II. Mr. Drexler also has the right to consent to our operating/capital budgets. Mr. Drexler’s right to nominate directors directly and by mutual agreement with TPG will terminate upon the consummation of this offering. Mr. Drexler’s shareholders’ agreement also provided him with certain anti-dilution and co-investment rights which expired according to the terms of the agreement on January 31, 2004 and January 31, 2005, respectively.

The restricted shares of our common stock held by Mr. Pfeifle and Ms. Gardner, and any shares of our common stock acquired by them pursuant to the exercise of options are subject to shareholders’ agreements providing for certain transfer restrictions and customary tag-along and drag-along rights. These agreements will terminate following the completion of this offering, including the tag-along and drag-along rights. The transfer restrictions, however, will survive the termination of the agreement. Similar agreements with former employees will also terminate on the same terms in connection with this offering. We refer you to “Management—Executive Compensation—Employment Agreements and other Compensation Arrangements” for more information.

Provisions in Our Charter and Bylaws

Certificate of Incorporation.    Our certificate of incorporation provides that our board of directors may issue, without further action by the stockholders, up to 20,000,000 shares of undesignated preferred stock.

Bylaws.    Our bylaws provide that:

•	any action to be taken by our stockholders must be effected at a duly called annual or special meeting and not by a consent in writing,

•	our board of directors is divided into three classes, with each class serving for a term of three years,

•	vacancies on the board, including newly created directorships, can be filled for the remainder of the relevant term by a majority of the directors then in office, and

•	our directors may be removed only for cause.

Our bylaws provide that stockholders seeking to bring business before an annual meeting of stockholders or to nominate candidates for election as directors at an annual meeting of stockholders, must provide timely notice to us in writing or by electronic transmission. To be timely, a stockholder’s notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the immediately preceding annual meeting of stockholders. In the event that the annual meeting is called for a date that is not within 30 days before or 60 days after the anniversary date, in order to be timely, notice from the stockholder must be received:

•	not earlier than 120 days prior to the annual meeting of stockholders, and

•	not later than 90 days prior to the annual meeting of stockholders or the tenth day following the date on which notice of the annual meeting was made public.

In the case of a special meeting of stockholders called for the purpose of electing directors, notice by the stockholder, in order to be timely, must be received:

•	not earlier than 120 days prior to the special meeting, and

•	not later than 90 days prior to the special meeting or the close of business on the tenth day following the day on which public disclosure of the date of the special meeting was made.

Our bylaws also specify requirements as to the form and content of a stockholder’s notice. These provisions may preclude stockholders from bringing matters before an annual or special meeting of stockholders or from making nominations for directors at an annual or special meeting of stockholders or from making nominations for directors at an annual or special meeting of stockholders. In addition, our bylaws permit our board of directors to amend or repeal our amended and restated bylaws by majority vote, but require a two-thirds supermajority vote of stockholders to amend or repeal our amended and restated bylaws.

The provisions in our certificate of incorporation and our bylaws are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and in the policies formulated by the board of directors and to discourage certain types of transactions that may involve an actual or threatened change of control of our company. These provisions also are designed to reduce our vulnerability to an unsolicited takeover proposal that does not contemplate the acquisition of all of the outstanding shares of our common stock or an unsolicited proposal for the restructuring or sale of all or part of us. These provisions, however, could discourage potential acquisition proposals and could delay or prevent a change in control of our company. They may also have the effect of preventing changes in our management.

Limitation of Liability and Indemnification of Officers and Directors

Our certificate of incorporation provides that no director shall be liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except as required by the Delaware General Corporation Law as in effect from time to time. Our bylaws provide that, to the full extent permitted by law, we will indemnify any person made or threatened to be made a party to any action by reason of the fact that the person is or was our director or officer, or serves or served as a director or officer of any other enterprise at our request.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Limited.

New York Stock Exchange Listing

We intend to apply to list our common stock on the New York Stock Exchange under the symbol “JCG.”

DESCRIPTION OF CERTAIN INDEBTEDNESS

This summary highlights the principal terms of the agreements and instruments governing our outstanding indebtedness. You should refer to the agreements and instruments filed as exhibits to the registration statement of which this prospectus forms a part for a complete description.

Credit Facility

On December 23, 2004, we, Operating, and certain of its subsidiaries entered into an Amended and Restated Loan and Security Agreement (the “Credit Facility”) with Wachovia Capital Markets, LLC, as arranger and bookrunner, Wachovia, as administrative agent, Bank of America N.A., as syndication agent, and Congress Financial Corporation, as collateral agent, and a syndicate of lenders which provides for a maximum credit availability of up to $170.0 million (which may be increased to $250.0 million subject to certain conditions).

Structure.    The Credit Facility provides for revolving loans and letter of credit accommodations to Operating and certain of its subsidiaries (collectively, the “Borrowers”), and expires in December 2009. The total amount of available borrowings is subject to limitations based on specified percentages of the value of eligible receivables, inventory and real property. During fiscal 2002, 2003 and 2004, maximum borrowings under our working capital credit agreements were $63.0 million, $10.0 million and none, respectively, and average borrowings were none, $40.4 million and $1.0 million, respectively. There were no borrowings outstanding at January 31, 2004 and January 29, 2005. As of August 27, 2005, there were no amounts outstanding and $53.4 million available under the Credit Facility.

Guarantees and Security.    Borrowings under the Credit Facility are guaranteed by us, Intermediate and all of Operatings’ domestic direct or indirect subsidiaries and are secured by a perfected first priority security interest in substantially all of our and our subsidiaries’ assets. We expect to amend the Credit Facility in connection with this offering to provide for borrowings under the Credit Facility to be secured by a perfected first or second priority security interest in substantially all of our and our subsidiaries’ assets, subject to inter-creditor arrangements to be negotiated with the lenders under the New Term Loan.

Interest Rate.    Borrowings under the Credit Facility bear interest, at our option, at Wachovia’s prime rate plus a margin of up to 0.25% or LIBOR plus a margin ranging from 1.25% to 2.00%.

Fees.    We are required to pay a monthly-unused line fee ranging from 0.250% to 0.375%. We are also required to pay monthly fees on daily outstanding balances under commercial letters of credit and standby letters of credit ranging from 0.625% to 1.0% and 1.25%, respectively, in addition to any fees of the applicable issuing bank.

Restrictions.    The Credit Facility includes restrictions on our ability to incur additional indebtedness, pay dividends or make other distributions, make investments, make loans and make capital expenditures. The Credit Facility permits restricted payments (by way of dividends or other distributions) with respect to, among other things, our capital stock payable solely in additional shares of our capital stock, our tax sharing agreement, our Series A Preferred Stock and Series B Preferred Stock payable solely in additional shares of such preferred stock and our 13 1/8% Debentures.

Covenants.    Under the Credit Facility, Operating is required to maintain a fixed interest charge coverage ratio with respect to the 12 fiscal months immediately preceding any date on which excess availability is less than $20.0 million. Operating has at all times been in compliance with this financial covenant. The Credit Facility also contains a number of other customary covenants including limitations on our and Operating’s and certain of our and Operating’s subsidiaries’ ability to, among other things:

•	sell our assets, enter into consolidations, mergers and dissolutions,

•	grant liens and other encumbrances,

•	enter into sale and leaseback transactions,

•	incur additional indebtedness,

•	redeem, repurchase or prepay certain of our indebtedness,

•	make loans and other investments,

•	pay dividends or make other distributions on our common stock,

•	redeem or repurchase our common stock,

•	enter into transactions with affiliates,

•	enter into contracts that limit intercompany transfers of money or property,

•	make certain capital expenditures, and

•	make changes to the business activities we conduct.

Mandatory Prepayments Upon Certain Events.    Operating is required to make mandatory prepayments under certain circumstances if the amount outstanding under the Credit Facility exceeds certain levels based upon the value of certain of the assets securing the Credit Facility.

Events of Default.    The Credit Facility contains events of default, including, but not limited to:

•	failure to make principal, interest fee, or other payments when due,

•	violation of covenants,

•	material inaccuracies of representations and warranties,

•	material judgments,

•	dissolution,

•	events of bankruptcy,

•	certain other defaults under other credit documents or material agreements,

•	failure to meet certain requirements imposed on pension plans by the Internal Revenue Code of 1986 and the Employee Retirement Income Security Act of 1974,

•	a “change of control,” as defined in the Credit Facility,

•	indictment by any governmental authority or commencement of criminal or civil proceedings in which penalties or remedies sought or available exceed specified minimum amounts, and

•	any material adverse effect on the financial condition, business, performance or operations of the Borrowers (taken as a whole), the pledge of collateral securing the Credit Facility, the collateral or its value or the ability of the lender to enforce their rights under the facility documents.

Some of these events of default allow for grace periods and materiality limitations. Each of these events of default applies to us and all of our subsidiaries.

We have obtained a waiver from the lenders under the Credit Facility in connection with our reincorporation in Delaware and merger with Intermediate. As a result of these transactions, we will succeed to Intermediate’s obligations as guarantor under the Credit Facility.

Letters of Credit.    Outstanding letters of credit established primarily to facilitate international merchandise purchases amounted to $39.5 million and $58.7 million at January 31, 2004 and January 29, 2005, respectively, and $60.8 million at July 30, 2005.

Senior Subordinated Term Loan and 9 3/4% Notes

On November 21, 2004, Operating entered into a Senior Subordinated Loan Agreement with entities managed by Black Canyon Capital LLC and Canyon Capital Advisors LLC, which provided for a term loan of $275 million. The proceeds of the term loan were used to redeem in full the 10 3/8% Notes ($150.0 million) and to redeem in part the 16% Notes ($125.0 million). On March 18, 2005, the term loan was converted into the 9 3/4% Notes in accordance with the terms of the loan agreement.

Rank.    The 9 3/4% Notes are general senior subordinated obligations of Operating and certain subsidiaries of Intermediate, are subordinated in right of payment to their existing and future senior debt, rank equal in right of payment with any of their future senior subordinated debt and are senior in right of payment to any of their future subordinated debt.

Guarantees and Security.    Operating’s existing domestic subsidiaries, other than non-guarantor subsidiaries, are guarantors of the 9 3/4% Notes. The 9 3/4% Notes are secured by the assets of Operating and certain subsidiaries of Operating and by Operating’s common stock owned by Intermediate and such security interest is junior in priority to that securing first-lien obligations, including those under the Credit Facility.

Interest Rate.    Interest on the 9 3/4% Notes accrues at the rate of 9 3/4% per annum and is payable semi-annually in arrears on each June 23 and December 23.

Maturity.    The notes mature on December 23, 2014.

Redemption and Prepayment Penalties.    The 9 3/4% Notes may be redeemed at our option, in whole or in part, at 101% of their principal amount at any time until June 23, 2006 and thereafter, at any time on or after December 23, 2009 at prices ranging from 104.875% to 100% of their principal amount, in each case, plus accrued and unpaid interest.

Restrictions.    The indenture governing the 9 3/4% Notes contains covenants that, among other things, limit the ability of Operating and certain of its subsidiaries to incur additional indebtedness or issue disqualified stock or preferred stock, pay dividends or make other distributions on, redeem or repurchase its capital stock, make certain investments, create certain liens, guarantee indebtedness, engage in transactions with affiliates and consolidate, merge or transfer all or substantially all of its asset and certain of its subsidiaries’ assets.

Under the indenture governing the 9 3/4% Notes, Operating may declare cash dividends payable to us in an amount sufficient to enable us to make the regularly scheduled payment of interest in respect of our 13 1/8% Debentures so long as no default or event of default has occurred and is continuing under the indenture.

In connection with our proposed merger with Intermediate, pursuant to the terms of the 9 3/4% Notes, we will succeed to Intermediate’s obligations as guarantor of the 9 3/4% Notes.

Tender Offer.    In connection with this offering and other transactions described in “Transactions in Connection with the Offering,” Operating is conducting a tender offer and consent solicitation in which it is:

•	offering to purchase all outstanding 9 3/4% Notes at a cash purchase price of 101% (or 101.507% for tenders made prior to 5:00 p.m., New York City time, on October 14, 2005) of their principal amount plus accrued and unpaid interest; and

•	asking the holders of the 9 3/4% Notes to consent to a supplemental indenture which will remove all restrictive covenants and security and collateral provisions in the indenture relating to the 9 3/4% Notes and will terminate the security agreement relating to the indenture.

The amendments to the indenture governing the 9 3/4% Notes will only become operative when the validly tendered 9 3/4% Notes representing a majority of the outstanding 9 3/4% Notes are accepted for purchase. Prior to launching the tender offer and consent solicitation, Operating entered into an agreement with holders of at least 51% of the 9 3/4% Notes pursuant to which the holders agreed, subject to certain conditions, to tender all of their 9 3/4% Notes in the tender offer and consent solicitation. Operating expects to redeem any 9 3/4% Notes that remain outstanding after the tender offer and consent solicitation at a redemption price of 101% of the principal amount thereof plus accrued interest.

Operating intends to repurchase and/or redeem the 9 3/4% Notes with the proceeds of the New Term Loan.

5.0% Notes Payable

On February 4, 2003, Operating entered into a credit agreement with TPG-MD Investment, LLC, an entity controlled by TPG and Mr. Drexler. Under the terms of the credit agreement, we issued to TPG-MD Investment, LLC the 5.0% Notes Payable, which consist of:

•	a Tranche A loan in an aggregate principal amount of $10.0 million, and

•	a Tranche B loan in an aggregate principal amount of $10.0 million.

The 5.0% Notes Payable are due in February 2008 and bear interest at 5.0% per annum payable semi-annually in arrears on January 31 and July 31, commencing on July 31, 2003. Interest is compounded and capitalized and added to the principal amount on each interest payment date. The 5.0% Notes Payable are guaranteed by certain subsidiaries of Operating.

In November 2004, the credit agreement with TPG-MD Investment, LLC was amended to subordinate the Tranche A loan in right of payment to the 9 3/4% Notes while the Tranche B loan is equal in right of payment with the 9 3/4% Notes.

TPG-MD Investment, LLC has the right, exercisable at any time prior to the maturity date of the 5.0% Notes Payable, to exchange the principal amount of and accrued and unpaid interest on the 5.0% Notes Payable into shares of our common stock at an exercise price of $6.82 per share. As described above in “Transactions in Connection with the Offering”, TPG-MD Investment, LLC has agreed to exercise this conversion right immediately prior to the consummation of this offering. TPG-MD Investment, LLC also has the right to require Operating to prepay the Tranche B loan without premium or penalty under certain circumstances.

New Term Loan

On October 3, 2005, Operating entered into a commitment letter with Goldman Sachs Credit Partners L.P., Bear Stearns Corporate Lending Inc., Bear, Stearns & Co. Inc. and Wachovia Bank, National Association under which those institutions and their affiliates have committed to provide a senior secured term loan to Operating with a principal amount of up to $295.0 million (which may be increased to $335.0 million subject to certain conditions). The closing and funding of the New Term Loan are conditioned on, among other things, (a) the consummation of this offering and certain of the transactions in connection with this offering, (b) Operating’s and our other outstanding indebtedness at the time of closing and funding of the New Term Loan not exceeding a maximum amount, (c) the amendment of the Credit Facility to permit the New Term Loan, (d) the call for redemption of the 9 3/4% Notes and the amendment of the indenture governing the 9 3/4% Notes to permit the New Term Loan and release the collateral securing such 9 3/4% Notes, (e) the New Term Loan being assigned a credit rating by certain ratings agencies and (f) the satisfaction of certain other customary conditions.

Structure. Operating may make one drawing of the New Term Loan on the closing date, which we anticipate will be the same date as the consummation of this offering. Operating will be required to make quarterly amortization payments equal to 1.0% per annum of an amount equal to (i) the outstanding New Term Loan principal amount less (ii) all voluntary principal prepayments made by Operating within the three days following the later of the consummation of this offering and the expiration of the underwriters’ over-allotment option. The remaining principal amount of the New Term Loan will mature on the seventh anniversary of the drawing.

Guarantees and Security. Borrowings under the New Term Loan will be guaranteed by us and all of Operating’s domestic direct or indirect subsidiaries and will be secured by a perfected first or second priority security interest in substantially all of our and our subsidiaries’ assets, subject to inter-creditor arrangements to be negotiated with the lenders under the Credit Facility.

Interest Rate. Borrowings under the New Term Loan will bear interest, at our option, at base rate plus a margin ranging from 1.5% to 2.0% or LIBOR plus a margin ranging from 2.5% to 3.0%.

Restrictions and Covenants. We expect that the documents governing the New Term Loan will contain a number of customary covenants including limitations on our and certain of our and Operating’s subsidiaries’ ability to, among other things:

•	grant liens and other encumbrances,

•	enter into sale and leaseback transactions,

•	incur additional indebtedness,

•	redeem, repurchase or prepay certain of our indebtedness,

•	make loans and other investments,

•	guarantee obligations of third-parties,

•	sell our subsidiaries,

•	pay dividends or make other distributions on our common stock or make payments on subordinated debt,

•	redeem or repurchase our common stock,

•	enter into transactions with affiliates,

•	enter into contracts that limit intercompany transfers of money or property,

•	make certain capital expenditures,

•	amend or waive certain terms of the Credit Facility or certain other material agreements, and

•	make changes to the business activities we conduct.

Mandatory Prepayments Upon Certain Events. We expect that the documents governing the New Term Loan will require Operating to make mandatory prepayments of the New Term Loan under certain circumstances with the proceeds of asset sales, insurance proceeds and up to 50.0% of our annual excess cash flows.

Events of Default. We expect that the documents governing the New Term Loan will contain events of default, including, but not limited to:

•	failure to make principal, interest fee, or other payments when due,

•	violation of covenants,

•	breaches of representations and warranties,

•	unsatisfied material judgments,

•	dissolution,

•	events of bankruptcy,

•	certain other defaults under other credit documents or material agreements,

•	failure to meet certain requirements imposed on pension plans by the Internal Revenue Code of 1986 and the Employee Retirement Income Security Act of 1974,

•	impairment of the New Term Loan lenders’ security interests,

•	invalidity of our and Operating’s subsidiaries’ guarantees of the New Term Loan; and

•	a “change of control,” to be defined in the New Term Loan definitive documentation.

Some of these events of default will allow for grace periods and materiality limitations. Each of these events of default will apply to us and all of our subsidiaries.

UNITED STATES TAX CONSEQUENCES TO NON-UNITED STATES HOLDERS

The following is a general discussion of United States federal income and estate tax consequences of the ownership and disposition of common stock by a person that is not a “United States person” for United States federal income tax purposes (a “non-U.S. holder”). For this purpose, a “United States person” is a citizen or resident of the United States, a corporation, partnership or other entity created or organized in or under the laws of the United States or any political subdivision thereof, an estate the income of which is subject to United States federal income taxation regardless of its source or a trust if (i) a U.S. court is able to exercise primary supervision over the trust’s administration and (ii) one or more United States persons have the authority to control all of the trust’s substantial decisions. This discussion also does not consider any specific facts or circumstances that may apply to a non-U.S. holder subject to special treatment under the U.S. federal income tax laws (such as insurance companies, tax-exempt organizations, financial institutions, brokers, dealers in securities, partnerships, owners of 5% or more of our common stock and certain U.S. expatriates). Accordingly, each non-U.S. holder is urged to consult its own tax advisor with respect to the United States tax consequences of the ownership and disposition of common stock, as well as any tax consequences that may arise under the laws of any state, municipality, foreign country or other taxing jurisdiction.

Dividends

Dividends paid to a non-U.S. holder of common stock ordinarily will be subject to withholding of United States federal income tax at a 30 percent rate, or at a lower rate under an applicable income tax treaty that provides for a reduced rate of withholding. However, if the dividends are effectively connected with the conduct by the holder of a trade or business within the United States, then the dividends will be exempt from the withholding tax described above and instead will be subject to United States federal income tax on a net income basis.

Gain on Disposition of Common Stock

A non-U.S. holder generally will not be subject to United States federal income tax in respect of gain realized on a disposition of common stock, provided that (a) the gain is not effectively connected with a trade or business conducted by the non-U.S. holder in the United States and (b) in the case of a non-U.S. holder who is an individual and who holds the common stock as a capital asset, such holder is present in the United States for less than 183 days in the taxable year of the sale and other conditions are met.

Federal Estate Taxes

Common stock owned or treated as being owned by a non-U.S. holder at the time of death will be included in such holder’s gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

U.S. Information Reporting Requirements and Backup Withholding Tax

U.S. information reporting requirements and backup withholding tax will not apply to dividends paid on common stock to a non-U.S. holder, provided the non-U.S. holder provides a Form W-8BEN (or satisfies certain documentary evidence requirements for establishing that it is a non-United States person) or otherwise establishes an exemption. Information reporting and backup withholding also generally will not apply to a payment of the proceeds of a sale of common stock effected outside the United States by a foreign office of a foreign broker. However, information reporting requirements (but not backup withholding) will apply to a payment of the proceeds of a sale of common stock effected outside the United States by a foreign office of a broker if the broker (i) is a United States person, (ii) derives 50 percent or more of its gross income for certain periods from the conduct of a trade or business in the United States, (iii) is a “controlled foreign corporation” as to the United States, or (iv) is a foreign partnership that, at any time during its taxable year is more than 50 percent (by income or capital interest) owned by United States persons or is engaged in the conduct of a U.S. trade or business, unless in any such case the broker has documentary evidence in its records that the holder is a non-U.S. holder and certain conditions are met, or the holder otherwise establishes an exemption. Payment by a United States office of a broker of the proceeds of a sale of common stock will be subject to both backup withholding and information reporting unless the holder certifies its non-United States status under penalties of perjury or otherwise establishes an exemption.

Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against such holder’s United States federal income tax liability provided the required information is furnished to the IRS in a timely manner.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of our common stock in the public market following this offering or the possibility of these sales occurring could adversely affect prevailing market prices for our common stock or could impair our future ability to raise capital through an offering of equity securities.

Upon the consummation of this offering, we expect that              shares of our common stock will be outstanding, based on                  shares outstanding on                    , 2005 and the issuance of                  shares in connection with the Conversion and the TPG Subscription (and              shares if the underwriters’ overallotment option is exercised in full).

All of the shares sold in this offering will be freely tradable without restriction under the Securities Act, except for any shares purchased by our affiliates (as that term is defined in Rule 144 under the Securities Act). The remaining shares of common stock that are held or may be acquired by existing stockholders as of                     , 2005, as well as shares of our common stock issued in connection with the Conversion and the TPG Subscription are restricted shares as that term is defined in Rule 144 under the Securities Act and may be resold publicly only upon registration under the Securities Act or in compliance with an exemption from registration, such as the exemption provided under Rule 144, which is summarized below.

Rule 144

Sales by Affiliates.    After the expiration of the lock-up agreements, described in this prospectus under “Lock-up Agreements,” the holders of              shares of our common stock will be eligible to sell their shares under Rule 144. A substantial majority of the shares of our common stock held by our affiliates have Rule 144 holding periods that exceed one year. As a result, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has owned shares of our common stock for at least one year, including a person who may be deemed our affiliate, will be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	one percent of the number of shares of common stock then outstanding, which will equal approximately shares immediately after the consummation of this offering, the Conversion and the TPG Subscription ( shares if the underwriters’ overallotment option is exercised in full), or

•	the average weekly trading volume of our common stock on the New York Stock Exchange during the four calendar weeks preceding the date on which notice of the sale is filed.

For purposes of applying this volume limit, sales by certain related persons and sales by persons acting in concert must be aggregated. In addition, sales under Rule 144 must be made in unsolicited brokers’ transactions and must be disclosed in a notice filing with the SEC. For an affiliate, some of these requirements would also apply to sales of unrestricted shares.

Sales by Non-affiliates.    Subject to the lock-up agreements described below, Rule 144(k) is available immediately upon effectiveness of the prospectus for any person, other than a person deemed to have been an affiliate of our company at any time during the three months preceding a sale, who has beneficially owned the shares proposed to be sold for at least two years. As of August 15, 2005, all of the outstanding shares held by non-affiliates have a Rule 144 holding period that exceeds two years. As a result, our non-affiliates may sell these shares under Rule 144(k) without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Lock-up Agreements

Notwithstanding the foregoing, we and the holders of approximately         % of our shares outstanding after the consummation of this offering, the Conversion and the TPG Subscription and         % of our shares issuable under options and grants outstanding as of                      , 2005 — including, among others, our directors and officers — have agreed, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except, in our case, issuances upon exercises of options outstanding under existing option plans and the issuance of common stock in connection with the TPG Subscription and the Conversion. However, Goldman, Sachs & Co. and Bear, Stearns & Co. Inc., in their sole discretion, may release any of the securities subject to lock-up agreements, at any time without notice.

The release of any lock-up will be considered on a case by case basis. Factors in deciding whether to release shares may include the length of time before the lock-up expires, the number of shares involved, the reason for the requested release, market conditions, the trading price of our common stock, historical trading volumes of our common stock and whether the person seeking the release is an officer, director or affiliate of ours. The lock-up agreements will provide an exception for the transfer of shares (a) as a bona fide gift, provided that the relevant donee agrees in writing to be bound by the lock-up restrictions, (b) to certain trusts, provided that the transfer does not involve a disposition or sale and the relevant trustee agrees in writing to be bound by the lock-up restrictions and (c) with the written consent of Goldman, Sachs & Co. or Bear, Stearns & Co. Inc.

Option Grants

As of July 31, 2005, collectively under both our 1997 Amended and Restated Stock Option Plan and our 2003 Equity Incentive Plan, there were options issued and outstanding to purchase up to 4,836,924 shares of our common stock. An additional 241,701 shares were reserved for issuance under our 1997 Amended and Restated Stock Option Plan, and 178,811 shares were available for grant under our 2003 Equity Incentive Plan.

Registration Rights

Certain stockholders have rights under stockholders’ agreements with us and an affiliate of Texas Pacific Group to cause us to register their shares of common stock under the Securities Act representing an aggregate of up to              shares of our common stock. Registration of the sale of these shares of our common stock would permit their sale into the market immediately. If these stockholders sell a large number of shares, the market price of our common stock could decline. These holders of registration rights are subject to lock-up agreements for a period of 180 days following the date of this prospectus. We refer you to “Management—Executive Compensation—Employment Agreements and other Compensation Arrangements” and “Description of Capital Stock—Stockholders’ Agreements” for a more detailed discussion of the registration rights.

S-8 Registration Statements

We have filed two registration statements under the Securities Act registering up to 5,257,436 shares of our common stock underlying outstanding stock options or restricted stock awards or reserved for issuance under our equity incentive plans. These registration statements became effective upon filing, and shares covered by these registration statements became eligible for sale in the public market immediately after the effective dates of these registration statements, subject to the lock-up agreements described above.

TPG Subscription

Subject to the consummation of this offering and upon the redemption of the Series A Preferred Stock and Series B Preferred Stock described in “Transactions in Connection with the Offering,” TPG has agreed to purchase from us, at the initial public offering price of $             per share, common stock with an aggregate purchase price equal to $73.5 million.

UNDERWRITING

J.Crew and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co. and Bear, Stearns & Co. Inc. are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman, Sachs & Co.
Bear, Stearns & Co. Inc.
Banc of America Securities LLC
Citigroup Global Markets Inc.
Credit Suisse First Boston LLC
J.P. Morgan Securities Inc.
Lehman Brothers Inc.
Wachovia Capital Markets, LLC

Total

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional              shares from J.Crew to cover such sales. They may exercise that option for      days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by J.Crew. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase              additional shares.

Paid by J.Crew	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $             per share from the initial public offering price. Any such securities dealers may resell any shares purchased from the underwriters to certain other brokers or dealers at a discount of up to $             per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms.

J.Crew, its officers, directors and holders of substantially all of its common stock have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives, except, in the case of J.Crew, issuances upon exercise of options under existing option plans and the issuance of common stock in connection with the TPG Subscription and the Conversion. See “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

The 180-day restricted period described in the preceding paragraph will be automatically extended if: (1) during the last 17 days of the 180-day restricted period the company issues an earnings release or announces material news or a material event; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 15-day period following the last day of the 180-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release of the announcement of the material news or material event.

Prior to the offering, there has been no public market for the shares. The initial public offering price will be negotiated among J.Crew and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be J.Crew’s historical performance, estimates of J.Crew’s business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

An application will be made to list the common stock on the New York Stock Exchange under the symbol “JCG.” In order to meet one of the requirements for listing the common stock on the New York Stock Exchange, the underwriters have undertaken to sell lots of 100 or more shares to a minimum of 2,000 beneficial holders.

A prospectus in electronic format will be made available on the websites maintained by one or more of the representatives of the underwriters and may also be made available on websites maintained by other underwriters. The underwriters may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Shorts sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from us in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the consummation of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of the company’s stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise.

In connection with the issue of the shares of common stock, Goldman, Sachs & Co. and Bear, Stearns & Co. Inc. (the “Stabilizing Managers” (or persons acting on behalf of the Stabilizing Managers)) may over-allot common stock or effect transactions with a view to supporting the market price of the common stock at a level higher than that which might otherwise prevail. However, there is no assurance that the Stabilizing Managers (or persons acting on behalf of the Stabilizing Managers) will undertake stabilization action. Such stabilizing, if commenced, may be discontinued at any time, and must be brought to an end after a limited period.

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The shares of common stock are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such common stock will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

To the extent that the offer of the common stock is made in any Member State of the European Economic Area that has implemented the Prospectus Directive before the date of publication of a prospectus in relation to the common stock which has been approved by the competent authority in the Member State in accordance with the Prospectus Directive (or, where appropriate, published in accordance with the Prospectus Directive and notified to the competent authority in the Member State in accordance with the Prospectus Directive), the offer (including any offer pursuant to this document) is only addressed to qualified investors in that Member State within the meaning of the Prospectus Directive or has been or will be made otherwise in circumstances that do not require us to publish a prospectus pursuant to the Prospectus Directive.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities,

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts, or

(c) in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

The EEA selling restriction is in addition to any other selling restrictions set out below.

Each of the underwriters has represented and agreed that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to the Issuer, and

(b) it has complied with, and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

The shares may not be offered or sold by means of any document other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong, and no advertisement, invitation or document relating to the shares may be issued, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation or subscription or purchase, of the securities may not be circulated or distributed, nor may the securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than under circumstances in which such offer, sale or invitation does not constitute an offer or sale, or invitation for subscription or purchase, of the securities to the public in Singapore.

The securities have not been and will not be registered under the Securities and Exchange Law of Japan (the Securities and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

J.Crew estimates that its total expenses for the offering, excluding underwriting discounts and commissions, will be approximately $            .

J.Crew has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

EXPERTS

Our consolidated balance sheets as of January 31, 2004 and January 29, 2005 and the related consolidated statements of operations, changes in stockholders’ deficit and cash flows for each of the years in the three-year period ended January 29, 2005 have been included in this prospectus and the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere in this prospectus, and upon the authority of such firm as experts in auditing and accounting. Their report includes explanatory paragraphs referring to (a) the adoption of Statement of Financial Accounting Standard No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” in the third quarter of fiscal 2003, and (b) a restatement to reclassify the proceeds from construction allowances in the consolidated statements of cash flows for the years ended February 1, 2003 and January 31, 2004.

VALIDITY OF COMMON STOCK

The validity of the common stock offered hereby will be passed upon for us by Cleary Gottlieb Steen & Hamilton LLP, New York, New York and for the underwriters by Sullivan & Cromwell LLP, New York, New York.

AVAILABLE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to us and the common stock offered hereby, you should refer to the registration statement and to the exhibits and schedules filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. We also file annual, quarterly and current reports and other information with the SEC under the Securities Exchange Act of 1934, as amended. A copy of those reports and this registration statement and the exhibits and schedules thereto may be inspected without charge at the public reference room maintained by the SEC located at 100 F Street, N.E., Room 1580, Washington, DC 20549. Copies of those reports and all or any portion of the registration statements and the filings may be obtained from such offices upon payment of prescribed fees. The public may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC maintains a website at http://www.sec.gov that contains reports, proxy and information statements and other information regarding Registrants that file electronically with the SEC.

You may obtain a copy of any of our filings, at no cost, by writing or telephoning us at:

J.Crew Group, Inc.

770 Broadway

New York, New York 10003

(212) 209-2500

Attn: Corporate Secretary

J.CREW GROUP, INC.

J.CREW GROUP, INC. AND SUBSIDIARIES

Unaudited Condensed Consolidated Balance Sheets

	January 29, 2005	July 30, 2005
	(unaudited) (in thousands)
Assets
Current assets:
Cash and cash equivalents	$23,647	$29,692
Merchandise inventories	88,093	110,569
Prepaid expenses and other current assets	22,217	22,625
Refundable income taxes	9,320	9,320

Total current assets	143,277	172,206

Property and equipment—at cost	259,098	264,956
Less accumulated depreciation and amortization	(138,285)	(151,490)

Property and equipment, net	120,813	113,466

Other assets	14,104	13,194

Total assets	$278,194	$298,866

Liabilities and Stockholders’ Deficit
Current liabilities:
Accounts payable	$68,569	$71,327
Other current liabilities	61,148	52,760
Federal and state income taxes	1,392	1,639

Total current liabilities	131,109	125,726

Deferred credits	59,064	57,191

Long-term debt	576,933	603,475

Preferred stock	92,800	92,800

Stockholders’ deficit	(581,712)	(580,326)

Total liabilities and stockholders’ deficit	$278,194	$298,866

See notes to unaudited condensed consolidated financial statements.

J.CREW GROUP, INC. AND SUBSIDIARIES

Condensed Consolidated Statements of Operations

	Twenty-Six Weeks Ended
	July 31, 2004	July 30, 2005
	(unaudited)
	(in thousands, except for per share amounts)
Revenues:
Net sales	$322,681	$425,917
Other	11,584	13,984

	334,265	439,901

Cost of goods sold, including buying and occupancy costs	199,313	246,435

Gross profit	134,952	193,466

Selling, general and administrative expenses	129,429	150,337

Income from operations	5,523	43,129

Interest expense—net	43,072	35,400

Income (loss) before income taxes	(37,549)	7,729

Income taxes	—	1,100

Net income (loss)	(37,549)	6,629

Preferred dividends	6,728	6,728

Net income (loss) applicable to common shareholders	$(44,277)	$(99)

Weighted average shares outstanding (in millions)
Basic and diluted	12,197	12,487
Loss per share
Basic and diluted	$(3.63)	$(0.01)

See notes to unaudited condensed consolidated financial statements.

J.CREW GROUP, INC. AND SUBSIDIARIES

Unaudited Condensed Consolidated Statements of Cash Flows

	Twenty-Six Weeks Ended
	July 31, 2004	July 30, 2005
	(unaudited)
	(in thousands)
Cash flow from operating activities:
Net income (loss)	$(37,549)	$6,629
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization of property and equipment	17,546	16,283
Amortization of restricted stock	21	252
Non-cash interest expense (including redeemable preferred stock dividends of $15,716 and $19,186 in 2004 and 2005, respectively)	32,923	20,345

Changes in operating assets and liabilities:
Merchandise inventories	(28,349)	(22,476)
Prepaid expenses and other current assets	4,775	(408)
Other assets	439	379
Accounts payable and other liabilities	2,498	(7,701)
Federal and state income taxes	(414)	529

Net cash provided by (used in) operating activities	(8,110)	13,832

Cash flow from investing activities:
Capital expenditures	(5,944)	(8,738)

Cash flow from financing activities:
Exercise of stock options	—	951
Repayment of long-term debt	(582)	—

Net cash provided by (used in) financing activities	(582)	951

Increase/(decrease) in cash and cash equivalents	(14,636)	6,045
Cash and cash equivalents - beginning of period	49,650	23,647

Cash and cash equivalents - end of period	$35,014	$29,692

Non-cash financing activities:
Dividends on preferred stock (reflected directly in stockholders’ deficit)	$6,728	$6,728

J.CREW GROUP, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Twenty-six weeks ended July 31, 2004 and July 30, 2005

1. Basis of Presentation

The consolidated financial statements presented herein are of J.Crew Group, Inc. and its wholly-owned subsidiaries (collectively, the Company or Group), which consist of the accounts of J.Crew Group, Inc. and its wholly-owned subsidiaries, including J.Crew Intermediate LLC (Intermediate) and J.Crew Operating Corp. (Operating). Intermediate was formed in March 2003 as a limited liability company. Effective May 2003, Group transferred its investment in Operating to Intermediate.

All significant intercompany balances and transactions are eliminated in consolidation.

The condensed consolidated balance sheets as of July 30, 2005, the condensed consolidated statements of operations for the twenty-six week periods ended July 31, 2004 and July 30, 2005 and the condensed consolidated statements of cash flows for the twenty-six week periods ended July 31, 2004 and July 30, 2005 have been prepared by the Company and have not been audited. In the opinion of management, all adjustments, consisting of only normal recurring adjustments necessary for the fair presentation of the financial position, results of operations and cash flows have been made.

Certain information and footnote disclosure normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. These financial statements should be read in conjunction with the financial statements and notes thereto included in the consolidated financial statements for the fiscal year ended January 29, 2005.

The results of operations for the twenty-six-week period ended July 30, 2005 are not necessarily indicative of the operating results for the full fiscal year.

2. Recent Accounting Pronouncements

In December 2004, the Financial Accounting Standards board (“FASB”) issued Statement No. 123(R), Share-Based Payments. This revision to Statement No. 123 requires that compensation expense be recognized for the fair value of stock options over their vesting period and changes the method of expense recognition for performance-based stock awards. The Company is required to adopt the Statement for fiscal years beginning after December 15, 2005 and to apply it to all outstanding stock options and stock awards that have not yet vested at the date of adoption. Management is evaluating the effects of this Statement.

In May 2005, the FASB issued Statement No. 154, Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20, Accounting Changes and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements, effective for fiscal years beginning after December 15, 2005. Statement No. 154 changes the requirements for the accounting for and reporting of a voluntary change in accounting principle as well as the changes required by an accounting pronouncement that does not include specific transition provisions. The Company does not expect the implementation of Statement No. 154 to have a significant effect on the Company’s consolidated financial position, results of operations or cash flows.

J.CREW GROUP, INC. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Twenty-six weeks ended July 31, 2004 and July 30, 2005

3. Long-term debt

Long-term debt consists of the following:

	January 29, 2005	July 30, 2005
	(in thousands)
Operating:
9¾% senior subordinated notes	$275,000	$275,000
5% notes payable	22,000	22,629

Total Operating	$297,000	$297,629

Group:
13 1/8% senior discount debentures	21,667	21,667
Redeemable preferred stock	258,266	284,179

Total	$576,933	$603,475

4. Other

The Company recorded an adjustment of $1.3 million in the first quarter of fiscal 2005 to reverse income recognized on unredeemed gift cards in prior years.

5. Reclassification

Certain prior year amounts have been reclassified to conform to current year’s presentation.

6. Loss per share

The calculation of basic loss per share and diluted loss per share is presented below:

	Twenty-Six Weeks Ended
	July 31, 2004	July 30, 2005
	(in thousands, except per share amounts)
Net Income (Loss)	$(37,549)	$6,629
Preferred Stock Dividends	(6,728)	(6,728)

Net loss applicable to common shares	(44,277)	(99)
Weighted average common shares outstanding—basic and diluted	12,197	12,487

Loss per share—basic and diluted	$(3.63)	$(0.01)

The number of potentially dilutive securities excluded from the calculation of diluted earnings per share were, as follows:

	Twenty-Six Weeks Ended
	July 31, 2004	July 30, 2005
Stock options	4,356	4,780
Unvested shares of restricted stock	842	736
Convertible note payable	3,152	3,318

	8,350	8,834

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

J.Crew Group, Inc.

We have audited the consolidated financial statements of J.Crew Group, Inc. (“Group”) as listed in the accompanying index. In connection with our audits of the consolidated financial statements, we also have audited the financial statement schedule listed in the accompanying index. These consolidated financial statements and financial statement schedule are the responsibility of Group’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Group is not required to have, nor were we engaged to perform, an audit of their internal controls over financial reporting. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Group as of January 31, 2004 and January 29, 2005, and the results of its operations and its cash flows for each of the years in the three-year period ended January 29, 2005, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 6 to the consolidated financial statements, in the third quarter of fiscal 2003, Group adopted Statement of Financial Accounting Standard No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”.

As discussed in Note 2, Group restated its consolidated statements of cash flows for the years ended February 1, 2003 and January 31, 2004, to reclassify the proceeds from construction allowances from cash flows from investing activities to cash flows from operating activities.

KPMG LLP

New York, New York

April 4, 2005

J.CREW GROUP, INC. AND SUBSIDIARIES

Consolidated Balance Sheets

	January 31, 2004	January 29, 2005
	(in thousands, except for shares)
Assets
Current assets:
Cash and cash equivalents	$49,650	$23,647
Merchandise inventories	66,028	88,093
Prepaid expenses and other current assets	20,733	22,217
Refundable income taxes	9,320	9,320

Total current assets	145,731	143,277

Property and equipment—at cost	284,945	259,098
Less accumulated depreciation and amortization	(146,565)	(138,285)

	138,380	120,813

Other assets	13,500	14,104

Total assets	$297,611	$278,194

Liabilities and Stockholders’ Deficit
Current liabilities:
Current portion of long-term debt	$1,164	$—
Accounts payable	49,386	68,569
Other current liabilities	47,789	61,148
Federal and state income taxes	1,175	1,392

Total current liabilities	99,514	131,109

Deferred credits	56,723	59,064

Long-term debt	516,640	576,933

Preferred stock	92,800	92,800

Stockholders’ deficit:

Common stock $.01 par value
authorized 100,000,000 shares; issued 13,584,175 and 13,780,175 shares; outstanding 13,011,086 and 13,207,086 shares	136	137

Accumulated deficit	(465,562)	(579,183)

Deferred compensation	(227)	(253)

Treasury stock, at cost (573,089 shares)	(2,413)	(2,413)

Total stockholders’ deficit	$(468,066)	$(581,712)

Total liabilities and stockholders’ deficit	$297,611	$278,194

See notes to consolidated financial statements.

J.CREW GROUP, INC. AND SUBSIDIARIES

Consolidated Statements of Operations

	Years Ended
	February 1, 2003	January 31, 2004	January 29, 2005
	(In thousands, except for per share amounts)
Revenues:
Net sales	$732,279	$660,628	$778,295
Other	36,065	29,337	25,921

	768,344	689,965	804,216
Cost of goods sold, including buying and occupancy costs	472,262	440,276	478,829
Gross profit	296,082	249,689	325,387
Selling, general and administrative expenses	301,718	280,464	287,745

Income/(loss) from operations	(5,636)	(30,775)	37,642
Interest expense—net of interest income of $(29) in 2002, $(162) in 2003 and $(256) in 2004	40,954	63,844	87,571
Insurance proceeds	(1,800)	(3,850)	—
(Gain) loss on refinancing of debt (net of expenses of $2,922 in 2003)	—	(41,085)	49,780

Loss before income taxes	(44,790)	(49,684)	(99,709)
Income taxes (provision)/benefit	4,200	(500)	(600)

Net loss	(40,590)	(50,184)	(100,309)
Preferred stock dividends	(33,578)	(26,260)	(13,456)

Net loss applicable to common shareholders	$(74,168)	$(76,444)	$(113,765)

Weighted average shares outstanding
Basic and diluted	11,780	11,927	12,205

Loss per share
Basic and diluted	$(6.30)	$(6.41)	$(9.32)

See notes to consolidated financial statements.

J.CREW GROUP, INC. AND SUBSIDIARIES

Consolidated Statements of Changes in Stockholders’ Deficit

(in thousands, except shares)

	Common Stock		Additional paid-in capital	Accumulated deficit	Treasury stock	Deferred compensation	Stockholders’ deficit
	Shares	Amount
Balance at February 2, 2002	12,238,189	$122	$—	$(316,496)	$(2,351)	$(318)	$(319,043)

Net loss	—	—	—	(40,590)	—	—	(40,590)
Issuance of common stock	12,318	1	283	—	—	—	284
Issuance of restricted stock	1,109,266	11	1,100	—	—	(311)	800
Amortization of restricted stock	—	—	—	—	—	464	464
Preferred stock dividends	—	—	(1,383)	(32,195)	—	—	(33,578)

Balance at February 1, 2003	13,359,773	134	—	(389,281)	(2,351)	(165)	(391,663)

Net loss	—	—	—	(50,184)	—	—	(50,184)
Issuance of restricted stock	224,402	2	163	—	—	(165)	—
Amortization of restricted stock	—	—	—	—	—	41	41
Forfeiture of restricted stock	—	—	—	—	(62)	62	—
Preferred stock dividends	—	—	(163)	(26,097)	—	—	(26,260)

Balance at January 31, 2004	13,584,175	136	—	(465,562)	(2,413)	(227)	(468,066)

Net loss	—	—	—	(100,309)	—	—	(100,309)
Issuance of restricted stock	196,000	1	144	—	—	(145)	—
Amortization of restricted stock	—	—	—	—	—	119	119
Preferred stock dividends	—	—	(144)	(13,312)	—	—	(13,456)

Balance at January 29, 2005	13,780,175	$137	$—	$(579,183)	$(2,413)	$(253)	$(581,712)

See notes to consolidated financial statements.

J.CREW GROUP, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

	Years Ended
	February 1, 2003	January 31, 2004	January 29, 2005
	(restated)	(restated)
	(in thousands)
Cash flows from operating activities:
Net loss	$(40,590)	$(50,184)	$(100,309)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization of property and equipment	43,197	43,075	37,061
Amortization of deferred financing costs	4,435	2,179	2,425
Non-cash interest expense (including redeemable preferred stock dividends of $14,206 in 2003 and $33,106 in 2004)	12,313	40,991	63,536
Deferred income taxes	7,421	5,000	—
Non-cash compensation expense	(589)	41	119
(Gain)/loss on refinancing of debt	—	(41,085)	49,780
Changes in operating assets and liabilities:
Merchandise inventories	31,600	41,290	(22,065)
Prepaid expenses and other current assets	2,140	4,153	(1,484)
Other assets	(2,470)	832	664
Accounts payable and other liabilities	(13,531)	(23,211)	28,819
Federal and state income taxes	(12,140)	(4,845)	217

Net cash provided by operating activities	31,786	18,236	58,763

Cash flow from investing activities:
Capital expenditures	(26,920)	(9,908)	(13,431)

Cash flow from financing activities:
Proceeds from long-term debt	—	25,820	275,000
Costs incurred in refinancing debt	(3,256)	(2,617)	(22,137)
Repayment of long-term debt	—	(776)	(324,198)
Proceeds from the issuance of common stock	1,084	—	—

Net cash provided by (used in) financing activities	(2,172)	22,427	(71,335)

Increase (decrease) in cash and cash equivalents	2,694	30,755	(26,003)
Cash and cash equivalents at beginning of year	16,201	18,895	49,650

Cash and cash equivalents at end of year	$18,895	$49,650	$23,647

Supplementary cash flow information:
Income taxes paid	$453	$345	$411

Interest paid	$19,380	$20,400	$23,270

Non-cash financing activities:
Dividends on preferred stock (charged directly to stockholder’s deficit)	$33,578	$26,260	$13,456

Interest payable on 13 1/8% Debentures at February 1, 2003 capitalized and added to the principal amount of the debt	—	$4,416	—

Exchange of 16% Senior Discount Contingent Principal Notes of J.Crew Intermediate LLC with a fair value of $87,006 for $131,083 carrying value of 13 1/8% Debentures of J.Crew Group, Inc.	—	—	—

See notes to consolidated financial statements.

J.CREW GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Fiscal Years Ended February 1, 2003, January 31, 2004 and January 29, 2005

Dollars in thousands, unless otherwise indicated

1. Nature Of Business And Summary Of Significant Accounting Policies

(a) Basis of Presentation

The consolidated financial statements presented herein are J.Crew Group, Inc. and its wholly- owned subsidiaries (collectively, the Company or Group), which consist of the accounts of J.Crew Group, Inc. and its wholly-owned subsidiaries, including J.Crew Intermediate LLC (Intermediate) and J.Crew Operating Corp. (Operating). Intermediate was formed in March 2003 as a limited liability company. Effective May 2003 Group transferred its investment in Operating to Intermediate.

All significant intercompany balances and transactions are eliminated in consolidation.

(b) Business

The Company designs, contracts for the manufacture of, markets and distributes women’s and men’s apparel, shoes and accessories under the J.Crew brand name. The Company’s products are marketed, primarily in the United States, through various channels of distribution, including retail and factory stores, catalogs, and the Internet. The Company is also party to a licensing agreement which grants the licensee exclusive rights to use the Company’s trademarks in connection with the manufacture and sale of products in Japan. The license agreement provides for payments based on a specified percentage of net sales.

The Company is subject to seasonal fluctuations in its merchandise sales and results of operations. The Company expects its sales and operating results generally to be lower in the first and second quarters than in the third and fourth quarters (which include the back-to-school and holiday seasons) of each fiscal year.

A significant amount of the Company’s products are produced in Asia through arrangements with independent contractors. As a result, the Company’s operations could be adversely affected by political instability resulting in the disruption of trade from the countries in which these contractors are located or by the imposition of additional duties or regulations relating to imports or by the contractor’s inability to meet the Company’s production requirements.

(c) Segment Information

The Company operates in one reportable business segment. All of the Company’s identifiable assets are located in the United States. Export sales are not significant.

(d) Fiscal Year

The Company’s fiscal year ends on the Saturday closest to January 31. The fiscal years 2002, 2003 and 2004 ended on February 1, 2003, January 31, 2004 and January 29, 2005 and each fiscal year consisted of 52 weeks.

(e) Cash Equivalents

For purposes of the consolidated statements of cash flows, the Company considers all highly liquid debt instruments, with maturities of 90 days or less when purchased, to be cash equivalents. Cash equivalents, which were $43,312 and $14,192 at January 31, 2004 and January 29, 2005, respectively, are stated at cost, which approximates market value.

J.CREW GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Fiscal Years Ended February 1, 2003, January 31, 2004 and January 29, 2005

Dollars in thousands, unless otherwise indicated

(f) Merchandise Inventories

Merchandise inventories are stated at the lower of average cost or market. The Company capitalizes certain design, purchasing and warehousing costs in inventory and these costs are included in cost of goods sold as the inventories are sold.

(g) Advertising and Catalog Costs

Direct response advertising, which consists primarily of catalog production and mailing costs, are capitalized and amortized over the expected future revenue stream. The Company accounts for catalog costs in accordance with the AICPA Statement of Position (“SOP”) 93-7, “Reporting on Advertising Costs.” SOP 93-7 requires that the amortization of capitalized advertising costs be the amount computed using the ratio that current period revenues for the catalog cost pool bear to the total of current and estimated future period revenues for that catalog cost pool. The capitalized costs of direct response advertising are amortized, commencing with the date catalogs are mailed, over the duration of the expected revenue stream, which was four months for the fiscal years 2002, 2003 and 2004. Deferred catalog costs, included in prepaid expenses and other current assets, as of January 31, 2004 and January 29, 2005 were $6,411 and $6,478, respectively. Catalog costs, which are reflected in selling and administrative expenses, for the fiscal years 2002, 2003 and 2004 were $56,695, $43,978 and $41,258, respectively.

All other advertising costs, which are not significant, are expensed as incurred.

(h) Property and Equipment

Property and equipment are stated at cost and are depreciated over the estimated useful lives by the straight-line method. Buildings and improvements are depreciated over estimated useful lives of twenty years. Furniture, fixtures and equipment are depreciated over estimated useful lives, ranging from three to ten years. Leasehold improvements (including rent capitalized during the construction period) are amortized over the shorter of their useful lives or related lease terms (without consideration of optional renewal periods).

Systems development costs are capitalized and amortized on a straight-line basis over periods ranging from three to five years.

(i) Debt Issuance Costs

Debt issuance costs (included in other assets) are amortized over the term of the related debt agreements. Unamortized debt issuance costs as of January 31, 2004 and January 29, 2005 were $6,375 and $8,029, respectively.

(j) Income Taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 109, “Accounting for Income Taxes”. This statement requires the use of the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred taxes are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. The provision for income taxes includes taxes currently payable and deferred taxes resulting from the tax effects of temporary differences between the financial statement and tax bases of assets and liabilities.

J.CREW GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Fiscal Years Ended February 1, 2003, January 31, 2004 and January 29, 2005

Dollars in thousands, unless otherwise indicated

(k) Revenue Recognition

Revenue is recognized for catalog and Internet sales when merchandise is shipped to customers and at the time of sale for retail sales. Shipping terms for catalog and Internet sales are FOB shipping point, and title passes to the customer at the time and place of shipment. Prices for all merchandise are listed in the Company’s catalogs and website and are confirmed with the customer upon order. The customer has no cancellation privileges other than customary rights of return that are accounted for in accordance with SFAS No. 48 “Revenue Recognition When Right of Return Exists.” The Company accrues a sales return allowance for estimated returns of merchandise subsequent to the balance sheet date that relate to sales prior to the balance sheet date. Amounts billed to customers for shipping and handling fees related to catalog and Internet sales are included in other revenues at the time of shipment. Royalty revenue is recognized as it is earned based on contractually specified percentages applied to reported sales. Advance royalty payments are deferred and recorded as revenue when the related sales occur. Other revenues include estimated amount of unredeemed gift card liability based on Company specific historical trends, which amounted to $1,962, $1,676 and $1,410 in fiscal years 2002, 2003 and 2004, respectively.

(l) Operating Expenses

Cost of goods sold (including buying and occupancy costs) includes the direct cost of purchased merchandise, inbound freight, design, buying and production costs, occupancy costs related to store operations and all shipping and handling and delivery costs associated with our J.Crew Direct business.

Selling, general and administrative expenses include all operating expenses not included in cost of goods sold, primarily catalog production and mailing costs, certain warehousing expenses, which aggregated $10,440,$9,860 and $10,816 for fiscal years 2002, 2003, and 2004, respectively, administrative payroll, store expenses other than occupancy costs, depreciation and amortization and credit card fees.

(m) Store Pre-opening Costs

Costs associated with the opening of new retail and factory stores are expensed as incurred.

(n) Derivative Financial Instruments

Derivative financial instruments have been used by the Company from time to time to manage its interest rate and foreign currency exposures. The Company does not enter into derivative financial instruments for speculative purposes. For interest rate swap agreements, the net interest paid is recorded as interest expense on a current basis. Gains or losses resulting from market fluctuations are not recognized. The Company from time to time enters into forward foreign exchange contracts as hedges relating to identifiable currency positions to reduce the risk from exchange rate fluctuations.

(o) Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

J.CREW GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Fiscal Years Ended February 1, 2003, January 31, 2004 and January 29, 2005

Dollars in thousands, unless otherwise indicated

(p) Impairment of Long-Lived Assets

The Company reviews long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company assesses the recoverability of such assets based upon estimated cash flow forecasts. Charges of $137, $675 and $146 were incurred in fiscal 2002, 2003 and 2004 to write-down the carrying value of certain long-lived assets.

(q) Stock Based Compensation

The Company accounts for stock-based compensation using the intrinsic value method of accounting for employee stock options as permitted by SFAS No. 123, “Accounting for Stock-Based Compensation”. Accordingly, compensation expense is not recorded for options granted if the option price is equal to or in excess of the fair market price at the date of grant. If the Company had adopted the fair value recognition provisions of SFAS No. 123, the effect on net income would not be material.

Restricted stock awards result in the recognition of deferred compensation, which is charged to expense over the vesting period of the awards. Deferred compensation is presented as a reduction of stockholders’ equity. Total compensation expense recorded with respect to stock-based compensation, all of which related to restricted stock awards, amounted to $464, $41 and $119 in 2002, 2003 and 2004, respectively.

(r) Deferred rent and lease incentives

Rental payments under operating leases are charged to expense on a straight-line basis after consideration of step rent provisions and escalation clauses. Differences between rental expense and actual rental payments are recorded as deferred rent and included in deferred credits. The Company capitalizes rent expense during the period from possession date through the completion of store construction. Rent is expensed subsequent to the end of construction. Capitalized rent is amortized over the lease term (without consideration of optional renewal periods).

The Company receives construction allowances upon entering into certain store leases. These construction allowances are recorded as deferred credits and are amortized as a reduction of rent expense over the term of the related lease. Deferred construction allowances were $43,668 and $39,250 at January 31, 2004 and January 29, 2005, respectively.

(s) Net loss per share

Net loss per share is computed using the weighted average number of common shares outstanding during the period. The weighted average number of shares used in the calculation for both basic and diluted net loss per share for fiscal years 2002, 2003 and 2004 was 11,780,000, 11,927,000 and 12,205,000 shares, respectively. Diluted earnings per share is the same as basic earnings per share since the dilutive calculation would have an anti-dilutive impact as a result of the net losses incurred during fiscal years 2002, 2003 and 2004.

(t) Reclassification

Certain prior year amounts have been reclassified to conform with current year’s presentation.

J.CREW GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Fiscal Years Ended February 1, 2003, January 31, 2004 and January 29, 2005

Dollars in thousands, unless otherwise indicated

2. Restatement

During the fourth quarter of fiscal 2004, the Company determined that it had misclassified proceeds from construction allowances in the consolidated statement of cash flows. As a result, the consolidated statements of cash flow for the years ended February 1, 2003 and January 31, 2004 have been restated to reclassify the proceeds from construction allowances from cash flows from investing activities to cash flows from operating activities. There was no effect on the Company’s consolidated balance sheet or consolidated statement of operations.

The effects of the reclassification are as follows:

	Year Ended
	February 1, 2003	January 31, 2004
Accounts payable and other liabilities:
As reported	$(20,033)	$(25,233)

As restated	$(13,531)	$(23,211)

Cash flows from operating activities:
As reported	$25,284	$16,214

As restated	$31,786	$18,236

Proceeds from construction allowances:
As reported	$6,502	$2,022

As restated	$—	$—

Cash flows from investing activities:
As reported	$(20,418)	$(7,886)

As restated	$(26,920)	$(9,908)

3. Insurance Proceeds

The terrorist events of September 11, 2001 resulted in the destruction of the Company’s retail store located at the World Trade Center in New York City, resulting in the loss of inventories and store fixtures, equipment and leasehold improvements. These losses and the resulting business interruption were covered by insurance policies maintained by the Company.

The statement of operations for the years ended February 1, 2003 and January 31, 2004 include gains of $1,800 and $3,850 as a result of additional insurance recoveries. No additional insurance recoveries are payable to the Company relating to this loss.

J.CREW GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Fiscal Years Ended February 1, 2003, January 31, 2004 and January 29, 2005

Dollars in thousands, unless otherwise indicated

4. Property and Equipment

Property and equipment, net consists of:

	January 31, 2004	January 29, 2005
Land	$1,710	$1,710
Buildings and improvements	11,705	11,712
Fixtures and equipment	90,898	68,811
Leasehold improvements	176,740	173,725
Construction in progress	3,892	3,140

	284,945	259,098
Less accumulated depreciation and amortization	146,565	138,285

	$138,380	$120,813

5. Other Current Liabilities

Other current liabilities consist of:

	January 31, 2004	January 29, 2005
Customer liabilities	$9,089	$14,095
Accrued catalog and marketing costs	2,505	801
Taxes, other than income taxes	3,046	3,115
Accrued interest	5,330	3,664
Accrued occupancy	817	1,141
Reserve for sales returns	2,988	4,831
Accrued compensation	3,535	8,465
Other	20,479	25,036

	$47,789	$61,148

6. Lines of Credit

On December 23, 2004, Operating entered into an Amended and Restated Loan and Security Agreement with Wachovia Capital Markets, LLC, as arranger, Wachovia Bank, National Association, as administrative agent, Bank of America N.A., as syndication agent, and Congress Financial Corporation, as collateral agent, and a syndicate of lenders (the “Amended Wachovia Credit Facility”) which provides for a maximum credit availability of up to $170.0 million (which may be increased to $250.0 million subject to certain conditions).

The Amended Wachovia Credit Facility provides for revolving loans and letter of credit accommodations. The Amended Wachovia Credit Facility expires in December 2009. The total amount of availability is subject to limitations based on specified percentages of eligible receivables, inventories and real property. As of January 29, 2005, excess availability under the Amended Wachovia Credit Facility was $27.0 million.

Borrowings are secured by a perfected first priority security interest in all the assets of Intermediate and its subsidiaries and bear interest, at the Company’s option, at the prime rate plus a margin of up to 0.25% or the Eurodollar rate plus a margin ranging from 1.25% to 2.00%. The

J.CREW GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Fiscal Years Ended February 1, 2003, January 31, 2004 and January 29, 2005

Dollars in thousands, unless otherwise indicated

Company is required to pay a monthly unused line fee ranging from .25% to .375%. Fees for outstanding commercial letters of credit range from .625% to 1.0% and fees for outstanding standby letters of credit are 1.25%.

The Amended Wachovia Credit Facility includes restrictions, including the incurrence of additional indebtedness, the payment of dividends and other distributions, the making of investments, the granting of loans and the making of capital expenditures. The Amended Wachovia Credit Facility permits restricted payments (by way of dividends or other distributions) with respect to, among other things, the Company’s capital stock payable solely in additional shares of its capital stock, the Company’s tax sharing agreement, the Series A Preferred Stock of Group, the Series B Preferred Stock of Group and the 13 1/8% Senior Discount Debentures due 2008 of Group. The ability of Operating to declare dividends on its capital stock is also limited by Delaware law, which permits a company to pay dividends on its capital stock only out of its surplus or, in the event that it has no surplus, out of its net profits for the year in which a dividend is declared or for the immediately preceding fiscal year. Under the Amended Wachovia Credit Facility, Operating is required to maintain a fixed interest charge coverage ratio of 1.1 if excess availability is less than $20.0 million for any 30 consecutive day period. Operating has at all times been in compliance with all financial covenants.

Maximum borrowings under our working capital credit agreements were $63,000, $10,000 and none and average borrowings were $40,400, $1,020 and none during fiscal years 2002, 2003 and 2004, respectively. There were no borrowings outstanding at January 31, 2004 and January 29, 2005.

Outstanding letters of credit established primarily to facilitate international merchandise purchases at January 31, 2004 and January 29, 2005 amounted to $39,500 and $58,700, respectively.

7. Long-Term Debt and Preferred Stock

	January 31, 2004	January 29, 2005
Operating:
9 3/4% senior subordinated notes(a)	$—	$275,000
5.0% Notes Payable(b)	21,000	22,000
10 3/8% senior subordinated notes(c)	150,000	—
Wachovia credit facility	5,044	—
Less amount due within one year	(1,164)	—

Total Operating long-term debt	174,880	297,000

Intermediate:
16% senior discount contingent principal notes (net of unamortized debt issuance discount of $38,677)(d)	108,389	—

Group:
13 1/8% Debentures(e)	21,667	21,667
Mandatorily redeemable preferred stock(f)	211,704	258,266

Total Group long-term debt	516,640	576,933
Group preferred stock(f)	92,800	92,800

Total Group long-term debt and preferred stock	$609,440	$669,733

J.CREW GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Fiscal Years Ended February 1, 2003, January 31, 2004 and January 29, 2005

Dollars in thousands, unless otherwise indicated

The scheduled payments of long-term debt are $43.7 million in 2008, $258.3 million in 2009 and $275.0 million in 2014.

(a) On November 21, 2004, Operating entered into a Senior Subordinated Loan Agreement with entities managed by Black Canyon Capital LLC and Canyon Capital Advisors LLC, which provided for a term loan of $275 million. The proceeds of the term loan were used to redeem in full Operating’s outstanding 10 3/8% senior subordinated notes due 2007 ($150 million) and to redeem in part Intermediate’s 16% senior discount contingent principal notes due 2008 ($125 million). On March 18, 2005, the term loan was converted into equivalent new 9 3/4% senior subordinated notes of Operating due 2014 (9 3/4% senior subordinated notes) in accordance with the terms of the loan agreement.

The 9 3/4% senior subordinated notes are general senior subordinated obligations of Operating and certain subsidiaries of Operating and Intermediate, are subordinated in right of payment to their existing and future senior debt, are pari passu in right of payment with any of their future senior subordinated debt and are senior in right of payment to any of their future subordinated debt. Operating’s existing domestic subsidiaries, other than non-guarantor subsidiaries, are guarantors of the 9 3/4% senior subordinated notes. The 9 3/4% senior subordinated notes are secured by the assets of Operating and certain subsidiaries of Operating and by Operating’s common stock owned by Intermediate and such security interest is junior in priority to that securing first-lien obligations, including those under the Amended Wachovia Credit Facility.

Interest on the notes accrues at the rate of 9 3/4% per annum and is payable semi-annually in arrears on each June 23 and December 23. The notes mature on December 23, 2014. The notes may be redeemed at the option of the issuer, in whole or in part, at 101% of the principal amount at any time until June 23, 2006 and thereafter, at any time on or after December 23, 2009 at prices ranging from 104.875% to 100% of the principal amount, in each case, plus accrued and unpaid interest on the notes.

The indenture governing the 9 3/4% senior subordinated notes contains covenants that, among other things, limit the ability of Operating and certain subsidiaries of Operating to incur additional indebtedness or issue disqualified stock or preferred stock, pay dividends or make other distributions on, redeem or repurchase the capital stock of Operating, make certain investments, create certain liens, guarantee indebtedness, engage in transactions with affiliates and consolidate, merge or transfer all or substantially all of the assets of Operating and certain subsidiaries of Operating.

Under the indenture governing the 9 3/4% senior subordinated notes, Operating may declare cash dividends payable to Group in an amount sufficient to enable Group to make the regularly scheduled payment of interest in respect of the senior discount debentures of Group so long as no default or event of default has occurred and is continuing under the indenture. The ability of Operating to declare dividends on its capital stock is also limited by Delaware law, which permits a company to pay dividends on its capital stock only out of its surplus or, in the event that it has no surplus, out of its net profits for the year in which a dividend is declared or for the immediately preceding fiscal year. In order to pay dividends in cash, Operating must have surplus or net profits equal to the full amount of the cash dividend at the time such dividend is declared. In determining Operating’s ability to pay dividends, Delaware law permits the board of directors of Operating to revalue its assets and liabilities from time to time to their fair market value in order to create a surplus.

(b) On February 4, 2003, Group and Operating entered into a credit agreement with TPG-MD Investment, LLC, a related party, which provides for a Tranche A loan to Operating in an aggregate

J.CREW GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Fiscal Years Ended February 1, 2003, January 31, 2004 and January 29, 2005

Dollars in thousands, unless otherwise indicated

principal amount of $10.0 million and a Tranche B loan to Operating in an aggregate principal amount of $10.0 million. The loans are due in February 2008 and bear interest at 5.0% per annum payable semi-annually in arrears on January 31 and July 31, commencing on July 31, 2003. Interest will compound and be capitalized and added to the principal amount on each interest payment date, resulting in an effective interest rate of 5.6%. The outstanding amount of these loans is convertible into shares of common stock of Group at $6.82 per share. These loans are subordinated in right of payment to the prior payment of all senior debt. On November 21, 2004, this credit agreement was amended to subordinate the Tranche A loan in right of payment to Operating’s 9 3/4% senior subordinated notes while the Tranche B loan is pari passu in right of payment with such notes.

(c) The 10 3/8% senior subordinated notes were redeemed in full in December 2004.

(d) On May 6, 2003, Group completed an offer to exchange 16% senior discount contingent principal notes due 2008 of Intermediate (new notes) for its outstanding 13 1/8% senior discount debentures due 2008 (existing debentures). Approximately 85% of the outstanding debentures were tendered for exchange. Group exchanged $87,006 fair value of new notes for $131,083 face amount (including accrued interest of $10,750) of existing debentures. The difference between the fair value of the new notes and the carrying value of the existing debentures of $44,077 was included as a gain in the statement of operations for the year ended January 31, 2004.

The outstanding 16% senior discount contingent principal notes were redeemed in full through two separate redemption events in December 2004 and January 2005.

(e) The 13 1/8% senior discount debentures are senior unsecured obligations of Group and mature on October 15, 2008. Interest is payable in arrears on April 15 and October 15 of each year subsequent to October 15, 2002. The 13 1/8% senior discount debentures may be redeemed at the option of Group at 1.0219 of principal until October 15, 2005 and 100% thereafter.

(f) The restated certificate of incorporation of our predecessor, a New York corporation, authorized issuance of up to:

(1) 1,000,000 shares of Series A cumulative preferred stock, par value $.01 per share, and

(2) 1,000,000 shares of Series B cumulative preferred stock, par value $.01 per share.

At January 31, 2004 and January 29, 2005, 92,800 shares of Series A preferred stock and 32,500 shares of Series B preferred stock were issued and outstanding.

Each series of the preferred stock accumulates dividends at the rate of 14.5% per annum (payable quarterly) for periods ending on or prior to October 17, 2009. Dividends compound to the extent not paid in cash. A default in the payment of the Series A preferred stock redemption price will trigger dividends accruing and compounding quarterly at a rate of (i) 16.50% per annum with respect to periods ending on or before October 17, 2009, and (ii) 18.50% with respect to periods starting after October 17, 2009. A default in the payment of the Series B preferred stock redemption price will trigger dividends accruing and compounding quarterly at a rate of 16.50% per annum.

On October 17, 2009, Group is required to redeem the Series B preferred stock and to pay all accumulated but unpaid dividends on the Series A preferred stock. Thereafter, the Series A preferred

J.CREW GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Fiscal Years Ended February 1, 2003, January 31, 2004 and January 29, 2005

Dollars in thousands, unless otherwise indicated

stock will accumulate dividends at the rate of 16.5% per annum. Subject to restrictions imposed by certain indebtedness of the Company, Group may redeem shares of the preferred stock at a redemption price equal to 100% of liquidation value plus accumulated and unpaid dividends.

In certain circumstances (including a change of control of Group), subject to restrictions imposed by certain indebtedness of the Company, Group may be required to repurchase shares of the preferred stock at liquidation value plus accumulated and unpaid dividends. If Group liquidates, dissolves or winds up, whether voluntary or involuntary, no distribution shall be made either (i) to those holders of stock ranking junior to the preferred stock, unless prior thereto the holders of the preferred stock receive the total value for each share of preferred stock plus an amount equal to all accrued dividends thereon as of the date of such payment or (ii) to the holders of stock ranking pari passu with the preferred stock (which we refer to as the “parity stock”), except distributions made ratably on the preferred stock and all such parity stock in proportion to the total amounts to which the holders of all such shares are entitled upon liquidation, dissolution or winding up of Group.

Effective at the beginning of the third quarter of 2003, the Company adopted SFAS No. 150 “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. This pronouncement required the reclassification to long-term debt of the liquidation value of Group Series B preferred stock and the related accumulated and unpaid dividends and the accumulated and unpaid dividends related to the Series A preferred stock since these amounts are required to be redeemed in October 2009. The preferred dividends related to the liquidation value of the Series B preferred stock and to the accumulated and unpaid dividends of the Series A and Series B preferred stock for the third and fourth quarters of 2003 and fiscal 2004 are included in interest expense. The Series A preferred stock is only redeemable in certain circumstances (including a change of control at Group) and does not qualify for reclassification under SFAS No. 150. Accordingly, the dividends related to the Series A preferred stock are deducted from stockholders’ deficit.

Accumulated but unpaid dividends amounted to $225,766 at January 29, 2005.

8. Loss per Share

The calculation of basic net loss per share and diluted net loss per share is presented below:

	2002	2003	2004
	($ in thousands, except per share amounts)
Net loss	$(40,590)	$(50,184)	$(100,309)
Preferred stock dividends	(33,578)	(26,260)	(13,456)

Net loss applicable to common shares	(74,168)	(76,444)	(113,765)
Weighted average common shares outstanding Basic and diluted	11,780	11,927	12,205

Loss per Share Basic and diluted	$(6.30)	$(6.41)	$(9.32)

J.CREW GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Fiscal Years Ended February 1, 2003, January 31, 2004 and January 29, 2005

Dollars in thousands, unless otherwise indicated

The number of potentially dilutive securities excluded from the calculation of diluted earnings per share were, as follows:

	2002	2003	2004
Stock options	4,474	2,411	4,582
Unvested shares of restricted stock	948	855	776
Convertible note payable	—	3,079	3,226

	5,422	6,345	8,584

9. Gain (loss) on Refinancing of Debt

During the fourth quarter of 2004, the Company redeemed in full the outstanding 10 3/8% senior subordinated notes due 2007 ($150.0 million) and redeemed the outstanding 16% senior discount contingent principal notes due 2008 ($169.1 million). Funds used for the redemption were generated from the proceeds of a $275 million term loan and internally available funds.

This refinancing resulted in a loss of $49.8 million for Group in fiscal 2004, which consisted of: (a) redemption premiums of $15.3 million, (b) the write-off of deferred financing costs of $3.2 million and (c) the write-off of deferred debt issuance costs of $31.3 million related to the 16% senior discount contingent principal notes issued in May 2003.

Refer to Note 7(d) for explanation of gain on exchange of debt in fiscal 2003.

10. Commitments and Contingencies

(a) Operating Leases

As of January 29, 2005, Operating was obligated under various long-term operating leases for retail and factory outlet stores, warehouses, office space and equipment requiring minimum annual rentals.

These operating leases expire on varying dates through 2014. At January 29, 2005 aggregate minimum rentals are, as follows:

Fiscal year	Amount
2005	$54,257
2006	50,636
2007	48,713
2008	43,115
2009	37,841
Thereafter	98,772

Certain of these leases include renewal options and escalation clauses and provide for contingent rentals based upon sales and require the lessee to pay taxes, insurance and other occupancy costs.

Rent expense for fiscal 2002, 2003 and 2004 was $41,657, $42,997 and $46,583, respectively, including contingent rent, based on store sales, of $1,187, $814 and $1,700.

J.CREW GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Fiscal Years Ended February 1, 2003, January 31, 2004 and January 29, 2005

Dollars in thousands, unless otherwise indicated

(b) Employment Agreements

The Company is party to employment agreements with certain executives, which provide for compensation and certain other benefits. The agreements also provide for severance payments under certain circumstances.

(c) Litigation

The Company is subject to various legal proceedings and claims that arise in the ordinary conduct of its business. Although the outcome of these claims cannot be predicted with certainty, management does not believe that it is reasonably possible that resolution of these legal proceedings will result in unaccrued losses that would be material.

11. Employee Benefit Plan

The Company has a thrift/savings plan pursuant to Section 401 of the Internal Revenue Code whereby all eligible employees may contribute up to 15% of their annual base salaries subject to certain limitations. The Company’s contribution is based on a percentage formula set forth in the plan agreement. Company contributions to the thrift/savings plan were $1,834, $1,288 and $1,306 for fiscal 2002, 2003 and 2004, respectively.

12. License Agreement

Operating has a licensing agreement through January 2007 with Itochu Corporation, a Japanese trading company. The agreement permits Itochu to distribute J.Crew merchandise in Japan.

Operating earns royalty payments under the agreement based on the sales of its merchandise. Royalty income, which is included in other revenues, for fiscal 2002, 2003 and 2004 was $2,280, $2,456 and $2,757, respectively.

13. Other Revenues

Other revenues consist of the following:

	2002	2003	2004
Shipping and handling fees	$31,823	$25,205	$21,624
Royalties	2,280	2,456	2,757
Other	1,962	1,676	1,540

	$36,065	$29,337	$25,921

14. Financial Instruments

The fair value of the Company’s long-term debt (including redeemable preferred stock) is estimated to be approximately $501,400 and $576,933 at January 31, 2004 and January 29, 2005, respectively, and is based on dealer quotes or quoted market prices of the same or similar instruments. The carrying amounts of long-term debt were $517,804 and $576,933 at January 31, 2004 and January 29, 2005, respectively. The carrying amounts reported in the consolidated balance sheets for

J.CREW GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Fiscal Years Ended February 1, 2003, January 31, 2004 and January 29, 2005

Dollars in thousands, unless otherwise indicated

cash and cash equivalents, accounts payable and other current liabilities approximate fair value because of the short-term maturity of those financial instruments. The estimates presented herein are not necessarily indicative of amounts the Company could realize in a current market exchange.

15. Income Taxes

Group files a consolidated federal tax return, which includes all its wholly owned subsidiaries. Each subsidiary files separate state tax returns in the required jurisdictions. Group and its subsidiaries have entered into a tax sharing agreement providing (among other things) that each of the subsidiaries will reimburse Group for its share of income taxes based on the proportion of such subsidiaries’ tax liability on a separate return basis to the total tax liability of Group.

The income tax provision/(benefit) consists of:

	2002	2003	2004
Current:
Foreign	$193	$250	$300
Federal	(12,014)	(3,744)	—
State and local	200	(1,006)	300

	(11,621)	(4,500)	600
Deferred	7,421	5,000	—

Total	$(4,200)	$500	$600

A reconciliation between the provision/(benefit) for income taxes based on the U.S. Federal statutory rate and the Company’s effective rate, is as follows:

	2002	2003	2004
Federal income tax rate	(35.0)%	(35.0)%	(35.0)%
State and local income taxes, net of federal benefit	—	0.8	0.4
Valuation allowance	47.0	64.0	5.6
Additional NOL carryback	—	(7.4)	—
Reversal of prior tax accruals	(20.9)	(2.6)	—
Non-deductible expenses and other (primarily preferred dividends)	(.5)	8.4	18.6
Non-recognized gain on exchange of debt	—	(27.2)	11.0

Effective tax rate	(9.4)%	1.0%	0.6%

J.CREW GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Fiscal Years Ended February 1, 2003, January 31, 2004 and January 29, 2005

Dollars in thousands, unless otherwise indicated

The tax effect of temporary differences which give rise to deferred tax assets and liabilities are:

	January 31, 2004	January 29, 2005
Deferred tax assets:
Original issue discount	$33,660	$3,600
Rent	17,514	17,800
Federal NOL carryforwards	19,600	47,200
State and local NOL carryforwards	4,485	4,500
Reserve for sales returns	1,207	1,900
Other	5,057	4,700

	81,523	79,700
Valuation allowance	(57,838)	(63,400)

	23,685	16,300

Deferred tax liabilities:
Prepaid catalog and other prepaid expenses	(8,555)	(6,600)
Difference in book and tax basis for property and equipment	(15,130)	(9,700)

	(23,685)	(16,300)

Net deferred income tax asset	$—	$—

The Company has significant deferred tax assets resulting from net operating loss carryforwards and deductible temporary differences, which will reduce taxable income in future periods. SFAS No. 109 “Accounting for Income Taxes” states that a valuation allowance is required when it is more likely than not that all or a portion of a deferred tax asset will not be realized. A review of all available positive and negative evidence needs to be considered, including a company’s current and past performance, the market environment in which a company operates, length of carryback and carryforward periods, existing contracts or sales backlog that will result in future profits, etc. Forming a conclusion that a valuation allowance is not needed is difficult when there is negative evidence such as cumulative losses in recent years. Cumulative losses weigh heavily in the overall assessment. As a result of our assessment, we established a valuation allowance for the net deferred tax assets at February 1, 2003. The valuation allowance was increased at January 31, 2004 and January 29, 2005 to fully reserve net deferred tax assets at such dates. The Company did not recognize any tax benefits in fiscal 2004 and does not expect to recognize any net tax benefits in future results of operations until an appropriate level of profitability is sustained.

The Company has state and local income tax net operating loss carryforwards of varying amounts.

16. Stock Compensation Plans

Amended and Restated 1997 Stock Option Plan

Under the terms of the Amended and Restated 1997 Stock Option Plan (1997 Plan), an aggregate of 1,910,000 shares of Group common stock are available for grant to key employees and consultants in the form of non-qualified stock options. The options have terms of seven to ten years and become exercisable over a period of four to five years. Options granted under the 1997 Plan are subject to various conditions, including under some circumstances, the achievement of certain performance objectives.

J.CREW GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Fiscal Years Ended February 1, 2003, January 31, 2004 and January 29, 2005

Dollars in thousands, unless otherwise indicated

2003 Equity Incentive Plan

In January 2003, the Board of Directors of Group approved the adoption of the 2003 Equity Incentive Plan (2003 Plan). Under the terms of the 2003 Plan, an aggregate of 4,798,160 shares of Group common stock are available for award to key employees and consultants in the form of non-qualified stock options and restricted shares, as follows:

•	1,115,812 shares are reserved for the issuance of stock options at an exercise price of $6.82 or fair market value, whichever is greater,

•	1,115,812 shares are reserved for the issuance of stock options at an exercise price of $25.00 or fair market value, whichever is greater,

•	1,115,812 shares are reserved for the issuance of stock options at an exercise price of $35.00 or fair market value, whichever is greater, and

•	1,450,724 shares are reserved for the issuance of restricted shares.

The options have terms of ten years and become exercisable over the period provided in each grant agreement. Under the Plan, the Compensation Committee of the Board of Directors of Group has the discretion to modify the exercise price and the number of shares reserved for the issuance of stock options and restricted shares.

A summary of stock option activity for the three years ended January 29, 2005, is as follows:

	2002		2003		2004
	Shares	Weighted average exercise price	Shares	Weighted average exercise price	Shares	Weighted average exercise price
Outstanding, beginning of year	1,808,790	$9.97	4,474,469	$18.22	2,410,606	$8.37
Granted	3,263,239	21.35	377,750	6.85	2,515,848	17.07
Exercised	—		—		—
Cancelled	(597,560)	10.29	(2,441,613)	26.19	(344,189)	8.33

Outstanding, end of year	4,474,469	$18.22	2,410,606	$8.37	4,582,265	$13.15

Options exercisable at end of year	842,340	$9.81	849,302	$10.59	1,706,775	$11.81

The following table summarizes information about stock options outstanding as of January 29, 2005:

	Outstanding		Weighted average remaining contractual life (in months)	Exercisable
Range	Number of options	Weighted average option price		Number of options	Weighted average option price
$6.82-$8.53	2,131,731	$6.85	86	831,445	$6.89
$10.00-$20.81	1,438,584	$14.02	91	632,632	$12.96
$25.00-$35.00	1,011,950	$25.17	109	242,698	$25.69

$6.82-$35.00	4,582,265	$13.15	93	1,706,775	$11.81

Under the 2003 Plan, 1,004,266, 224,402 and 196,000 restricted shares were issued in fiscal 2002, 2003 and 2004, respectively, and 83,689 restricted shares were forfeited in fiscal 2003. On January 29, 2005, there were 1,340,979 restricted shares outstanding, of which 564,873 shares were vested.

J.CREW GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Fiscal Years Ended February 1, 2003, January 31, 2004 and January 29, 2005

Dollars in thousands, unless otherwise indicated

The weighted-average grant-date fair value per share of restricted stock issued in fiscal years 2002 and 2003 was $0.74 and $1.12 in fiscal year 2004.

17. Recent Accounting Pronouncements

In December 2003, the FASB issued FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities, which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. FIN 46R applies to variable interests in variable interest entities created after December 31, 2003. For variable interests in variable interest entities created before January 1, 2004, the Interpretation applies beginning on January 1, 2005. For any variable interest entities that must be consolidated under FIN 46R that were created before January 1, 2004, the assets, liabilities and noncontrolling interests of the variable interest entity initially would be measured at their carrying amounts with any difference between the net amount added to the balance sheet and any previously recognized interest being recognized as the cumulative effect of an accounting change. If determining the carrying amounts is not practicable, fair value at the date FIN 46R first applies may be used to measure the assets, liabilities and noncontrolling interest of the variable interest entity. The adoption of FIN 46R did not have any effect on the financial statements taken as a whole as of January 29, 2005, and for the year then ended.

In December 2004, the FASB issued Statement No. 123 R, Share-Based Payment. This revision to Statement No. 123 requires that compensation expense be recognized for the fair value of stock options over their vesting period and changes the method of expense recognition for performance-based stock awards. The Statement is required to be adopted by the Company for fiscal years beginning after December 15, 2005 and applies to all outstanding stock options and stock awards that have not yet vested at the date of adoption. Management is evaluating the effects of this Statement.

18. Quarterly Financial Information (Unaudited)

	Thirteen Weeks Ended May 3, 2003	Thirteen Weeks Ended August 2, 2003(a)	Thirteen Weeks Ended November 1, 2003	Thirteen Weeks Ended January 31, 2004	Fifty-two Weeks Ended January 31, 2004
	(in millions)
Net sales	$152.6	$159.2	$146.4	$202.4	$660.6
Gross profit	57.9	51.3	59.9	80.6	249.7
Net income (loss)	(20.2)	15.0	(24.5)	(20.5)	(50.2)
Preferred dividends	(9.6)	(9.9)	(3.4)	(3.4)	(26.3)

Net income (loss) applicable to common shareholders	(29.8)	5.1	(27.9)	(23.9)	(76.5)
Weighted average common shares outstanding
Basic	11,922	11,922	11,924	11,940	11,927
Diluted	11,922	12,668	11,924	11,940	11,927
Income (loss) per share
Basic	(2.51)	0.43	(2.34)	(1.99)	(6.41)
Diluted	(2.51)	0.40	(2.34)	(1.99)	(6.41)

J.CREW GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Fiscal Years Ended February 1, 2003, January 31, 2004 and January 29, 2005

Dollars in thousands, unless otherwise indicated

	Thirteen Weeks Ended May 1, 2004	Thirteen Weeks Ended July 31, 2004	Thirteen Weeks Ended October 30, 2004	Thirteen Weeks Ended January 29, 2005(b)	Fifty-two Weeks Ended January 29, 2005
Net sales	$140.6	$182.1	$200.9	$254.7	$778.3
Gross profit	60.7	74.2	89.0	101.5	325.4
Net loss	(23.7)	(13.8)	(9.9)	(52.9)	(100.3)
Preferred dividends	(3.4)	(3.4)	(3.4)	(3.3)	(13.5)

Net loss applicable to common shareholders	(27.1)	(17.2)	(13.3)	(56.2)	(113.8)

Weighted average common shares outstanding
Basic and diluted	12,197	12,197	12,198	12,228	12,205

Loss per share
Basic and diluted	(2.23)	(1.40)	(1.09)	(4.60)	(9.32)

(a)	Net income includes a pre-tax gain on the exchange of debt of $41.1 million.
(b)	Net loss includes a pre-tax loss on the refinancing of debt of $49.8 million.

J. CREW GROUP, INC. AND SUBSIDIARIES

SCHEDULE II VALUATION AND QUALIFYING ACCOUNTS

	Beginning Balance	Charged to Cost and Expenses(a)	Charged to other Accounts	Deductions(a)	Ending Balance
	(in thousands)
Inventory reserve (deducted from inventories)
Fiscal year ended:
February 1, 2003	$8,367	$4,053	$—	$—	$12,420
January 31, 2004	12,420	—	—	7,380	5,040
January 29, 2005	5,040	—	—	557	4,483

Allowance for sales returns (included in other current liabilities)
Fiscal year ended:
February 1, 2003	$6,475	$—	$—	$1,162	$5,313
January 31, 2004	5,313	—	—	2,309	3,004
January 29, 2005	3,004	1,827	—	—	4,831

(a)	The inventory reserve and allowance for sales returns are evaluated at the end of each fiscal quarter and adjusted (plus or minus) based on the quarterly evaluation. During each period inventory write-downs and sales returns are charged to the statement of operations as incurred.

No dealer, salesperson or other person is authorized to give information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is currently only as of its date.

             Shares

Common Stock

Goldman, Sachs & Co.

Bear, Stearns & Co. Inc.

Banc of America Securities LLC

Citigroup

Credit Suisse First Boston

JPMorgan

Lehman Brothers

Wachovia Securities

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of securities being registered. All amounts are estimates except the registration fee, the NASD filing fee and the New York Stock Exchange listing fee.

Registration fee	$23,540
NASD filing fee	20,500
New York Stock Exchange listing fee	*
Printing and engraving expenses	*
Legal fees and expenses	*
Accounting fees and expenses	*
Blue sky fees and expenses	*
Transfer agent and registrar fees	*
Miscellaneous	*
Total

*	To be provided by amendment.

Item 14. Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law (“Section 145”) permits indemnification by a corporation of officers and directors, as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer or other employee or agent of the corporation, subject to certain limitations. Section 145 also provides that a corporation has the power to maintain insurance on behalf of its officers and directors against any liability asserted against such person and incurred by him or her in such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify him or her against such liability under the provisions of Section 145. The statute also provides that it is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of shareholders or disinterested directors or otherwise.

The Registrant’s Bylaws provide for mandatory indemnification of its directors and officers and permissible indemnification of employees and other agents to the fullest extent permitted by the Delaware General Corporation Law. The rights to indemnify thereunder will continue as to a person who has ceased to be a director, officer, employee or agent and inure to the benefit of the heirs, executors and administrators of the person. In addition, expenses incurred by a director or executive officer in defending any civil, criminal, administrative or investigative action, suit or proceeding by reason of the fact that he or she is or was a director or officer of the Registrant (or was serving at the Registrant’s request as a director or officer of another corporation) shall be paid by the Registrant in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by the Registrant as authorized by the relevant section of the Delaware General Corporation Law.

As permitted by Section 102(b)(7) of the Delaware General Corporation Law, the Registrant’s Certificate of Incorporation provides that its directors shall not be personally liable to the Registrant or its stockholders for monetary damages for breach of the directors’ fiduciary duty as directors to the Registrant and its stockholders, except liability for (i) breach of the director’s duty of loyalty to the

Registrant or its stockholders, (ii) acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law, (iii) any transaction leading to improper personal benefit to the director, and (iv) for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Section 174 of the Delaware General Corporation Law. This provision in the Certificate of Incorporation will not eliminate the directors’ fiduciary duty, and in appropriate circumstances equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. The provision also will not affect a director’s responsibilities under any other law, such as the federal securities laws or state or federal environmental laws.

In addition to the foregoing, the proposed form of Underwriting Agreement filed as Exhibit 1.1 to this Registration Statement contains certain provisions by which the Underwriters have agreed to indemnify the Registrant, each person, if any, who controls the Registrant within the meaning of Section 15 of the Securities Act, each director of the Registrant, each officer of the Registrant who signs the Registration Statement, with respect to information furnished in writing by or on behalf of the Underwriters for use in the Registration Statement.

At present, there is no pending litigation or proceeding involving a director, officer, employee or other agent of the Registrant in which indemnification is being sought, nor is the Registrant aware of any threatened litigation that may result in a claim for indemnification by any director, officer, employee or other agent of the Registrant.

Item 15. Recent Sales of Unregistered Securities.

During the last three years, we have issued unregistered securities in the transactions described below. These securities were offered and sold by us in reliance upon the exemptions provided for in Section 4(2) of the Securities Act relating to sales not involving any public offering. The sales were made without the use of an underwriter and the certificates representing the securities sold contain a restrictive legend that prohibits transfers without registration or an applicable exemption.

(1)    In February 2003, we issued 725,303 restricted shares of our common stock to our Chief Executive Officer, Millard S. Drexler, in exchange for $800,000.

(2)    In February 2003, we issued 55,793 restricted shares of our common stock to Millard S. Drexler, Inc., a corporation of which Mr. Drexler is principal.

(3)    In February 2003, we issued 111,585 restricted shares of our common stock to our President, Jeffrey Pfeifle.

(4)    Since September 2002, we have issued restricted shares of our common stock to some of our employees, non-employee directors and former executive officers, as further described below:

Grant Date	Number of Shares of Restricted Stock Granted
9/1/2002	105,000
1/27/2003	1,004,266
9/25/2003	133,902
10/22/2003	27,000
12/1/2003	11,000
1/1/2004	52,500
5/01/2004	55,000
5/10/2004	25,000
6/01/2004	2,500
7/26/2004	5,000
11/01/2004	138,500
12/01/2004	25,000
5/05/2005	40,000
8/08/2005	60,000
8/14/2005	35,000
9/07/2005	35,000

The recipients of these restricted shares of common stock did not pay any consideration for their awards.

(5)    On February 4, 2003, we and Operating entered into a credit agreement with TPG-MD Investment, LLC, a related party, which provides for a Tranche A loan to Operating in an aggregate principal amount of $10.0 million and a Tranche B loan to Operating in an aggregate principal amount of $10.0 million. The loans are due in February 2008 and bear interest at 5.0% per annum payable semi-annually in arrears on January 31 and July 31, commencing on July 31, 2003. Interest will compound and be capitalized and added to the principal amount on each interest payment date, resulting in an effective interest rate of 5.6%. The outstanding amount of these loans is convertible into shares of common stock of the Registrant at $6.82 per share. These loans are subordinated in right of payment to the prior payment of all senior debt. On November 21, 2004, this credit agreement was amended to subordinate the Tranche A loan in right of payment to Operating’s 9 3/4% senior subordinated notes while the Tranche B loan is pari passu in right of payment with such notes.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits.    The following is a complete list of Exhibits filed as part of this Registration Statement.

Exhibit No.	Document
1.1	Form of Underwriting Agreement.*

3.1	Certificate of Incorporation of J.Crew Group, Inc.**

3.2	By-laws of J.Crew Group, Inc. Incorporated by reference to Exhibit 3.2 to the Form 8-K/A filed on October 17, 2005.

Instruments Defining the Rights of Security Holders, Including Indentures

4.1	Form of Specimen Common Stock Certificate of J.Crew Group, Inc.*

4.2(a)	Indenture, dated as of October 17, 1997, between J.Crew Group, Inc. as Issuer and State Street Bank and Trust Company as Trustee (the “Group Indenture”). Incorporated by reference to Exhibit 4.3 to the Registration Statement of J.Crew Group, Inc. on Form S-4 filed on December 16, 1997 (File No. 333-42427) (the “S-4 Registration Statement”).

4.2(b)	Amendment No. 1, dated as of May 6, 2003, of the Group Indenture. Incorporated by reference to Exhibit 4.3 to the Form 8-K filed on May 8, 2003.

4.3	Stockholders’ Agreement, dated as of October 17, 1997, between J.Crew Group, Inc. and the Stockholder signatories thereto. Incorporated by reference to Exhibit 4.1 to the S-4 Registration Statement (File No. 333-42427).

4.4(a)	Employment Agreement, dated as of October 17, 1997, among J.Crew Group, Inc., J.Crew Operating Corp. and TPG Partners II, L.P. and Emily Woods. Incorporated by reference to Exhibit 10.1 to the S-4 Registration Statement (File No. 333-42427).

4.4(b)	Stockholders’ Agreement, dated as of October 17, 1997, among J.Crew Group, Inc., TPG Partners II, L.P. and Emily Woods.**

4.4(c)	Amendment to Stockholders’ Agreement, dated as of June 11, 1998, between TPG Partners II, L.P. and Emily Woods.**

4.4(d)	Amendment to Stockholders’ Agreement, dated as of February 3, 2003, among J.Crew Group, Inc., TPG Partners II, L.P. and Emily Woods. Incorporated by reference to Exhibit 4.1 to the Form 8-K filed on February 7, 2003.

4.5	Stockholders’ Agreement, dated as of January 24, 2003, among J.Crew, TPG Partners II, L.P. and Millard Drexler. Incorporated by reference to Exhibit 4.1 to the Form 8-K filed on February 3, 2003.

Exhibit No.	Document

4.6	Stockholders’ Agreement, dated as of February 20, 2003, among J.Crew Group, Inc., TPG Partners II, L.P. and Jeffrey Pfeifle. Incorporated by reference to Exhibit 4.1 to the Form 8-K filed on February 26, 2003.

4.7	Indenture, dated as of March 18, 2005, among J.Crew Operating Corp. as Issuer, J.Crew Intermediate LLC, Grace Holmes, Inc., H.F.D. No. 55, Inc., J.Crew, Inc. and J.Crew International, Inc. as Guarantors, and U.S. Bank National Association as Trustee. Incorporated by reference to Exhibit 4.1 to the Form 8-K filed on March 23, 2005.
4.8	Security Agreement, dated as of November 21, 2004, by and among J.Crew Operating Group, J.Crew Inc., Grace Holmes, Inc., H.F.D. No. 55, Inc., J.Crew International, Inc. and J.Crew Intermediate LLC as Grantors, and U.S. Bank National Association as Collateral Agent. Incorporated by reference to Exhibit 4.2 to the Form 8-K filed on December 28, 2004.

4.9	Intercreditor Agreement, dated as of November 21, 2004, among Congress Financial Corporation as Senior Credit Agent, U.S. Bank National Association as Collateral Agent, J.Crew Operating Corp., J.Crew, Inc., Grace Holmes, Inc., H.F.D. No. 55, Inc., J.Crew International, Inc. and J.Crew Intermediate LLC. Incorporated by reference to Exhibit 4.3 to the Form 8-K filed on December 28, 2004.

Legal Opinion

5.1	Legal Opinion of Cleary Gottlieb Steen & Hamilton LLP.*

Material Contracts

10.1	Amended and Restated Loan and Security Agreement, dated as of December 23, 2004, by and among J.Crew Operating Corp., J.Crew Inc., Grace Holmes, Inc. d/b/a J.Crew Retail, H.F.D. No. 55, Inc. d/b/a J.Crew Factory as Borrowers, J.Crew Group, Inc., J.Crew International, Inc., J.Crew Intermediate LLC as Guarantors, Wachovia Capital Markets, LLC as Arranger and Bookrunner, Wachovia Bank, National Association as Administrative Agent, Bank of America, N.A. as Syndication Agent, Congress Financial Corporation as Collateral Agent, and the Lenders. Incorporated by reference to Exhibit 4.6 to the Form 8-K filed on December 28, 2004.

10.2(a)	Credit Agreement, dated as of February 4, 2003, by and between J.Crew Group, Inc., J.Crew Operating Corp., and certain subsidiaries thereof, and TPG-MD Investment, LLC (the “TPG-MD Credit Agreement”). Incorporated by reference to Exhibit 10.1 to the Form 8-K filed on February 7, 2003.

10.2(b)	Amendment No. 1, dated as of November 21, 2004, to the TPG-MD Credit Agreement. Incorporated by reference to Exhibit 4.4 to the Form 8-K filed on December 28, 2004.

10.3	Purchase Agreement, dated as of August 16, 2005, between the Company and TPG Partners II L.P., TPG Parallel II L.P. and TPG Investors II L.P.**

10.4	Letter Agreement, dated as of August 16, 2005, between the Company and TPG-MD Investment, LLC.**

Management Contracts and Compensatory Plans and Arrangements

10.5	Amended and Restated J.Crew Group, Inc. 1997 Stock Option Plan. Incorporated by reference to Exhibit 10.1 to the Form 10-Q for the period ended August 3, 2002.

10.6(a)	J.Crew Group, Inc. 2003 Equity Incentive Plan (the “2003 Plan”). Incorporated by reference to Exhibit 10.4 to the Form 10-K for the fiscal year ended February 1, 2003.

Exhibit No.	Document

10.6(b)	Amendment No. 1 to the 2003 Plan. Incorporated by reference to Exhibit 10.4(b) to the Form 10-K for the fiscal year ended January 31, 2004.

10.7(a)	Services Agreement, dated January 24, 2003, between the Company, Millard S. Drexler, Inc. and Millard S. Drexler. Incorporated by reference to Exhibit 10.9 to the Form 10-K for the fiscal year ended February 1, 2003.

10.7(b)	Option Surrender Agreement, dated September 25, 2003, between the Company and Millard S. Drexler. Incorporated by reference to Exhibit 10.9(b) to the Form 10-K for the fiscal year ended January 31, 2004.

10.8(a)	Employment Agreement, dated January 24, 2003, between the Company and Jeffrey Pfeifle. Incorporated by reference to Exhibit 10.10 to the Form 10-K for the fiscal year ended February 1, 2003.

10.8(b)	Option Surrender Agreement, dated September 25, 2003, between the Company and Jeffrey Pfeifle. Incorporated by reference to Exhibit 10.10(b) to the Form 10-K for the fiscal year ended January 31, 2004.

10.9	Form of Executive Severance Agreement between the Company and certain executives thereof. Incorporated by reference to Exhibit 10.14 to Form 10-K for the fiscal year ended February 2, 2002.

10.10	Employment Agreement, dated January 23, 2004, between the Company and Tracy Gardner. Incorporated by reference to Exhibit 10.14 to the Form 10-K for the fiscal year ended January 31, 2004.

10.11	Employment Agreement, dated April 10, 2004, between the Company and Amanda Bokman. Incorporated by reference to Exhibit 10.16 to the Form 10-K for the fiscal year ended January 31, 2004.

10.12	Separation Agreement, dated June 17, 2005, between the Company and Amanda Bokman.**

10.13	Employment Agreement, dated August 16, 2005, between the Company and James Scully.**

10.14	Amended and Restated Employment Agreement by and among the Company, Operating and Millard S. Drexler dated as of October 20, 2005. Incorporated by reference to Exhibit 10.1 to the Form 8-K filed on October 21, 2005.

10.15	Trademark License Agreement by and among the Company, Millard S. Drexler and Millard S. Drexler, Inc. dated as of October 20, 2005. Incorporated by reference to Exhibit 10.2 to the Form 8-K filed on October 21, 2005.

Other Exhibits

21.1	Subsidiaries of J.Crew Group, Inc.**

23.1	Consent of KPMG LLP, Independent Auditors.†

23.2	Consent of Cleary Gottlieb Steen & Hamilton LLP. Included in Exhibit 5.1.*

24.1	Power of Attorney.**

†	Filed herewith.
*	To be filed by amendment.
**	Previously filed.

(b) Financial Statement Schedules.    Schedules not listed above have been omitted because the information to be set forth therein is not material, not applicable or is shown in the financial statements or notes thereto.

Item 17. Undertakings.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchasers.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 2 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on October 28, 2005.

J.Crew Group, Inc.

By:	/S/ MILLARD DREXLER
Millard Drexler
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date
/S/ MILLARD DREXLER Millard Drexler	Chairman of the Board, Chief Executive Officer and a Director (Principal Executive Officer)	October 28, 2005

/S/ JAMES SCULLY James Scully	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	October 28, 2005

* Richard Boyce	Director	October 28, 2005

* Jonathan Coslet	Director	October 28, 2005

* James Coulter	Director	October 28, 2005

* Steven Grand-Jean	Director	October 28, 2005

* Bridget Ryan Berman	Director	October 28, 2005

* Emily Scott	Director	October 28, 2005

* Thomas Scott	Director	October 28, 2005

* Stuart Sloan	Director	October 28, 2005

* Josh Weston	Director	October 28, 2005

*By:	/S/ NICHOLAS LAMBERTI
Nicholas Lamberti, Attorney-in-Fact

EXHIBIT INDEX

Exhibit No.	Document
1.1	Form of Underwriting Agreement.*

3.1	Certificate of Incorporation of J.Crew Group, Inc.**

3.2	By-laws of J.Crew Group, Inc. Incorporated by reference to Exhibit 3.2 to the Form 8-K/A filed on October 17, 2005.

Instruments Defining the Rights of Security Holders, Including Indentures

4.1	Form of Specimen Common Stock Certificate of J.Crew Group, Inc.*

4.2(a)	Indenture, dated as of October 17, 1997, between J.Crew Group, Inc. as Issuer and State Street Bank and Trust Company as Trustee (the “Group Indenture”). Incorporated by reference to Exhibit 4.3 to the S-4 Registration Statement (File No. 333-42427).

4.2(b)	Amendment No. 1, dated as of May 6, 2003, to the Group Indenture. Incorporated by reference to Exhibit 4.3 to the Form 8-K filed on May 8, 2003.

4.3	Stockholders’ Agreement, dated as of October 17, 1997, between J.Crew Group, Inc. and the Stockholder signatories thereto. Incorporated by reference to Exhibit 4.1 to the S-4 Registration Statement (File No. 333-42427).

4.4(a)	Employment Agreement, dated as of October 17, 1997, among J. Crew Group, Inc., J. Crew Operating Corp. and TPG Partners II, L.P. and Emily Woods. Incorporated by reference to Exhibit 10.1 to the S-4 Registration Statement (File No. 333-42427).

4.4(b)	Stockholders’ Agreement, dated as of October 17, 1997, among J.Crew Group, Inc., TPG Partners II, L.P. and Emily Woods.**

4.4(c)	Amendment to Stockholders’ Agreement, dated as of June 11, 1998, between TPG Partners II, L.P. and Emily Woods.**

4.4(d)	Amendment to Stockholders’ Agreement, dated as of February 3, 2003, among J.Crew Group, Inc., TPG Partners II, L.P. and Emily Woods. Incorporated by reference to Exhibit 4.1 of the Form 8-K filed on February 7, 2003.

4.5	Stockholders’ Agreement, dated as of January 24, 2003, among J.Crew Group, Inc., TPG Partners II, L.P. and Millard Drexler. Incorporated by reference to Exhibit 4.1 to the Form 8-K filed on February 3, 2003.

4.6	Stockholders’ Agreement, dated as of February 20, 2003, among J.Crew Group, Inc., TPG Partners II, L.P. and Jeffrey Pfeifle. Incorporated by reference to Exhibit 4.1 to the Form 8-K filed on February 26, 2003.

4.7	Indenture, dated as of March 18, 2005, among J.Crew Operating Corp. as Issuer, J.Crew Intermediate LLC, Grace Holmes, Inc., H.F.D. No. 55, Inc., J.Crew, Inc. and J.Crew International, Inc. as Guarantors, and U.S. Bank National Association as Trustee. Incorporated by reference to Exhibit 4.1 to the Form 8-K filed on March 23, 2005.

4.8	Security Agreement, dated as of November 21, 2004, by and among J.Crew Operating Group, J.Crew Inc., Grace Holmes, Inc., H.F.D. No. 55, Inc., J.Crew International, Inc. and J.Crew Intermediate LLC as Grantors, and U.S. Bank National Association as Collateral Agent. Incorporated by reference to Exhibit 4.2 to the Form 8-K filed on December 28, 2004.

4.9	Intercreditor Agreement, dated as of November 21, 2004, among Congress Financial Corporation as Senior Credit Agent, U.S. Bank National Association as Collateral Agent, J.Crew Operating Corp., J.Crew, Inc., Grace Holmes, Inc., H.F.D. No. 55, Inc., J.Crew International, Inc. and J.Crew Intermediate LLC. Incorporated by reference to Exhibit 4.3 to the Form 8-K filed on December 28, 2004.

Exhibit No.	Document

Legal Opinion

5.1	Legal Opinion of Cleary Gottlieb Steen & Hamilton LLP.*

Material Contracts

10.1	Amended and Restated Loan and Security Agreement, dated as of December 23, 2004, by and among J.Crew Operating Corp., J.Crew Inc., Grace Holmes, Inc. d/b/a J.Crew Retail, H.F.D. No. 55, Inc. d/b/a J.Crew Factory as Borrowers, J.Crew Group, Inc., J.Crew International, Inc., J.Crew Intermediate LLC as Guarantors, Wachovia Capital Markets LLC as Arranger and Bookrunner, Wachovia Bank, National Association as Administrative Agent, Bank of America, N.A. as Syndication Agent, Congress Financial Corporation as Collateral Agent, and the Lenders. Incorporated by reference to Exhibit 4.6 to the Form 8-K filed on December 28, 2004.

10.2(a)	Credit Agreement, dated as of February 4, 2003, by and between J.Crew Group, Inc., J.Crew Operating Corp., and certain subsidiaries thereof, and TPG-MD Investment, LLC (the “TPG-MD Credit Agreement”). Incorporated by reference to Exhibit 10.1 to the Form 8-K filed on February 7, 2003.

10.2(b)	Amendment No. 1, dated as of November 21, 2004, to the TPG-MD Credit Agreement. Incorporated by reference to Exhibit 4.4 to the Form 8-K filed on December 28, 2004.

10.3	Purchase Agreement, dated as of August 16, 2005, between the Company and TPG Partners II L.P., TPG Parallel II L.P. and TPG Investors II L.P.**

10.4	Letter Agreement, dated as of August 16, 2005, between the Company and TPG-MD Investment, LLC.**

Management Contracts and Compensatory Plans and Arrangements

10.5	Amended and Restated J.Crew Group, Inc. 1997 Stock Option Plan. Incorporated by reference to Exhibit 10.1 to the Form 10-Q for the period ended August 3, 2002.

10.6(a)	J.Crew Group, Inc. 2003 Equity Incentive Plan (the “2003 Plan”). Incorporated by reference to Exhibit 10.4 to the Form 10-K for the fiscal year ended February 1, 2003.

10.6(b)	Amendment No. 1 to the 2003 Plan. Incorporated by reference to Exhibit 10.4(b) to the Form 10-K for the fiscal year ended January 31, 2004.

10.7(a)	Services Agreement, dated January 24, 2003, between the Company, Millard S. Drexler, Inc. and Millard S. Drexler. Incorporated by reference to Exhibit 10.9 to the Form 10-K for the fiscal year ended February 1, 2003.

10.7(b)	Option Surrender Agreement, dated September 25, 2003, between the Company and Millard S. Drexler. Incorporated by reference to Exhibit 10.9(b) to the Form 10-K for the fiscal year ended January 31, 2004.

10.8(a)	Employment Agreement, dated January 24, 2003, between the Company and Jeffrey Pfeifle. Incorporated by reference to Exhibit 10.10 to the Form 10-K for the fiscal year ended February 1, 2003.

10.8(b)	Option Surrender Agreement, dated September 25, 2003, between the Company and Jeffrey Pfeifle. Incorporated by reference to Exhibit 10.10(b) to the Form 10-K for the fiscal year ended January 31, 2004.

10.9	Form of Executive Severance Agreement between the Company and certain executives thereof. Incorporated by reference to Exhibit 10.14 to Form 10-K for the fiscal year ended February 2, 2002.

Exhibit No.	Document

10.10	Employment Agreement, dated January 23, 2004, between the Company and Tracy Gardner. Incorporated by reference to Exhibit 10.14 to the Form 10-K for the fiscal year ended January 31, 2004.

10.11	Employment Agreement, dated April 10, 2004, between the Company and Amanda Bokman. Incorporated by reference to Exhibit 10.16 to the Form 10-K for the fiscal year ended January 31, 2004.

10.12	Separation Agreement, dated June 17, 2005, between the Company and Amanda Bokman.**

10.13	Employment Agreement, dated August 16, 2005, between the Company and James Scully.**

10.14	Amended and Restated Employment Agreement by and among the Company, Operating and Millard S. Drexler dated as of October 20, 2005. Incorporated by reference to Exhibit 10.1 to the Form 8-K filed on October 21, 2005.

10.15	Trademark License Agreement by and among the Company, Millard S. Drexler and Millard S. Drexler, Inc. dated as of October 20, 2005. Incorporated by reference to Exhibit 10.2 to the Form 8-K filed on October 21, 2005.

Other Exhibits

21.1	Subsidiaries of J.Crew Group, Inc.**

23.1	Consent of KPMG LLP, Independent Auditors.†

23.2	Consent of Cleary Gottlieb Steen & Hamilton LLP. Included in Exhibit 5.1.*

24.1	Power of Attorney.**

†	Filed herewith.
*	To be filed by amendment.
**	Previously filed.